OCT 17 2019

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2018)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 17th day of October, 2019.

United Mexican States



By: ______________________

Name: José De Luna Martínez
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2018

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2019 and Federal Annual Revenue Law for 2019 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2018*	

---

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C


PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2019

TEXTO VIGENTE
Nuevo Presupuesto publicado en el Diario Oficial de la Federación el 28 de diciembre de 2018

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ANDRÉS MANUEL LÓPEZ OBRADOR, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2019

TÍTULO PRIMERO
DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I
Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2019, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto, deba remitirse a la Cámara de Diputados será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.


La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto aprobado, por ramo y entidad.

CAPÍTULO II
De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de **$5,838,059,700,000**, y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de **$503,841,300,000**.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

VI. El capítulo específico que incorpora el monto máximo anual de gasto programable para atender los compromisos de pago requeridos para los nuevos proyectos de asociación público-privada y para aquellos autorizados en ejercicios fiscales anteriores, así como la información de cada uno de ellos, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A de este Decreto y en el Tomo VIII del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 24 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.


Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal, aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero, así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2o., Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el Programa Especial de Ciencia, Tecnología e Innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios, conforme al artículo 24 de la Ley de Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 20 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto.

Las previsiones para servicios personales del Ramo General referidos en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 15 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso de la Ciudad de México se ejercerán por medio del


Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 24 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 25 de este Decreto, y

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 26 de este Decreto.

Los Anexos 14, 16 al 19 y 28 al 30 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos productivos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales, y la distribución del programa hidráulico: subsidios para entidades federativas.

Asimismo, en el Anexo 27 de este Decreto se consideran los recursos para el Programa Nacional de Reconstrucción, que tendrá por objeto atender a la población afectada por los sismos de septiembre de 2017 y febrero de 2018, con un enfoque de derechos humanos, de conformidad con las declaratorias correspondientes emitidas por la Secretaría de Gobernación conforme a lo previsto en la Ley General de Protección Civil. La aplicación y erogación de los recursos que se otorgarán a través de este Programa, así como su seguimiento, control, rendición de cuentas y transparencia, se sujetarán a los lineamientos que emita la Secretaría de Desarrollo Agrario, Territorial y Urbano.

Artículo 4. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 5. Para el ejercicio fiscal 2019 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$65,445,000,000 y un techo de gasto de servicios personales de $90,837,600,000. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $5,977,000,000, y un techo de gasto de servicios personales de $58,589,949,580.

Artículo 6. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $746,738,895,682. El Gobierno Federal aportará al Instituto la cantidad de $101,747,891,868, como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $306,972,568,066, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $2,707,764,128, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2019, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así


como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $28,954,162,694, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO
DEL FEDERALISMO

CAPÍTULO ÚNICO
De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales de la Ciudad de México

Artículo 7. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales de la Ciudad de México, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y las demás disposiciones jurídicas aplicables, así como, en su caso, los convenios correspondientes, mismos que deberán ser públicos en términos de las disposiciones jurídicas aplicables;

III. Los proyectos de infraestructura que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a los recursos de los fondos del Ramo


General 23 Provisiones Salariales y Económicas, deberán incluir la leyenda siguiente: "Esta obra fue realizada con recursos públicos federales", sin perjuicio de las demás que establezca el presente Decreto.

La Secretaría deberá publicar de forma trimestral, en el Portal de Transparencia Presupuestaria, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23 Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado; su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales de la Ciudad de México, será establecido por las dependencias a cargo de los respectivos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas bancarias productivas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo con el calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Antes del vencimiento del plazo a que se refiere el párrafo anterior, las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga para realizar la aportación correspondiente de recursos locales, hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades


federativas, municipios y demarcaciones territoriales de la Ciudad de México, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracción IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo, de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo con un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones que lleven a cabo sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal que se otorguen a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México para la seguridad pública, promoverá y vigilará que su aplicación se oriente al cumplimiento de los ejes estratégicos y programas con prioridad nacional definidos por dicho Consejo, así como que su erogación se realice dentro del presente ejercicio fiscal.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales de la Ciudad de México, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México, en el ejercicio de los recursos que les sean transferidos para seguridad pública, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo de desarrollo y operación policial previsto en la ley de la materia, conforme a los ejes estratégicos aprobados por el Consejo Nacional de Seguridad Pública, y



X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2019 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 8. El presente Presupuesto de Egresos incluye la cantidad de $4,009,124,098, para el otorgamiento del subsidio para el fortalecimiento del desempeño en materia de seguridad pública a los municipios y demarcaciones territoriales de la Ciudad de México y, en su caso, a las entidades federativas que ejerzan de manera directa o coordinada la función.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a los lineamientos que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública en alineación con los programas con prioridad nacional definidos por el Consejo Nacional de Seguridad Pública, con el objeto de apoyar la profesionalización, la certificación y el equipamiento de los elementos policiales de las instituciones de seguridad pública, así como al fortalecimiento tecnológico, de equipo e infraestructura de las instituciones de seguridad pública y a la prevención social de la violencia y la delincuencia.

A más tardar el 15 de febrero, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación los lineamientos a que se refiere el párrafo anterior, los cuales incluirán lo siguiente:

I. Los requisitos y procedimientos para la gestión, administración y evaluación de los recursos, mismos que establecerán, entre otros, los plazos para la solicitud y entrega de recursos, así como el porcentaje de participación que deberán cubrir los beneficiarios como aportación;

II. La fórmula de elegibilidad y distribución de recursos.

En dicha fórmula deberá tomarse en consideración, entre otros, el número de habitantes; el estado de fuerza de los elementos policiales; la eficiencia en el combate a la delincuencia; la incidencia delictiva en los municipios y demarcaciones territoriales y las características asociadas a los mismos, como son: destinos turísticos, zonas fronterizas, conurbados y aquellos afectados por su proximidad geográfica a otros con alta incidencia delictiva, y

III. La lista de municipios y demarcaciones territoriales beneficiarios del subsidio y el monto de asignación correspondiente a cada uno.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá suscribir los convenios específicos de adhesión y sus anexos técnicos, con las entidades federativas y con los beneficiarios del subsidio, a más tardar el 15 de marzo de 2019.

En dichos convenios deberán preverse los términos de la administración de los recursos del subsidio con base en las siguientes modalidades:

a) Ejercicio directo de la función de seguridad pública en el municipio o demarcación territorial por la entidad federativa;

b) Ejercicio directo de la función de seguridad pública por el municipio, o

c) Ejercicio coordinado de la función de seguridad pública entre ambos.



En los casos de los incisos b) y c) deberá estipularse el compromiso de las entidades federativas de entregar el monto correspondiente de los recursos a los municipios o demarcaciones territoriales, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que aquéllas reciban los recursos de la Federación.

En los convenios se podrá establecer la posibilidad de realizar compras en forma consolidada y la transferencia de recursos en especie por parte de la Federación a los beneficiarios, así como otros mecanismos que faciliten el ejercicio de los subsidios.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 9. La Secretaría, a más tardar el último día de febrero, emitirá las disposiciones para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a las 10 entidades federativas con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a permitir el acceso de la población a los servicios básicos de educación y salud, mantener e incrementar el capital físico o la capacidad productiva, así como de infraestructura básica; mediante la construcción, rehabilitación y ampliación de infraestructura pública y su equipamiento.

Los recursos de este fondo se aplicarán a través del fideicomiso público denominado Fondo Regional constituido por la Secretaría. La aprobación de los proyectos de infraestructura propuestos por las entidades federativas estará a cargo del comité técnico del fideicomiso.

El 50 por ciento de los recursos del Fondo se destinará a los estados de Chiapas, Guerrero y Oaxaca, y el restante 50 por ciento a las siete entidades federativas con menor índice de desarrollo humano, en términos de las disposiciones que emita la Secretaría, y

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad.

La asignación prevista para los fondos a que se refiere el presente artículo se contempla en el Anexo 20 de este Decreto.

Del monto total asignado a cada uno de los fondos previstos en este artículo, la Secretaría podrá destinar hasta el 1 por ciento para la administración de los mismos, y transferirá a la Auditoría una cantidad equivalente al 1 al millar de los montos aprobados en cada uno de estos fondos, para su fiscalización.

Las entidades federativas que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración y veracidad de la información técnica que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que tengan conferidas las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Artículo 10. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se aplicarán a través del fideicomiso público denominado Fondo Metropolitano constituido


por la Secretaría. La aprobación de los programas y proyectos de infraestructura propuestos por las entidades federativas estará a cargo del comité técnico del fideicomiso.

Los Consejos para el Desarrollo Metropolitano o los órganos equivalentes de carácter estatal propondrán la aprobación de los programas o proyectos de infraestructura a un comité presidido por la Secretaría, que contará con la participación de las secretarías de Medio Ambiente y Recursos Naturales, y de Desarrollo Agrario, Territorial y Urbano. La Secretaría emitirá las disposiciones específicas que establecerán los criterios, requisitos y procedimientos para el otorgamiento de los recursos del Fondo.

Los recursos del Fondo se destinarán a las zonas metropolitanas definidas por el grupo interinstitucional conformado por la Secretaría de Desarrollo Agrario, Territorial y Urbano, el Instituto Nacional de Estadística y Geografía y el Consejo Nacional de Población, de conformidad con los programas y proyectos de infraestructura que apruebe el comité referido en el párrafo anterior.

Los recursos del Fondo Metropolitano se destinarán a programas y proyectos de infraestructura conforme a lo que se establezca en los lineamientos específicos que emita la Secretaría; los cuales deberán demostrar ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano, el transporte público y la movilidad no motorizada y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los programas y proyectos de infraestructura a los que se destinen los recursos federales del Fondo Metropolitano deberán guardar congruencia con los programas en materia de infraestructura, desarrollo regional y urbano correspondientes.

Para la determinación de los programas y proyectos de infraestructura que someterán a consideración del comité a que se refiere este artículo, los gobiernos de las entidades federativas a través de su Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal deberán observar criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

El Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal establecerá los mecanismos de participación y de presentación de programas y proyectos de infraestructura por parte de los municipios o demarcaciones territoriales de la Ciudad de México.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Los municipios y las demarcaciones territoriales de la Ciudad de México, por conducto de sus representantes, podrán participar en las sesiones del Consejo para el Desarrollo Metropolitano postulando programas y proyectos de infraestructura, presentando iniciativas y propuestas en el marco del objeto y fines del Fondo Metropolitano, en términos de las disposiciones aplicables al Fondo.


Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

Las entidades federativas deberán reportar trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados, a la Secretaría y a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Las entidades federativas que conforman cada zona metropolitana deberán publicar trimestralmente en sus páginas de Internet la información actualizada respecto de la autorización de la asignación de recursos del Fondo Metropolitano.

La Secretaría podrá destinar hasta el 1 por ciento del monto total asignado al Fondo, para la administración del mismo, y transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto aprobado del Fondo, para su fiscalización.

Artículo 11. Las entidades federativas y, en su caso, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con recursos del Ramo General 23 deberán reportar a la Secretaría, en los términos que ésta determine y a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información del contrato bajo el cual se realicen dichos proyectos, su ubicación geográfica, informes sobre sus avances y, en su caso, evidencias de conclusión. Las entidades federativas serán responsables de la veracidad de la información reportada.

TÍTULO TERCERO
DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I
Disposiciones Generales

Artículo 12. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto de Egresos, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respectivamente. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio fiscal, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto de Egresos.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados, en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

CAPÍTULO II
De las disposiciones de austeridad y disciplina presupuestaria

Artículo 13. Las dependencias y entidades se sujetarán a las disposiciones de austeridad y disciplina presupuestaria que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y en las demás disposiciones aplicables. Sin perjuicio de lo anterior, las dependencias y entidades observarán las disposiciones siguientes:


I. No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas;

II. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 24 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2018;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio.

El Instituto de Administración y Avalúos de Bienes Nacionales continuará las acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto actualizará el programa de aprovechamiento inmobiliario federal mismo que deberá publicarse en su portal de Internet, así como podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las dependencias y entidades;

IV. La remodelación de oficinas se limitará, de acuerdo con el presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más accesible y eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado.

La Secretaría fungirá como área consolidadora de los procedimientos de adquisición de bienes y contratación de servicios que esta determine, en términos de las disposiciones jurídicas aplicables;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

VIII. La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las dependencias y entidades,


considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

Las dependencias y entidades proporcionarán a la Secretaría, en los términos que ésta determine, la información relacionada con los contratos que impliquen la erogación de recursos públicos, la cual será pública, en formato de datos abiertos, a través del Portal de Transparencia Presupuestaria. Para ello, se integrará la información que al respecto contenga el sistema CompraNet, en términos de las disposiciones jurídicas aplicables.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad y disciplina presupuestaria en casos excepcionales, para las dependencias y entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto de la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los informes trimestrales las variaciones en el gasto corriente estructural.

Artículo 14. En materia de comunicación social, los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, se sujetarán a la Ley General de Comunicación Social y a las demás disposiciones jurídicas aplicables. En el caso de las dependencias y entidades, adicionalmente, se sujetarán a la política de comunicación social del Gobierno Federal que formule la Oficina de la Presidencia de la República, con la intervención que corresponda a la Secretaría de Gobernación. Asimismo, los ejecutores de gasto deberán observar lo siguiente:

I. Podrán destinar recursos presupuestarios para la difusión de campañas de comunicación social, a través de la radio y la televisión, siempre y cuando hayan solicitado los tiempos oficiales, y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia;

II. Las dependencias y entidades registrarán la información a la que se refiere el artículo 33 de la Ley General de Comunicación Social, en el sistema respectivo, de conformidad con las disposiciones generales que para tal efecto publique la Secretaría de Gobernación, en el Diario Oficial de la Federación, de conformidad con la Ley señalada;

III. Las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente;

IV. Durante el ejercicio fiscal no podrán realizarse ampliaciones y/o traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social



y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo que dichos recursos se destinen a mensajes para atender situaciones de carácter contingente; que se requieran para la promoción comercial de las entidades para que generen mayores ingresos; que tengan como propósito promover a México como destino turístico en el extranjero, y que se realicen con cargo a los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización del programa de comunicación social o bien de la modificación respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría;

V. Dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados conforme a la fracción anterior, el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, presentará a la Cámara de Diputados a través de la Comisión competente, un informe con las razones que justifican la ampliación o traspaso correspondiente, así como su cuantía y modalidades de ejercicio;

VI. Las erogaciones realizadas en materia de comunicación social se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica, circulación certificada y pautas de difusión en relación con el medio de comunicación que corresponda;

VII. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

VIII. La Función Pública, en términos de lo dispuesto en la Ley General de Comunicación Social, a través del sistema respectivo dará seguimiento al registro que realicen las dependencias y entidades sobre las erogaciones en materia de Comunicación Social;

IX. El gasto en comunicación social aprobado en este Presupuesto de Egresos deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables, y

X. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, que cuenten con recursos en este Presupuesto de Egresos para Comunicación Social, deben elaborar sus respectivos Programas Anuales de Comunicación Social, de conformidad y en los términos de la legislación aplicable.

CAPÍTULO III
De los servicios personales

Artículo 15. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:


a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 24 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 13, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 24 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.


Artículo 16. Las remuneraciones autorizadas a los servidores públicos de la Federación se refieren en el Anexo 23 de este Decreto y en el Tomo IX de este Presupuesto de Egresos, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

En aquellos puestos de personal militar y, en su caso, en los que se establezcan en las disposiciones específicas que emita la Secretaría y la Función Pública, respecto de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Las remuneraciones de los servidores públicos a que se refiere este párrafo, incluyendo los conceptos extraordinarios señalados, deberán sujetarse en todo momento a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

La Función Pública evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los límites de remuneración mensual para la Administración Pública Federal se presentan en el Anexo 23.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 23.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en el Anexo 23.1. no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) La remuneración total líquida mensual neta autorizada al Presidente de la República para el ejercicio fiscal de 2019 se incluye en el Anexo 23.1.2. de este Decreto;

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2019 se incluye en el Anexo 23.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;


III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los límites correspondientes a las percepciones ordinarias y extraordinarias, según corresponda, de los servidores públicos que se señalan de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I, primer párrafo, de este artículo, se refieren en los siguientes Anexos de este Decreto:

a) Anexo 23.2. Ramo 01: Cámara de Senadores;

b) Anexo 23.3. Ramo 01: Cámara de Diputados;

c) Anexo 23.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 23.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 23.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 23.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 23.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 23.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 23.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 23.11. Ramo 42: Instituto Nacional para la Evaluación de la Educación;

k) Anexo 23.12. Ramo 43: Instituto Federal de Telecomunicaciones;

l) Anexo 23 13. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales;

m) Anexo 23.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto de Egresos.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 23.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.


Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 17. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 18. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto de sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, sólo podrán comprender hasta 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 19. La Secretaría podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de


reestructuraciones a la Administración Pública Federal; la desincorporación de entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las dependencias o entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, los montos de la compensación económica, los cuales se podrán cubrir con recursos del Ramo General 23 Provisiones Salariales y Económicas o conforme al mecanismo presupuestario y de pago que se determine; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las dependencias y entidades correspondientes para su aplicación.

Artículo 20. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV
De la igualdad entre Mujeres y Hombres

Artículo 21. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial de la Ciudad de México, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;


PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2019

CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN *Nuevo Presupuesto DOF 28-12-2018*
Secretaría General
Secretaría de Servicios Parlamentarios

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género, y

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y



Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2019.

La Comisión Nacional de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Las menciones realizadas en el presente Decreto con respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V
De la inclusión de las personas con discapacidad

Artículo 22. Las dependencias y entidades, en coordinación con la Secretaría de Bienestar, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

A más tardar el último día hábil de octubre, las dependencias y entidades entregarán un reporte a la Secretaría de Bienestar, en relación con las acciones señaladas en este artículo.

El reporte al que se refiere el párrafo anterior, deberá ser enviado a las Comisiones de Atención a Grupos Vulnerables de las respectivas Cámaras del Congreso de la Unión.

CAPÍTULO VI
Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 23. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o., Apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga el Instituto Nacional de los Pueblos Indígenas, contando con la intervención que corresponda al Consejo Nacional de Pueblos Indígenas, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;


III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo. Cuando corresponda, los recursos a los que se refiere este artículo podrán ser transferidos directamente a los pueblos, municipios y comunidades indígenas, de conformidad con los convenios que para tal efecto se celebren en términos de las disposiciones aplicables. La entidad federativa correspondiente participará en el ámbito de sus atribuciones en los convenios antes señalados. Los recursos que se transfieran conforme a lo establecido en el presente párrafo, deberán registrarse por la Entidad Federativa en su Cuenta Pública;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes y, en su caso, podrán contemplar la mano de obra comunitaria en los programas relacionados con la construcción o rehabilitación de infraestructura educativa, hidráulica, rehabilitación de caminos y pavimentación;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción;

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y

VIII. Las dependencias y entidades, en coordinación con el Instituto Nacional de los Pueblos Indígenas, definirán y darán seguimiento a indicadores estratégicos que permitan medir el avance de este grupo de población en el acceso efectivo a los derechos sociales.

CAPÍTULO VII
De la inversión pública

Artículo 24. En el presente ejercicio fiscal no se comprometerán nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, a que se refieren los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley Federal de Deuda Pública.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso A, de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso B, de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.



Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso C, de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso D, de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

CAPÍTULO VIII
De la evaluación del desempeño

Artículo 25. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con las directrices hacia el Plan Nacional de Desarrollo 2019-2024. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las Reglas de Operación para los programas presupuestarios sujetos a las mismas, y


d) Los criterios y recomendaciones que, en su caso, emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las entidades sujetas a control presupuestario directo, considerando la periodicidad de medición de dichos indicadores;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el programa anual de evaluación y los lineamientos generales para la evaluación de los programas federales de la Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2019;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales hallazgos y resultados de las evaluaciones conforme al Mecanismo para el seguimiento de aspectos susceptibles de mejora vigente, definido por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2018 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2019 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de las políticas o los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a



que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 10 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;


VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios y demarcaciones territoriales de la Ciudad de México, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño. Para ello, las dependencias y entidades responsables podrán solicitar el apoyo de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social en sus procesos de capacitación;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2019, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2018. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2019.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO
DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I
Disposiciones Generales

Artículo 26. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 25 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación. Para tal efecto, se deberá observar lo siguiente:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:


a) Deberán ser simples, precisas, transparentes, de fácil acceso y claras de tal manera que faciliten la comprensión por parte de los ciudadanos;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Considerar las características sociales, económicas y culturales de la población objetivo, priorizando los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, inclusión social de las personas con discapacidad, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, incluyendo el fomento a las condiciones necesarias para que la libertad e igualdad de las personas sean reales y efectivas, según corresponda;

i) Darán prioridad en la asignación presupuestaria a las acciones para la atención de niñas, niños y adolescentes, personas con discapacidad permanente y a los pueblos indígenas;

j) Se promoverán mecanismos para facilitar a los mexicanos repatriados, el acceso a los beneficios de los programas y garantizar su atención y protección de manera prioritaria;

k) Deberán promover la eliminación de aquellos obstáculos que limiten el ejercicio de los derechos e impidan el pleno desarrollo de las personas así como su efectiva participación en la vida política, económica, cultural y social del país y promoverán la participación de las autoridades de los demás órdenes de Gobierno y de los particulares en la eliminación de dichos obstáculos;

l) Se promoverá la transparencia y acceso a la información pública, así como la eficiencia y eficacia de los recursos públicos, y

m) Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

II. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".


Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales de la Ciudad de México, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto de Egresos y restringirse a lo establecido en el artículo 14 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

La Secretaría publicará en el Portal de Transparencia Presupuestaria la información que permita identificar las características de cada programa federal con base en sus reglas de operación. Para efecto de lo anterior, las dependencias y entidades remitirán a la Secretaría la información relacionada con las reglas de operación de los programas federales a su cargo, así como las modificaciones a las mismas, en los términos que la Secretaría determine.

Queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Para la entrega de los apoyos a la población objetivo de los programas de subsidios en numerario, las dependencias y entidades deberán promover la inclusión financiera mediante el uso de cuentas bancarias personales, a través de instituciones de banca de desarrollo o de intermediarios financieros, de conformidad con lo previsto en el artículo 67 de la Ley General de Contabilidad Gubernamental.

Artículo 27. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué



orden de gobierno corresponde la ejecución de los programas de acuerdo con la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios y demarcaciones territoriales de la Ciudad de México para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

Artículo 28. Las dependencias y entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en el Portal de Transparencia Presupuestaria.

CAPÍTULO II
De los criterios específicos para la operación de los programas

Artículo 29. Los programas de subsidios del Ramo Administrativo 20 Bienestar se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Bienestar considera los programas establecidos en el Anexo 25 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Bienestar, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.



A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Bienestar, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Bienestar, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Bienestar los avances de ejecución físicos y financieros.

Artículo 30. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas, para la implementación de los programas.

La Secretaría tendrá en todo momento acceso a la base de datos única de los beneficiarios de los programas correspondientes.

Asimismo, a fin de evitar duplicidades de beneficiarios y operaciones, se deberá dar pleno acceso, vía remota y en tiempo real, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los Fideicomisos Instituidos en Relación con la Agricultura (FIRA) y a AGROASEMEX, S.A., a la referida base de datos para realizar las consultas correspondientes.

Se entenderá que los beneficiarios incluidos en la base de datos única de esquemas de manejo de riesgos en el sector agropecuario serán elegibles para recibir los mismos apoyos a coberturas e incentivos a la comercialización que los beneficiarios dados de alta, observando las disposiciones aplicables a dichos esquemas y aquellas destinadas a evitar duplicidad de subsidios.

El total de los recursos presupuestarios que se encuentren destinados a apoyos a coberturas y esquemas de administración de riesgos, también podrán ser solicitados y otorgados a través de las ventanillas de FIRA, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, S.A., debiéndose ejercer en el orden en el que sean tramitadas las solicitudes correspondientes.

De los recursos aprobados en este Presupuesto de Egresos para el Programa de Productividad y Competitividad Agroalimentaria, en sus componentes Acceso al Financiamiento, Activos Productivos y Agrologística, y Desarrollo Productivo Sur Sureste y Zonas Económicas Especiales, a cargo de la Secretaría de Agricultura y Desarrollo Rural, al menos el 45 por ciento, 15 por ciento y 20 por ciento, respectivamente, se destinarán a promover el acceso al financiamiento en el sector rural en condiciones más competitivas, y se transferirán a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto.


Artículo 31. En el Anexo 11 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 32. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto de Egresos:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Mejorar e incrementar la productividad, cerrando las brechas existentes;

b) Potenciar la contribución de la agricultura al desarrollo de los territorios rurales y al bienestar de las personas que los habitan;

c) Mejorar la capacidad de la agricultura para adaptarse al cambio climático, mitigar la emisión de gases de efecto invernadero y mejorar la utilización y preservación de los recursos naturales y la biodiversidad;

d) Incrementar la contribución de la agricultura nacional a la seguridad alimentaria de todas las personas;

e) Que permita la complementariedad de acciones con las demás dependencias y entidades;

f) Que permita el desarrollo de proyectos productivos por etapas;

g) Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

h) Una agricultura más incluyente, pero con políticas diferenciadas para cada una de las regiones del país, al tiempo que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores;

i) Que procuren la progresividad en el otorgamiento de los incentivos, en particular del Programa de Desarrollo Rural, y

j) En materia de concurrencia, el porcentaje o monto que corresponda aportar a las entidades federativas, podrá ser establecido por las dependencias considerando su condición socioeconómica;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos


fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Apoyar la comercialización cooperativa de productos agropecuarios elegibles, que permita proporcionar una garantía de rentabilidad mediante el ingreso objetivo que proteja a productores contra descensos imprevistos en el precio de mercado, aquellos con problemas de comercialización, así como a los interesados en la construcción, habilitación, ampliación, mejora y equipamiento de la infraestructura de almacenamiento de granos e información para la competitividad agrícola. Asimismo, coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Incidir, en términos de las disposiciones aplicables, en mercados con problemas de comercialización a través de incentivos en los precios relativos que enfrenten los agentes económicos desde la oferta o desde la demanda, y buscar mejorar las condiciones para la comercialización de los pequeños y medianos productores agropecuarios, mediante el otorgamiento de incentivos a los productores que les permitan enfrentar con mayor eficacia el proceso comercial y con ello mejorar su ingreso. Lo anterior permitirá desplazar volúmenes de grano, para lo cual, de manera específica utilizará los instrumentos con los que cuenta, para mantener una banda de precios y producción disponible para el consumo de las personas y de la agroindustria;


VI. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VII. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VIII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo con las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen el periodo marzo a septiembre, en el entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

La Secretaría de Agricultura y Desarrollo Rural, deberá reportar trimestralmente en su página de Internet, el avance de los recursos ejercidos y pagados por los fideicomisos antes mencionados, así como los saldos de los mismos.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura y Desarrollo Rural, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respetivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen mediante el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos preferentemente en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios;

d) En el caso de los subsidios a energéticos como energía eléctrica, diésel marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura y Desarrollo Rural deberá integrar un listado de beneficiarios, y

e) Implementar acciones y programas de reconversión orientados al desarrollo de mercados regionales, que permitan la reducción de costos, mediante mejoras en las prácticas para la producción y, en su caso, mediante incentivos orientados a este propósito;

IX. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);


X. Promover el desarrollo de sistemas agroalimentarios regionales mediante el Sistema Nacional de Agroparques para un mejor manejo logístico de los productos primarios en puntos estratégicos, que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

XI. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XII. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XIII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las reglas de operación de los Programas Federales del Ramo 08 de la Secretaría de Agricultura y Desarrollo Rural, se deberá establecer que la consulta referida la hará directamente ésta última dependencia y no el beneficiario;

XIV. Para el caso del Programa de Desarrollo Rural, los apoyos serán destinados a pequeños productores en zonas de alta y muy alta marginación aplicando criterios de inclusión social y equidad de género, y

XV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación.

Artículo 33. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo establecido por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a las madres embarazadas, niñas y niños recién nacidos y pueblos indígenas;

II. Dar a conocer semestralmente, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud;

IV. Emitir disposiciones generales o lineamientos sobre:


a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES);

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes se podrá modificar, siempre que las características de afiliación, financieras y de servicios de salud estatales lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud por conducto de la Comisión Nacional de Protección Social en Salud, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica, y

V. Transferir los recursos correspondientes a beneficiarios que no tengan registros duplicados, para lo cual los Regímenes Estatales de Protección Social en Salud enviarán mensualmente para validación de la Comisión Nacional de Protección Social en Salud, únicamente los registros de los beneficiarios del Sistema que no sean derechohabientes de los institutos de seguridad social u otros esquemas públicos y sociales de atención médica, sin perjuicio de lo dispuesto en el artículo 77 bis 5, apartado A), fracción XI, de la Ley General de Salud. Los Regímenes Estatales de Protección Social en Salud deberán suspender los registros duplicados que correspondan.

La Comisión Nacional de Protección Social en Salud presentará a la Cámara de Diputados un informe semestral sobre la validación de los registros de beneficiarios a que se refiere esta fracción.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección Social en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

Los recursos del Ramo Administrativo 12 Salud y del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, correspondientes a la Subfunción Protección Social en Salud, destinados a la prestación de servicios de salud a la persona, deberán ser considerados en la integración de la aportación solidaria por parte del Gobierno Federal a la que hace referencia el artículo 77 bis 13, fracción II, de la Ley General de Salud.


El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 34. La Comisión Nacional de Cultura Física y Deporte podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte, su Reglamento, y demás disposiciones aplicables.

Artículo 35. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo con lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto de los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

Artículo 36. Los programas destinados a educación media superior y superior, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.


La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

De conformidad con los Lineamientos Operativos que sean emitidos por la Secretaría de Educación Pública, el otorgamiento de subsidios para organismos descentralizados estatales, conforme al programa presupuestario correspondiente, estará condicionado a que las entidades federativas aporten la parte que les corresponda con cargo a sus presupuestos autorizados.

TÍTULO QUINTO
OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 37. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 38. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles Media Superior y Superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones


públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar a los 15 días naturales posteriores a la conclusión del trimestre que corresponda. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 39. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2019, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y deberán destinarse a actividades sustantivas; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 40. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de noviembre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

Transitorios

Primero. El presente Decreto entrará en vigor el primero de enero del año 2019.

Segundo. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes


hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

Tercero. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de que los ejecutores de gasto realicen las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación de la estructura administrativa de cualquier dependencia, entidad o ente autónomo, o cambio de sector en los casos que corresponda, reportando las mismas en los Informes Trimestrales.

Con la finalidad de garantizar y dar continuidad a las acciones de gobierno, las dependencias, entidades y unidades administrativas que se encuentren en proceso de readscripción o modificación de sus programas, podrán continuar su operación en la estructura organizacional y presupuestaria en la que se encuentren a la entrada en vigor del presente Decreto, hasta en tanto no se realice la transferencia de recursos humanos, financieros y materiales o se modifiquen sus programas.

Cuarto. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

Quinto. Las nuevas reglas de operación de los programas, que deban emitirse conforme a lo dispuesto en este Decreto, deberán publicarse en el Diario Oficial de la Federación a más tardar el último día hábil de febrero, en los términos de los artículos 43 y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Sexto. Petróleos Mexicanos y la Comisión Federal de Electricidad, en términos de las disposiciones jurídicas aplicables, deberán remitir a la Secretaría los tabuladores y la estructura ocupacional autorizados conforme a su presupuesto de servicios personales aprobado.

Séptimo. Los Poderes Legislativo y Judicial, los entes autónomos, así como las instituciones de banca de desarrollo y demás entes públicos federales, en términos de las disposiciones jurídicas aplicables, deberán llevar a cabo las medidas necesarias para alinear sus estructuras salariales a su presupuesto de servicios personales aprobado en este Presupuesto de Egresos con sujeción al artículo 127, segundo párrafo, base II, de la Constitución Política de los Estados Unidos Mexicanos.

Asimismo, deberán asegurarse que dichas medidas surtan efectos a partir de la entrada en vigor del presente Decreto, garantizando el pago de la remuneración de sus trabajadores en los términos del párrafo anterior.

Las instituciones de banca de desarrollo deberán remitir a la Secretaría, a más tardar el 31 de enero, los tabuladores y la estructura ocupacional para el registro correspondiente.

Octavo. La Secretaría y la Función Pública realizarán las acciones conducentes y emitirán las disposiciones específicas de carácter administrativo que permitan a las dependencias y entidades aplicar el tabulador de sueldos y salarios que será vigente a partir del 1 de enero de 2019, el cual deberá sujetarse a los límites de sueldos y salarios previstos en el Anexo 23.1. y a los montos de los rubros correspondientes en el Tomo IX de este Presupuesto de Egresos.


Noveno. Los recursos aprobados en este Presupuesto de Egresos al Programa Presupuestario S072 "PROSPERA: Programa de Inclusión Social", se entenderán como parte del programa que lo sustituya. Los ejecutores de gasto que tengan a su cargo dicho programa deberán realizar las acciones necesarias para modificar sus objetivos, metas e indicadores del desempeño, de conformidad con las disposiciones aplicables.

Décimo. Las entidades federativas deberán notificar y realizar la entrega de los recursos federales que correspondan a los municipios o demarcaciones territoriales de la Ciudad de México, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos, y en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas no podrán establecer requisitos adicionales ni realizar acciones u omisiones que impidan el ejercicio eficiente, eficaz y oportuno de los recursos públicos que por su conducto se transfieran a los municipios y, en su caso, a las demarcaciones territoriales de la Ciudad de México.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos, realizadas a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a la fecha en que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades competentes en los términos de la legislación aplicable, sin perjuicio de las responsabilidades de carácter civil, administrativo o penal que, en su caso, se determinen.

Los municipios serán responsables de la correcta integración de la información técnica, así como del destino, ejercicio, registro y comprobación de los recursos que les transfieran las entidades federativas respectivas, conforme a lo señalado en este artículo.

Décimo Primero. Los lineamientos del Fondo de Aportaciones para la Infraestructura Social podrán determinar que hasta un sesenta por ciento de los recursos que de dicho Fondo correspondan a las entidades federativas y los municipios o demarcaciones territoriales de la Ciudad de México, se destinen a la realización de acciones de carácter complementario en materia de obras de urbanización, pavimentación, caminos rurales, puentes, obras de reconstrucción y carreteras, conforme a los criterios que se establezcan en los referidos lineamientos.

Décimo Segundo. Las Universidades Públicas Estatales deberán fijar el pago de prestaciones en concordancia con lo establecido en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

Las Universidades Públicas Estatales que resulten apoyadas por la Federación para el fortalecimiento de sus finanzas, deberán formalizar el convenio respectivo con la Secretaría de Educación Pública; en dicho convenio las Universidades Públicas Estatales deberán obligarse, entre otros aspectos, a garantizar su sustentabilidad financiera; el cumplimiento de dicho instrumento será objeto de fiscalización por parte de los entes públicos federales.

Décimo Tercero. Con el objeto de asegurar que el ejercicio de los recursos públicos se realice con eficiencia, eficacia, economía, honradez, transparencia, control y rendición de cuentas, los programas de subsidios implementados por la presente administración del Ejecutivo Federal y que han sido autorizados


en el presente Decreto, deberán contar con reglas de operación a más tardar el último día del mes de febrero de 2019 en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; lo anterior, sin perjuicio de que dichos programas puedan ejecutarse en tanto se emiten las referidas reglas. Quedan exceptuados los programas dirigidos a incrementar la oferta educativa a nivel superior y los programas de reconstrucción.

Décimo Cuarto. Las Dependencias deberán realizar las adecuaciones que sean necesarias para transferir los recursos fiscales y las estructuras orgánicas de los órganos internos de control a la Secretaría de la Función Pública, por lo que se faculta a las Secretarías de Hacienda y Crédito Público y de la Función Pública para llevar a cabo las acciones que correspondan.

Décimo Quinto. Los aprovechamientos enterados por las entidades federativas y los municipios, conforme a lo establecido en el artículo Séptimo Transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal 2019, podrán destinarse al fortalecimiento financiero en entidades federativas y municipios y/o para la atención de desastres naturales.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS			**97,511,908,481**
Gasto Programable			
	01	Poder Legislativo	**13,002,444,027**
		Cámara de Senadores	3,940,000,000
		Cámara de Diputados	6,758,000,000
		Auditoría Superior de la Federación	2,304,444,027
	03	Poder Judicial	**63,656,725,000**
		Suprema Corte de Justicia de la Nación	4,657,931,489
		Consejo de la Judicatura Federal	56,460,188,830
		Tribunal Electoral del Poder Judicial de la Federación	2,538,604,681
	22	Instituto Nacional Electoral	**15,363,037,745**
	35	Comisión Nacional de los Derechos Humanos	**1,809,405,805**
	41	Comisión Federal de Competencia Económica	**582,803,241**
	42	Instituto Nacional para la Evaluación de la Educación	**697,340,971**
	43	Instituto Federal de Telecomunicaciones	**1,500,000,000**
	44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	**900,151,692**
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA			**12,129,702,814**
		Instituto Nacional de Estadística y Geografía	12,129,702,814
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA			**2,695,853,467**
		Tribunal Federal de Justicia Administrativa	2,695,853,467
B: RAMOS ADMINISTRATIVOS			**1,136,594,413,948**
Gasto Programable			
	02	Oficina de la Presidencia de la República	1,569,844,550
	04	Gobernación 1/	60,783,083,252
	05	Relaciones Exteriores	8,532,283,876
	06	Hacienda y Crédito Público	22,575,933,039
	07	Defensa Nacional	93,670,187,410
	08	Agricultura y Desarrollo Rural	65,434,880,164
	09	Comunicaciones y Transportes	66,554,274,978
	10	Economía	9,055,979,367



11	Educación Pública	308,000,434,721
12	Salud	124,266,865,116
13	Marina	32,083,375,192
14	Trabajo y Previsión Social	43,269,051,026
15	Desarrollo Agrario, Territorial y Urbano	18,754,939,290
16	Medio Ambiente y Recursos Naturales	31,020,459,536
17	Procuraduría General de la República	15,351,082,687
18	Energía	27,229,831,829
20	Bienestar	150,606,037,651
21	Turismo	8,785,888,223
27	Función Pública	901,819,393
31	Tribunales Agrarios	831,402,778
37	Consejería Jurídica del Ejecutivo Federal	111,714,286
38	Consejo Nacional de Ciencia y Tecnología	24,764,719,642
45	Comisión Reguladora de Energía	248,276,703
46	Comisión Nacional de Hidrocarburos	214,933,908
47	Entidades no Sectorizadas	9,083,025,072
48	Cultura	12,894,090,259
C: RAMOS GENERALES		**3,224,800,861,492**
Gasto Programable		
19	Aportaciones a Seguridad Social	786,107,477,728
23	Provisiones Salariales y Económicas	112,996,657,654
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	54,068,085,693
33	Aportaciones Federales para Entidades Federativas y Municipios	735,758,572,815
Gasto No Programable		
24	Deuda Pública	542,962,336,884
28	Participaciones a Entidades Federativas y Municipios	919,817,447,799
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
30	Adeudos de Ejercicios Fiscales Anteriores	21,745,082,119
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	51,345,200,800
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,070,061,090,779**
Gasto Programable		
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	323,322,195,097
GYR	Instituto Mexicano del Seguro Social	746,738,895,682
E: EMPRESAS PRODUCTIVAS DEL ESTADO		**1,054,071,488,373**
Gasto Programable		
TYY	Petróleos Mexicanos (Consolidado)	464,601,648,743
TVV	Comisión Federal de Electricidad (Consolidado)	434,702,939,545
Gasto No Programable		
	Costo Financiero, que se distribuye para erogaciones de	154,766,900,085
TYY	Petróleos Mexicanos (Consolidado)	125,135,000,000
TVV	Comisión Federal de Electricidad (Consolidado)	29,631,900,085
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.		**759,805,619,354**
GASTO NETO TOTAL		**5,838,059,700,000**

1/ Incluye recursos destinados a la Secretaría de Seguridad y Protección Ciudadana, los cuales deberán ser transferidos a la misma del


Ramo Administrativo 04 Gobernación, en cumplimiento del Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Orgánica de la Administración Pública Federal, publicado en el Diario Oficial de la Federación el 30 de noviembre de 2018.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)

Gasto Corriente Estructural	2,314,188,917,773

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos)

Previsiones para Gastos Obligatorios	3,933,006.4
Previsiones para Gastos Obligatorios con Pensiones y Jubilaciones	4,810,470.5

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	MONTO
INFRAESTRUCTURA HIDRÁULICA	2,000.0
Túnel Emisor Oriente (TEO)	2,000.0
INFRAESTRUCTURA TURÍSTICA	89.0
CIP Costa del Pacífico	89 0
TOTAL	2,089.0

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	48,737 53
Entidades de Control Directo	30,781.55
Empresas Productivas del Estado	225,459 29
Poder Judicial	1,470.18
Instituto Nacional Electoral	1,332.26
Comisión Nacional de los Derechos Humanos	70 96
Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	83 46

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

Para efectos de lo dispuesto en la fracción VI del artículo 3o del Proyecto de Presupuesto de Egresos de la Federación, el monto máximo anual de gasto programable para los proyectos de asociación público-privada, asciende a la cantidad de $37,117,424,438 0

PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA	ENTIDAD FEDERATIVA	MONTO TOTAL DE INVERSIÓN[1]	MONTO 2019 [2]
PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES		45,771.4	20,259.7
SECRETARÍA DE GOBERNACIÓN		3,692.7	2,562.0
Construcción, Rehabilitación, Adecuación, Equipamiento y Amueblado del Complejo Penitenciario Federal Papantla	Veracruz	3,692 7	2,562 0
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		21,907.0	8,508.2



Libramiento de la Carretera La Galarza-Amatitlanes	Puebla	991.2	230.9
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luís Potosí)	Querétaro, Guanajuato y San Luis Potosí	1,908 0	0.0
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa)	Tabasco y Veracruz	2,168 9	0 0
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Matehuala - Saltillo) para el periodo 2017-2027	Nuevo León	1,651 1	954 1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Pirámides-Tulancingo-Pachuca) para el periodo 2017-2027	Estado de México e Hidalgo	2,097 5	1,016 1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Saltillo-Monterrey-Nuevo Laredo) para el periodo 2017-2027	Coahuila y Nuevo León	2,256 4	1,212.4
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Texcoco-Zacatepec) para el periodo 2017-2027	Estado de México, Tlaxcala y Puebla	1,419.4	320 0
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Arriaga-Tapachula)	Chiapas	3,748 0	1,630 8
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Campeche-Mérida)	Campeche y Yucatán	1,819 9	1,341 1
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP San Luis Potosí-Matehuala)	San Luis Potosí	1,823 2	977.4
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Tampico-Ciudad Victoria)	Tamaulipas	2,023 5	825 3
SECRETARÍA DE MEDIO AMBIENTE Y RECURSOS NATURALES		**1,402.8**	**702.4**
Proyecto de Modernización del Servicio Meteorológico Nacional	República Mexicana	1,402 8	702 4
SECRETARÍA DE TURISMO		**1,524.4**	**700.5**
Nuevo Acuario de Mazatlán, Sinaloa	Sinaloa	1,524 4	700 5
INSTITUTO MEXICANO DEL SEGURO SOCIAL		**8,566.4**	**3,971.7**
Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit	Nayarit	1,746 0	1,035.4
Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas	Chiapas	1,924.6	1,042.6
Construcción del Hospital Regional (HGR) de 260 Camas en el Municipio de García, Nuevo León	Nuevo León	2,404 2	733 3
Construcción del Hospital General Regional de 260 camas en Tepotzotlán, Estado de México	Estado de México	2,491 6	1,160 4
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**8,678.1**	**3,814.9**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, Ciudad de México	Ciudad de México	1,694.4	553.7
Construcción de una nueva Clínica Hospital en Mérida, Yucatán	Yucatán	952 3	0 0
Sustitución del Hospital General Dr Daniel Gurría Urgell en Villahermosa, Tabasco	Tabasco	1,490.2	870 4
Sustitución del actual Hospital General "Aquiles Calles Ramírez" en Tepic, Nayarit	Nayarit	1,557 6	232.8
Nuevo Hospital General en la Delegación Regional Sur de la Ciudad de México	Ciudad de	2,983 6	2,158 0



	México		
TOTAL		**45,771.4**	**20,259.7**

*Cifras con IVA a pesos de 2019

1/ Monto total estimado en gasto de inversión del sector privado en infraestructura. En el caso del proyecto del Nuevo Acuario de Mazatlán, Sinaloa, se tiene una inversión de SECTUR por 415 5 mdp y de FONADIN por 192 1 mdp

2/ Inversión estimada prevista por el sector privado para el 2019. En el caso del proyecto del Nuevo Acuario de Mazatlán, Sinaloa, se tienen prevista una inversión de SECTUR y de FONADIN

Montos de inversión contratados, con excepción del Proyecto de Modernización del Servicio Meteorológico Nacional (CONAGUA)

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	702,416,827,570	325,037,065,913	1,027,453,893,483

6.B. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	582,864,913,688	463,063,595,598	292,383,203,476

6.C. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	265,675,508,421	185,834,148,283	137,165,717,160

6.D. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	19,141,999,998	11,070,584,306	30,212,584,304

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos) */

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	16,311,240		3,527,871	19,839,111
04	Gobernación	775,877,519		252,460,994	1,028,338,513
05	Relaciones Exteriores	32,409,586		10,143,917	42,553,503
06	Hacienda y Crédito Público	390,907,838		111,305,103	502,212,941
07	Defensa Nacional	1,164,563,406	2,000,000,000	873,760,560	4,038,323,966


08	Agricultura y Desarrollo Rural	185,916,741		67,886,392	253,803,133
09	Comunicaciones y Transportes	163,194,138		81,796,473	244,990,611
10	Economía	62,032,151		24,536,939	86,569,090
11	Educación Pública	2,301,717,799		2,853,395,167	5,155,112,966
12	Salud	691,726,620		177,266,840	868,993,460
13	Marina	317,179,279		271,037,981	588,217,260
14	Trabajo y Previsión Social	47,006,154		19,955,685	66,961,839
15	Desarrollo Agrario, Territorial y Urbano	48,191,229		23,059,094	71,250,323
16	Medio Ambiente y Recursos Naturales	173,316,886		101,190,028	274,506,914
17	Procuraduría General de la República	322,685,266		47,481,357	370,166,623
18	Energía	31,397,118		3,546,882	34,944,000
20	Bienestar	53,790,027		22,795,675	76,585,702
21	Turismo	22,494,074		7,656,947	30,151,021
27	Función Pública	25,264,163		3,039,303	28,303,466
31	Tribunales Agrarios	15,819,830		5,705,824	21,525,654
37	Consejería Jurídica del Ejecutivo Federal	2,868,977		233,943	3,102,920
38	Consejo Nacional de Ciencia y Tecnología	134,608,521		42,965,223	177,573,744
45	Comisión Reguladora de Energía	5,035,160		358,645	5,393,805
46	Comisión Nacional de Hidrocarburos	5,215,981		256,800	5,472,781
47	Entidades no Sectorizadas	36,567,871		13,753,831	50,321,702
48	Cultura	130,121,387		39,742,335	169,863,722
Ramos Generales					
23	Provisiones Salariales y Económicas	9,535,271,646	733,400,000	4,158,492,124	14,427,163,770

*/Para efectos de control presupuestario y eficiencia del gasto, la administración de estos recursos se considera en el Ramo General 23 Provisiones Salariales y Económicas

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	542,962,336,884
Costo financiero de la deuda de las empresas incluidas en el Anexo 1 E de este Decreto	154,766,900,085
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	**51,345,200,800**
Obligaciones incurridas a través de los programas de apoyo a deudores	5,913,500,800
Obligaciones surgidas de los programas de apoyo a ahorradores	45,431,700,000
Total	**749,074,437,769**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios		
Presupuesto autorizado de adquisiciones, arrendamientos y servicios	Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas



Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades
	15,000	200	686
15,000	30,000	228	988
30,000	50,000	257	1,286
50,000	100,000	287	1,587
100,000	150,000	314	1,892
150,000	250,000	357	2,285
250,000	350,000	386	2,573
350,000	450,000	416	2,731
450,000	600,000	443	3,028
600,000	750,000	457	3,187
750,000	1,000,000	501	3,486
1,000,000		528	3,643

Obras Públicas y Servicios Relacionados con las Mismas				
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas	Monto máximo total de cada obra pública que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades	Dependencias y Entidades
	15,000	318	158	2,840	2,205
15,000	30,000	394	200	3,151	2,363
30,000	50,000	474	237	3,626	2,840
50,000	100,000	549	273	4,414	3,306
100,000	150,000	631	318	5,201	3,939
150,000	250,000	712	356	5,990	4,725
250,000	350,000	867	432	6,940	5,201
350,000	450,000	943	474	7,565	5,658
450,000	600,000	1,107	549	8,993	6,775
600,000	750,000	1,262	631	10,239	7,726
750,000	1,000,000	1,413	712	11,503	8,665
1,000,000		1,500	789	12,912	9,763

Nota.- Los anteriores montos se establecen sin perjuicio de los umbrales derivados de los tratados de libre comercio suscritos por México, para la determinación del carácter de los procedimientos de contratación

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

Ramo	Denominación	Monto
Total		88,606,172,769
04 Gobernación		22,693,644



Conducción de la política interior	22,693,644
08 Agricultura y Desarrollo Rural	**3,839,247,992**
Programa de Abasto Social de Leche a cargo de Liconsa, S A de C V	33,418,356
Programa de Abasto Rural a cargo de Diconsa, S.A de C V (DICONSA)	1,114,501,655
Desarrollo Rural	2,691,327,981
09 Comunicaciones y Transportes	**2,764,612,642**
Conservación de infraestructura de caminos rurales y carreteras alimentadoras	2,684,612,642
Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	80,000,000
10 Economía	**318,323,394**
Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	15,000,000
Programa de Microcréditos para el Bienestar	303,323,394
11 Educación Pública	**13,905,272,001**
Educación para Adultos (INEA)	82,773,067
Educación Inicial y Básica Comunitaria	485,892,600
Normar los servicios educativos	104,283,953
PROSPERA Programa de Inclusión Social	11,827,454,450
Programa Nacional de Becas	299,289,136
Programa para la Inclusión y la Equidad Educativa	182,281,825
Fortalecimiento de la Calidad Educativa	123,296,970
Programa Nacional de Reconstrucción	800,000,000
12 Salud	**5,372,001,594**
Rectoría en Salud	9,800,000
Prevención y control de enfermedades	40,260,978
Salud materna, sexual y reproductiva	15,326,275
PROSPERA Programa de Inclusión Social	1,100,828,682
Fortalecimiento a la atención médica	262,820,456
Seguro Popular	3,942,965,203
15 Desarrollo Agrario, Territorial y Urbano	**589,074,848**
Programa de Mejoramiento Urbano (PMU)	589,074,848
16 Medio Ambiente y Recursos Naturales	**1,145,926,210**
Rehabilitación y Modernización de Presas y Estructuras de Cabeza	58,110,000
Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado	346,409,612
Planeación, Dirección y Evaluación Ambiental	396,755
Programa de Conservación para el Desarrollo Sostenible	38,068,029
Programa de agua potable, alcantarillado y saneamiento	129,626,856
Programa de apoyo a la infraestructura hidroagrícola	240,587,926
Apoyos para el Desarrollo Forestal Sustentable	332,727,032
19 Aportaciones a Seguridad Social	**3,956,976,358**
Programa IMSS-PROSPERA	3,956,976,358
20 Bienestar	**40,002,352,359**
Programa de Fomento a la Economía Social	120,646,704
Programa 3 x 1 para Migrantes	15,788,640
Programa de Coinversión Social	115,028,796
PROSPERA Programa de Inclusión Social	5,489,730,381
Programa de estancias infantiles para apoyar a madres trabajadoras	139,630,097
Pensión para el Bienestar de las Personas Adultas Mayores	34,121,527,742
23 Provisiones Salariales y Económicas	**467,197,052**
Fondo Regional	467,197,052


33 Aportaciones Federales para Entidades Federativas y Municipios	**10,097,477,616**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	7,367,558,801
FAM Asistencia Social	2,729,918,814
35 Comisión Nacional de los Derechos Humanos	**24,312,532**
Promover, difundir y proteger los Derechos Humanos de los integrantes de pueblos y comunidades indígenas y atender asuntos de indígenas en reclusión	24,312,532
38 Consejo Nacional de Ciencia y Tecnología	**33,564,925**
Apoyos para actividades científicas, tecnológicas y de innovación	33,564,925
47 Entidades no Sectorizadas	**6,000,574,613**
Actividades de apoyo Administrativo	176,147,112
Actividades de apoyo a la función pública y buen gobierno	10,045,513
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	991,554,321
Programa de Apoyo a la Educación Indígena	1,343,078,576
Programa de Infraestructura Indígena	2,362,117,433
Programa para el Mejoramiento de la Producción y la Productividad Indígena	806,942,011
Programa de Derechos Indígenas	310,689,647
48 Cultura	**66,564,987**
Educación y cultura indígena	66,564,987

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva	MONTO
	Total	352,091.0
Financiera		2,040.8
	Programa de financiamiento y aseguramiento al medio rural	2,040.8
	Hacienda y Crédito Público	2,040.8
	AGROASEMEX	1,211 7
	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (FND)	438 7
	Fideicomisos Instituidos en Relación con la Agricultura (FIRA)	243 7
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	146 6
Competitividad		45,726.2
	Programa de Apoyos a la Comercialización	6,707.7
	Agricultura y Desarrollo Rural	6,707.7
	Agromercados Sociales y Sustentables	6,707 7
	Programa de Fomento a la Inversión y Productividad	39,018.5
	Agricultura y Desarrollo Rural	37,718.7
	Crédito Ganadero a la Palabra	4,000 0
	Fertilizantes	1,500 0
	Precios de Garantía a Productos Alimentarios Básicos	6,000 0
	Producción para el Bienestar	9,000 0
	Desarrollo Rural	5,375 4
	Programa de Fomento a la Agricultura	2,741 7
	Capitalización Productiva Agrícola	762 7
	Estrategias Integrales de Política Pública Agrícola	261 5
	Investigación, Innovación y Desarrollo Tecnológico Agrícola	986 7
	Mejoramiento Productivo de Suelo y Agua	730 9



Programa de Fomento a la Productividad Pesquera y Acuícola	1,036 4
Impulso a la Capitalización	978 3
Paquetes Productivos Pesqueros y Acuícolas	58 1
Programa de Concurrencia con las Entidades Federativas	2,000 0
Programa de Fomento Ganadero	500.0
Capitalización Productiva Pecuaria	385 0
Estrategias Integrales para la Cadena Productiva	70 0
Investigación, Innovación y Desarrollo Tecnológico Pecuarios	20.0
Sustentabilidad Pecuaria	25.0
Programa de Productividad y Competitividad Agroalimentaria	1,298.4
Acceso al Financiamiento	424 3
Activos Productivos y Agrologística	355 5
Certificación y Normalización Agroalimentaria	12.5
Desarrollo Productivo del Sur Sureste y Zonas Económicas Especiales	330 7
Fortalecimiento a la Cadena Productiva	76 5
Riesgo Compartido	98 9
Programa de Sanidad e Inocuidad Agroalimentaria	4,128 1
Campañas Fitozoosanitarias	603 4
Inocuidad Agroalimentaria, Acuícola y Pesquera	317.8
Inspección y Vigilancia Epidemiológica, de plagas y Enfermedades Reglamentadas no Cuarentenarias	603 4
Programa de Acciones Complementarias para Mejorar las Sanidades	2,000 0
Vigilancia Epidemiológica, de plagas y Enfermedades Cuarentenarias	603 4
Sistema Nacional de Información para el Desarrollo Rural Sustentable	103.6
Sistema Integral para el Desarrollo Sustentable de la Caña de Azúcar (SIDESCA)	7.1
Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)	96 5
Sistema Nacional de Investigación Agrícola	35 0
Fondo SAGARPA-CONACYT	26.6
Sistema Nacional de Investigación Agrícola	8 5
Economía	**967.0**
Fondo Nacional Emprendedor (FNE)	12 0
Programa Nacional de Financiamiento al Microempresario y a la Mujer Rural (PRONAFIM)	955 0
Bienestar	**332.8**
Programa de Fomento a la Economía Social	332 8
Medio Ambiente	**4,833.7**
Programa de Sustentabilidad de los Recursos Naturales	**4,833.7**
Agricultura y Desarrollo Rural	**1,138.4**
Desarrollo Rural	843 7
Programa de Fomento a la Agricultura	145 0
Energías Renovables	145.0
Programa de Fomento a la Productividad Pesquera y Acuícola	149.7



Desarrollo de la Acuacultura	129.1
Ordenamiento y Vigilancia Pesquera y Acuícola	20.6
Medio Ambiente y Recursos Naturales	**3,695.3**
Forestal	2,496.5
Protección al medio ambiente en el medio rural	1,198.8
Desarrollo Regional Sustentable	181.3
PROFEPA	218.4
Vida Silvestre	799.1
Educativa	**50,458.1**
Programa de Educación e Investigación	**50,458.1**
Agricultura y Desarrollo Rural	**6,098.7**
Colegio de Postgraduados	1,361.1
Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO)	110.2
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,288.7
Instituto Nacional de Pesca y Acuacultura (INAPESCA)	516.5
Universidad Autónoma Chapingo	2,822.1
Educación Pública	**44,359.4**
Desarrollo de Capacidades Educación	8,549.3
Educación Agropecuaria	9,170.7
PROSPERA Educación	25,671.7
Universidad Autónoma Agraria Antonio Narro	967.7
Laboral	**35.0**
Programa de mejoramiento de condiciones laborales en el medio rural	**35.0**
Trabajo y Previsión Social	**35.0**
Trabajadores Agrícolas Temporales	35.0
Social	**124,526.5**
Programa de atención a la pobreza en el medio rural	**107,811.0**
Relaciones Exteriores	**75.0**
Atención a migrantes	75.0
Desarrollo Agrario, Territorial y Urbano	**8,000.0**
Atención a la población agraria	8,000.0
Infraestructura Rural	8,000.0
Bienestar	**93,735.4**
Atención a Migrantes	65.8
Atención a la población agraria	93,669.6
Pensión para Adultos Mayores	88,918.5
PROSPERA Desarrollo Social	4,649.1
Programa de Coinversión Social	102.1
Entidades no Sectorizadas	**6,000.6**
Atención a Indígenas (CDI)	6,000.6
Programa de Derecho a la Alimentación	**14,880.9**
Agricultura y Desarrollo Rural	**5,031.3**
Consumo de leche Liconsa	1,240.8



Programa de Abasto Rural a cargo de DICONSA S.A. de C V.	2,147 1
Desarrollo Rural	1,612 4
Programa de Fomento a la Productividad Pesquera y Acuícola	31 0
Fomento al Consumo	31 0
Bienestar	**9,849.6**
PROSPERA Alimentación	9,849.6
Programa de apoyo a la adquisición de leche	**1,768.9**
Agricultura y Desarrollo Rural	**1,768.9**
Adquisición de leche a productores nacionales	1,768 9
Programa de atención a las mujeres en situación de violencia	**65.7**
Bienestar	**65 7**
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, PAIMEF	65 7
Infraestructura	**65,505.6**
Programa de infraestructura en el medio rural	**65,505.6**
Comunicaciones y Transportes	**3,950.2**
Infraestructura	3,950 2
Mantenimiento de Caminos Rurales	3,950 2
Medio Ambiente y Recursos Naturales	**2,962.2**
IMTA	224 4
Infraestructura Hidroagrícola	793 4
Programas Hidráulicos	1,944 4
Aportaciones Federales para Entidades Federativas y Municipios	**58,593.2**
Aportaciones Federales para Entidades Federativas y Municipios	58,593 2
Salud	**48,243.6**
Programa de atención a las condiciones de salud en el medio rural	**48,243.6**
Salud	**36,070.1**
Salud en población rural	36,070 1
Desarrollo de Capacidades Salud	189 0
Sistema de Protección Social en Salud (SPSS)	35,881 2
PROSPERA Salud	2,058 2
Seguro Popular	33,823.0
Aportaciones a Seguridad Social	**12,173.5**
IMSS-PROSPERA	11,893 5
Seguridad Social Cañeros	280 0
Agraria	**804.3**
Programa para la atención de aspectos agrarios	**804.3**
Desarrollo Agrario, Territorial y Urbano	**804.3**
Atención de aspectos agrarios	804 3
Archivo General Agrario	140 1
Conflictos Agrarios y Obligaciones Jurídicas	454 7
Regularización y Registro de Actos Jurídicos Agrarios	209 6
Administrativa	**9,917.1**
Gasto Administrativo	**9,917.1**
Agricultura y Desarrollo Rural	**6,971.3**



ASERCA	215.4
Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	11.2
CONAPESCA	716.2
CONAZA	54.5
Dependencia Sagarpa	3,847.3
FEESA	5.4
FIRCO	227.3
INCA RURAL	24.2
SENASICA	1,728.4
SIAP	104.6
SNICS	36.8
Desarrollo Agrario, Territorial y Urbano	**2,114.4**
Dependencia SEDATU	1,142.2
Procuraduría Agraria	836.0
Registro Agrario Nacional	136.2
Tribunales Agrarios	**831.4**
Tribunales Agrarios	831.4

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Desarrollo Rural	Información Estadística y Estudios (SNIDRUS)	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	26.6	9.6	0.4	20.8
Baja California	34.2	12.4	0.6	28.2
Baja California Sur	19.1	6.8	0.1	26.0
Campeche	30.9	38.7	0.2	49.9
Coahuila	66.7	17.0	0.7	46.2
Colima	22.2	18.1	0.1	23.5
Chiapas	126.5	253.0	1.2	99.9
Chihuahua	66.3	83.1	1.4	68.2
Ciudad de México	15.6	5.7	0.0	3.4
Durango	52.9	80.1	0.7	52.1
Guanajuato	88.3	37.8	1.5	62.0
Guerrero	81.0	332.2	1.1	60.8
Hidalgo	71.0	142.3	0.9	47.3
Jalisco	98.7	46.2	2.1	99.6
Estado de México	87.4	95.0	0.8	42.6
Michoacán	90.4	91.2	1.2	109.3
Morelos	43.0	53.4	0.3	32.5
Nayarit	37.5	38.4	0.5	59.8
Nuevo León	36.5	14.3	0.5	46.3
Oaxaca	116.3	258.5	1.6	44.1
Puebla	90.9	148.8	0.8	62.1
Querétaro	40.6	24.6	0.5	24.6
Quintana Roo	21.0	18.6	0.1	25.2
San Luis Potosí	53.4	79.7	0.6	52.1
Sinaloa	85.8	30.9	1.1	211.9
Sonora	68.7	30.6	0.9	85.3


Tabasco	58 0	29 0	0 2	53 4
Tamaulipas	70 4	35 4	1 5	76.1
Tlaxcala	29.4	31 2	0 2	12 4
Veracruz	142 7	162 0	1 0	98 3
Yucatán	51 2	28 8	0 6	45 3
Zacatecas	77 0	87.5	0 7	41.1
TOTAL	**2,000.0**	**2,341.0**	**24.1**	**1,810.3**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo Unidad Responsable			Recursos Fiscales	Recursos Propios	MONTO
Total			77,314,838,430.8	14,075,280,929.0	91,390,119,359.8
	04	Gobernación	65,503,761.0	0.0	65,503,761.0
	H00	Centro Nacional de Prevención de Desastres	65,503,761 0	0 0	65,503,761 0
	05	Relaciones Exteriores	5,300,000 0	0.0	5,300,000 0
	K00	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000 0	0 0	5,300,000 0
	08	Agricultura y Desarrollo Rural	6,926,294,634.0	314,600,600.0	7,240,895,234.0
	311	Dirección General de Productividad y Desarrollo Tecnológico	1,021,723,451 0	0 0	1,021,723,451 0
	A1I	Universidad Autónoma Chapingo	2,822,048,246 0	3,600,000 0	2,825,648,246 0
	IZC	Colegio de Postgraduados	1,361,142,786 0	24,000,000 0	1,385,142,786 0
	JAG	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,288,708,374 0	280,000,600 0	1,568,708,974 0
	RJL	Instituto Nacional de Pesca y Acuacultura	432,671,777 0	7,000,000 0	439,671,777 0
	09	Comunicaciones y Transportes	183,735,945.0	0.0	183,735,945.0
	A00	Instituto Mexicano del Transporte	121,489,202 0	0 0	121,489,202 0
	JZN	Agencia Espacial Mexicana	62,246,743 0	0 0	62,246,743 0
	10	Economía	461,164,002.0	930,072,629.0	1,391,236,631.0
	410	Dirección General de Innovación, Servicios y Comercio Interior	191,337,936 0	0 0	191,337,936 0
	E00	Instituto Nacional del Emprendedor	24,500,000 0	0 0	24,500,000 0
	K2H	Centro Nacional de Metrología	51,438,298 0	73,924,090 0	125,362,388 0
	K8V	Instituto Mexicano de la Propiedad Industrial	0 0	178,557,290 0	178,557,290 0
	LAT	Procuraduría Federal del Consumidor	0 0	1,806,692 0	1,806,692 0
	LAU	Servicio Geológico Mexicano	193,887,768 0	675,784,557 0	869,672,325 0
	11	Educación Pública	33,886,393,993 8	2,236,656,296.0	36,123,050,289.8
	511	Dirección General de Educación Superior Universitaria	7,647,691,449 0	0 0	7,647,691,449 0
	514	Coordinación General de Universidades Tecnológicas y Politécnicas	563,403,259 4	0 0	563,403,259 4
	600	Subsecretaría de Educación Media Superior	4,933,449 0	0 0	4,933,449 0
	611	Unidad de Educación Media Superior Tecnológica Industrial y de Servicios	560,172 0	0 0	560,172 0
	A00	Universidad Pedagógica Nacional	103,036,578 1	0 0	103,036,578 1
	A2M	Universidad Autónoma Metropolitana	3,363,883,442 8	56,621,077 0	3,420,504,519 8
	A3Q	Universidad Nacional Autónoma de México	12,702,922,485 4	1,087,682,472 0	13,790,604,957 4
	B00	Instituto Politécnico Nacional	4,204,307,630 3	0 0	4,204,307,630 3
	K00	Universidad Abierta y a Distancia de México	19,188,075 4	0 0	19,188,075 4
	L3P	Centro de Enseñanza Técnica Industrial	22,278,177 5	200,000 0	22,478,177 5
	L4J	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,319,030,524 4	829,018,217 0	3,148,048,741 4
	L6H	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	90,358,714 1	141,685,718 0	232,044,432 1
	L8K	El Colegio de México, A C	576,522,324 7	121,448,812 0	697,971,136 7
	M00	Tecnológico Nacional de México	1,995,807,667 0	0 0	1,995,807,667 0
	MGH	Universidad Autónoma Agraria Antonio Narro	272,470,044 8	0 0	272,470,044 8
	12	Salud	6,065,718,757 0	203,494,526.0	6,269,213,283.0
	160	Comisión Coordinadora de Institutos Nacionales de Salud y	1,824,984 0	0 0	1,824,984 0



		Hospitales de Alta Especialidad			
	610	Dirección General de Calidad y Educación en Salud	2,963,473,210 0	0 0	2,963,473,210 0
	M7A	Centro Regional de Alta Especialidad de Chiapas	10,850,420 0	2,116,112 0	12,966,532 0
	M7F	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	129,803,131 0	3,611,673 0	133,414,804 0
	M7K	Centros de Integración Juvenil, A C	24,929,128 0	242,097 0	25,171,225 0
	N00	Servicios de Atención Psiquiátrica	657,561 0	0 0	657,561 0
	NAW	Hospital Juárez de México	209,402,701 0	300,000 0	209,702,701 0
	NBB	Hospital General "Dr Manuel Gea González"	82,208,736 0	746,000 0	82,954,736 0
	NBD	Hospital General de México "Dr Eduardo Liceaga"	150,465,898 0	26,100,363 0	176,566,261 0
	NBG	Hospital Infantil de México Federico Gómez	175,890,771 0	9,811,746 0	185,702,517 0
	NBQ	Hospital Regional de Alta Especialidad del Bajío	13,230,810 0	1,300,000 0	14,530,810 0
	NBR	Hospital Regional de Alta Especialidad de Oaxaca	6,155,797 0	185,000 0	6,340,797 0
	NBS	Hospital Regional de Alta Especialidad de la Península de Yucatán	123,437,831 0	300,000 0	123,737,831 0
	NBT	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,363,049 0	2,934,300 0	4,297,349 0
	NBU	Hospital Regional de Alta Especialidad de Ixtapaluca	6,395,838 0	1,370,000 0	7,765,838 0
	NBV	Instituto Nacional de Cancerología	120,044,541 0	62,422,876 0	182,467,417 0
	NCA	Instituto Nacional de Cardiología Ignacio Chávez	153,288,538 0	4,504,753 0	157,793,291 0
	NCD	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	210,661,301 0	12,565,683 0	223,226,984 0
	NCE	Instituto Nacional de Geriatría	43,488,745 0	5,631,528 0	49,120,273 0
	NCG	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	322,007,751 0	1,889,831 0	323,897,582 0
	NCH	Instituto Nacional de Medicina Genómica	178,664,683 0	0 0	178,664,683 0
	NCK	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	109,161,221 0	9,594,408 0	118,755,629 0
	NCZ	Instituto Nacional de Pediatría	231,968,246 0	0 0	231,968,246 0
	NDE	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	197,995,170 0	5,377,833 0	203,373,003 0
	NDF	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	148,768,528 0	5,711,072 0	154,479,600 0
	NDY	Instituto Nacional de Salud Pública	398,934,513 0	46,779,251 0	445,713,764 0
	NHK	Sistema Nacional para el Desarrollo Integral de la Familia	50,645,655 0	0 0	50,645,655 0
13		**Marina**	**14,700,000 0**	**0 0**	**14,700,000.0**
	212	Dirección General de Investigación y Desarrollo	14,700,000 0	0 0	14,700,000 0
16		**Medio Ambiente y Recursos Naturales**	**395,122,389 0**	**207,130,000.0**	**602,252,389.0**
	RJE	Instituto Mexicano de Tecnología del Agua	224,356,116 0	207,130,000 0	431,486,116 0
	RJJ	Instituto Nacional de Ecología y Cambio Climático	170,766,273 0	0 0	170,766,273 0
17		**Procuraduría General de la República**	**103,727,534.0**	**45,000,000.0**	**148,727,534.0**
	SKC	Instituto Nacional de Ciencias Penales	103,727,534 0	45,000,000 0	148,727,534 0
18		**Energía**	**834,601,626.0**	**5,782,032,515.0**	**6,616,634,141.0**
	T0K	Instituto Nacional de Electricidad y Energías Limpias	296,967,077 0	913,001,185 0	1,209,968,262 0
	T0O	Instituto Mexicano del Petróleo	0 0	4,539,013,389 0	4,539,013,389 0
	T0Q	Instituto Nacional de Investigaciones Nucleares	537,634,549 0	330,017,941 0	867,652,490 0
21		**Turismo**	**18,916,894 0**	**0.0**	**18,916,894.0**
	A00	Instituto de Competitividad Turística	18,916,894 0	0 0	18,916,894 0
23		**Provisiones Salariales y Económicas**	**3,384,300,000.0**	**0.0**	**3,384,300,000.0**
	411	Unidad de Política y Control Presupuestario	3,384,300,000 0	0 0	3,384,300,000 0
38		**Consejo Nacional de Ciencia y Tecnología**	**24,764,719,642.0**	**3,573,621,164.0**	**28,338,340,806.0**
	90A	Centro de Investigación en Ciencias de Información Geoespacial, A C	53,980,047 0	8,735,750 0	62,715,797 0
	90C	Centro de Investigación en Matemáticas, A C	170,582,183 0	27,714,827 0	198,297,010 0
	90E	Centro de Investigación en Materiales Avanzados, S C	182,009,605 0	50,000,000 0	232,009,605 0
	90G	CIATEC, A C "Centro de Innovación Aplicada en Tecnologías Competitivas"	184,199,486 0	130,000,000 0	314,199,486 0
	90I	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A C	186,424,221 0	52,260,672 0	238,684,893 0
	90K	Centro de Investigación y Desarrollo Tecnológico en	112,768,492 0	42,000,000 0	154,768,492 0


		Electroquímica, S C			
	90M	Centro de Investigación y Docencia Económicas, A C	355,343,224 0	40,654,910 0	395,998,134 0
	90O	Centro de Investigaciones Biológicas del Noroeste, S C	433,338,647 0	48,458,257 0	481,796,904 0
	90Q	Centro de Investigación Científica de Yucatán, A C	261,248,261 0	18,948,670 0	280,196,931 0
	90S	Centro de Investigaciones en Óptica, A C	170,352,897 0	29,370,523 0	199,723,420 0
	90U	Centro de Investigación en Química Aplicada	174,006,019 0	45,000,000 0	219,006,019 0
	90W	Centro de Investigaciones y Estudios Superiores en Antropología Social	281,829,761 0	5,600,649 0	287,430,410 0
	90X	Consejo Nacional de Ciencia y Tecnología	18,949,792,711 0	2,500,000 0	18,952,292,711 0
	90Y	CIATEQ, A C Centro de Tecnología Avanzada	277,527,501 0	330,412,000 0	607,939,501 0
	91A	Corporación Mexicana de Investigación en Materiales, S A de C V	0 0	1,090,672,085 0	1,090,672,085 0
	91C	El Colegio de la Frontera Norte, A C	277,814,621 0	48,215,259 0	326,029,880 0
	91E	El Colegio de la Frontera Sur	341,175,339 0	40,000,000 0	381,175,339 0
	91I	El Colegio de Michoacán, A C	138,795,094 0	4,646,635 0	143,441,729 0
	91K	El Colegio de San Luis, A C	106,051,653 0	12,000,000 0	118,051,653 0
	91M	INFOTEC Centro de Investigación e Innovación en Tecnologías de la Información y Comunicación	0 0	550,490,834 0	550,490,834 0
	91O	Fondo para el Desarrollo de Recursos Humanos	84,023,916 0	233,303,814 0	317,327,730 0
	91Q	Instituto de Ecología, A C	257,060,474 0	62,909,000 0	319,969,474 0
	91S	Instituto de Investigaciones "Dr Jose María Luis Mora"	175,414,504 0	5,500,000 0	180,914,504 0
	91U	Instituto Nacional de Astrofísica, Óptica y Electrónica	324,078,412 0	35,000,000 0	359,078,412 0
	91W	Instituto Potosino de Investigación Científica y Tecnológica, A C	119,937,651 0	103,257,994 0	223,195,645 0
	9ZU	Centro de Ingeniería y Desarrollo Industrial	299,919,006 0	413,000,000 0	712,919,006 0
	9ZW	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	495,235,773 0	65,790,739 0	561,026,512 0
	9ZY	Centro de Investigación en Alimentación y Desarrollo, A C	351,810,144 0	77,178,546 0	428,988,690 0
48		**Cultura**	**140,341,488.0**	**0.0**	**140,341,488.0**
	D00	Instituto Nacional de Antropología e Historia	140,341,488 0	0 0	140,341,488 0
		Instituto Mexicano del Seguro Social	**0.0**	**740,326,210 0**	**740,326,210.0**
	GYR	Instituto Mexicano del Seguro Social	0 0	740,326,210 0	740,326,210 0
		Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**64,297,765.0**	**42,346,989.0**	**106,644,754.0**
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	64,297,765 0	42,346,989 0	106,644,754 0

ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

Ramo	Denominación	Monto
TOTAL		**64,656,150,813**
01 Poder Legislativo		**0**
	Actividades derivadas del trabajo legislativo	0
	H Cámara de Senadores	
04 Gobernación		**300,214,489**
	Promover la atención y prevención de la violencia contra las mujeres	260,483,143
	Planeación demográfica del país	7,452,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,518,236
	Programa de Derechos Humanos	16,705,878



Participación Social para la Reconstrucción del Tejido Social en México	1,520,000
Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	10,535,233
05 Relaciones Exteriores	**17,000,000**
Atención, protección, servicios y asistencia consulares	12,000,000
Actividades de apoyo administrativo	4,000,000
Promoción y defensa de los intereses de México en el ámbito multilateral	1,000,000
06 Hacienda y Crédito Público	**4,000,000**
Actividades de apoyo administrativo	4,000,000
07 Defensa Nacional	**100,167,202**
Programa de igualdad entre mujeres y hombres SDN	100,167,202
08 Agricultura y Desarrollo Rural	**3,652,485,182**
Diseño y Aplicación de la Política Agropecuaria	4,096,407
Programa de Productividad y Competitividad Agroalimentaria	318,411,009
Programa de Fomento Ganadero	88,815,166
Programa de Fomento a la Agricultura	1,031,600,774
Desarrollo Rural	2,209,561,826
09 Comunicaciones y Transportes	**5,277,953**
Definición, conducción y supervisión de la política de comunicaciones y transportes	5,277,953
10 Economía	**2,578,437,154**
Actividades de apoyo administrativo	1,850,000
Fondo Nacional Emprendedor	30,000,000
Programa Nacional de Financiamiento al Microempresario (PRONAFIM)	120,000,000
Programa de Microcréditos para el Bienestar	2,426,587,154
11 Educación Pública	**4,761,810,573**
Servicios de Educación Superior y Posgrado	132,615,060
Investigacion Científica y Desarrollo Tecnológico	18,022,007
Políticas de igualdad de género en el sector educativo	8,958,688
Programa Nacional de Becas	1,964,885,901
Programa para la Inclusión y la Equidad Educativa	207,865,954
Programa para el Desarrollo Profesional Docente	7,946,620
Fortalecimiento de la Calidad Educativa	30,206,870
Programa Nacional de Convivencia Escolar	231,309,473
Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	1,728,000,000
Jóvenes Construyendo el Futuro	432,000,000
12 Salud	**4,678,420,281**
Formación y capacitación de recursos humanos para la salud	17,026,990
Investigación y desarrollo tecnológico en salud	125,031,845
Atención a la Salud	1,160,804,010
Prevención y atención contra las adicciones	50,301,828
Programa de vacunación	447,874,111
Actividades de apoyo administrativo	1,826,728
Actividades de apoyo a la función pública y buen gobierno	374,889
Rectoría en Salud	1,802,689
Prevención y atención de VIH/SIDA y otras ITS	405,154,507
Prevención y control de enfermedades	4,344,016
Salud materna, sexual y reproductiva	2,315,415,461



Programa de estancias infantiles para apoyar a madres trabajadoras	148,463,208
13 Marina	**6,860,000**
Sistema Educativo naval y programa de becas	6,860,000
14 Trabajo y Previsión Social	**356,254,871**
Procuración de justicia laboral	26,500,000
Ejecución de los programas y acciones de la Política Laboral	23,608,059
Programa de Apoyo al Empleo (PAE)	306,146,812
15 Desarrollo Agrario, Territorial y Urbano	**919,674,981**
Actividades de apoyo administrativo	2,819,561
Programa de Mejoramiento Urbano (PMU)	916,855,420
16 Medio Ambiente y Recursos Naturales	**102,792,172**
Planeación, Dirección y Evaluación Ambiental	449,220
Programa de Conservación para el Desarrollo Sostenible	61,633,951
Apoyos para el Desarrollo Forestal Sustentable	40,709,001
17 Procuraduría General de la República	**130,862,842**
Investigar y perseguir los delitos del orden federal	71,502,624
Investigar y perseguir los delitos relativos a la Delincuencia Organizada	46,505,487
Promoción del respeto a los derechos humanos y atención a víctimas del delito	4,107,681
Investigar, perseguir y prevenir delitos del orden electoral	4,971,806
Promoción del Desarrollo Humano y Planeación Institucional	1,132,390
Actividades de apoyo administrativo	2,642,853
18 Energía	**6,343,011**
Regulación y supervisión de actividades nucleares y radiológicas	99,760
Actividades de apoyo administrativo	5,093,251
Coordinación de la política energética en electricidad	1,000,000
Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	150,000
19 Aportaciones a Seguridad Social	**444,900**
Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	444,900
20 Bienestar	**40,646,347,966**
Articulación de Políticas Integrales de Juventud	28,668,239
Programa de Fomento a la Economía Social	203,580,196
Programa de Coinversión Social	136,436,016
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	278,535,043
Programa de estancias infantiles para apoyar a madres trabajadoras	2,041,621,313
Pensión para el Bienestar de las Personas Adultas Mayores	37,957,507,158
21 Turismo	**7,350,099**
Planeación y conducción de la política de turismo	7,350,099
22 Instituto Nacional Electoral	**51,871,607**
Gestión Administrativa	1,000,000
Capacitación y educación para el ejercicio democrático de la ciudadanía	25,494,645 00
Dirección, soporte jurídico electoral y apoyo logístico	14,092,469 00
Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	9,499,886 00
Vinculación con la sociedad	448,839 00
Tecnologías de información y comunicaciones	1,335,768 00
35 Comisión Nacional de los Derechos Humanos	**38,957,539**
Realizar la promoción y observancia en el monitoreo, seguimiento y evaluación del impacto de la política nacional en materia de igualdad entre mujeres y hombres	33,310,120
Actividades de apoyo administrativo	5,647,419



38 Consejo Nacional de Ciencia y Tecnología	**4,867,162,051**
Apoyos para actividades científicas, tecnológicas y de innovación	100,694,776
Becas de posgrado y apoyos a la calidad	4,766,467,275
40 Información Nacional Estadística y Geográfica	**44,944,980**
Producción y difusión de información estadística y geográfica	44,944,980
43 Instituto Federal de Telecomunicaciones	**9,398,699**
Actividades de apoyo administrativo	9,398,699
45 Comisión Reguladora de Energía	**250,000**
Regulación y permisos de electricidad	50,000
Regulación y permisos de Hidrocarburos	50,000
Actividades de apoyo administrativo	150,000
47 Entidades no Sectorizadas	**1,335,127,897**
Atención a Víctimas	7,772,233
Actividades de apoyo administrativo	11,365,826
Actividades de apoyo a la función pública y buen gobierno	7,640,319
Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	424,949,154
Fortalecimiento a la Transversalidad de la Perspectiva de Género	358,185,858
Programa para el Mejoramiento de la Producción y la Productividad Indígena	436,616,512
Programa de Derechos Indígenas	88,597,995
48 Cultura	**33,694,363**
Desarrollo Cultural	29,215,879
Programa Nacional de Becas	4,478,484
18 Energía 1/	**500,000**
Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional	500,000
Instituto Mexicano del Seguro Social 1/	**23,297,659,560**
Prevención y Control de Enfermedades	2,078,542,362
Servicios de guardería	12,076,925,624
Atención a la Salud	9,142,191,574
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/	**558,666,567**
Equidad de Género	29,161,862
Prevención y control de enfermedades	529,504,705
Petróleos Mexicanos 1/	**12,720,000**
Actividades de apoyo administrativo	12,720,000
Comisión Federal de Electricidad 1/	**953,430**
Operación y mantenimiento de las centrales generadoras de energía eléctrica	100,000
Operación y mantenimiento de la Red Nacional de Transmisión	100,000
Operación y mantenimiento de la infraestructura del proceso de distribución de energía eléctrica	100,000
Comercialización de energía eléctrica y productos asociados	100,000
Prestación de servicios corporativos	27,000
Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	326,430
Coordinación de las funciones y recursos para la infraestructura eléctrica	100,000
Seguridad física en las instalaciones de electricidad	100,000

1/ El presupuesto no suma en el total, por ser recursos propios



ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo	Denominación	PEF 2019
Total		148,702,950,456
04 Gobernación		160,832,390
	Consejo Nacional para Prevenir la Discriminación	160,832,390
05 Relaciones Exteriores		142,477,949
	Atención, protección, servicios y asistencia consulares	142,477,949
11 Educación Pública		3,680,291,115
	Apoyos a centros y organizaciones de educación	94,153,125
	Jóvenes Construyendo el Futuro	1,913,760,000
	Programa Nacional de Becas	476,901,326
	Programa Nacional de Convivencia Escolar	231,309,473
	Programa Nacional de Reconstrucción	800,000,000
	Programa para la Inclusión y la Equidad Educativa	164,167,190
12 Salud		6,673,186,378
	Asistencia social y protección del paciente	511,050,261
	Formación y capacitación de recursos humanos para la salud	50,645,655
	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	1,207,615,105
	Investigación y desarrollo tecnológico en salud	110,959,662
	Prevención y atención de VIH/SIDA y otras ITS	431,074,811
	Programa de Atención a Personas con Discapacidad	25,000,000
	Programa de estancias infantiles para apoyar a madres trabajadoras	223,027,039
	Programa Nacional de Reconstrucción	800,000,000
	Salud materna, sexual y reproductiva	406,429,903
	Seguro Médico Siglo XXI	2,062,600,000
	Servicios de asistencia social integral	844,783,942
14 Trabajo y Previsión Social		17,738,731,780
	Ejecución de los programas y acciones de la Política Laboral	18,731,780
	Jóvenes Construyendo el Futuro	17,720,000,000
15 Desarrollo Agrario, Territorial y Urbano		5,600,000,000
	Programa Nacional de Reconstrucción	5,600,000,000
19 Aportaciones a Seguridad Social		4,364,924,327
	Programa IMSS-PROSPERA	4,364,924,327
20 Bienestar		103,807,558,658
	Articulación de Políticas Integrales de Juventud	28,668,239
	Desarrollo integral de las personas con discapacidad	53,911,717
	Pensión para el Bienestar de las Personas Adultas Mayores	98,502,798,637
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	278,535,043
	Pensión para el Bienestar de las Personas con Discapacidad Permanente	2,550,000,000
	Programa de Coinversión Social	129,614,215
	Programa de estancias infantiles para apoyar a madres trabajadoras	1,912,741,054
	Servicios a grupos con necesidades especiales	351,289,753
23 Provisiones Salariales y Económicas		400,000,000
	Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	400,000,000
35 Comisión Nacional de los Derechos Humanos		39,808,592
	Atender asuntos relacionados con víctimas del delito y de violaciones a derechos humanos	23,432,262
	Atender asuntos relativos a la aplicación del Mecanismo Independiente de Monitoreo Nacional de la Convención sobre los Derechos de las Personas con Discapacidad	16,376,330
47 Entidades no Sectorizadas		6,000,574,613
	Actividades de apoyo a la función pública y buen gobierno	10,045,513
	Actividades de apoyo administrativo	176,147,112
	Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	991,554,321
	Programa de Derechos Indígenas	310,689,647
	Programa de Infraestructura Indígena	2,362,117,433



	Programa para el Mejoramiento de la Producción y la Productividad Indígena	806,942,011
	Programa de Apoyo a la Educación Indígena	1,343,078,576
48 Cultura		**66,564,987**
	Educación y cultura indígena	66,564,987
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**27,999,667**
	Atención a Personas con Discapacidad	27,999,667

ANEXO 15. ESTRATEGIA DE TRANSICIÓN PARA PROMOVER EL USO DE TECNOLOGÍAS Y COMBUSTIBLES MÁS LIMPIOS (pesos)

Ramo	Denominación	MONTO
Total		**29,385,193,119**
04 Gobernación		**973,164**
08 Agricultura y Desarrollo Rural		**147,929,490**
12 Salud		**33,000,000**
16 Medio Ambiente y Recursos Naturales		**2,390,036**
	Procuraduría Federal de Protección al Ambiente	2,390,036
18 Energía		**564,604,346**
	Secretaría de Energía	483,873,924
	Comisión Nacional para el Uso Eficiente de la Energía	80,130,422
	Instituto Nacional de Electricidad y Energías Limpias	600,000
Petróleos Mexicanos		**149,738,929**
	Pemex Exploración y Producción	149,738,929
Comisión Federal de Electricidad		**28,486,557,153**
	CFE Consolidado*	28,486,557,153

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

Ramo	Denominación	Monto
TOTAL		**39,125,536,166**
04 Gobernación		**193,167,300**
	Coordinación del Sistema Nacional de Protección Civil	193,167,300
08Agricultura y Desarrollo Rural		**9,911,188,523**
	Programa de Productividad y Competitividad Agroalimentaria	17,522,878
	Programa de Fomento a la Agricultura	665,061,387
	Programa de Fomento Ganadero	444,792,390
	Programa de Fomento a la Productividad Pesquera y Acuícola	1,158,998,352
	Desarrollo Rural	4,846,506,848
	Crédito Ganadero a la Palabra	2,778,306,668
09 Comunicaciones y Transportes		**404,800,000**
	Reconstrucción y Conservación de Carreteras	404,800,000
10 Economía		**3,000,000**
	Promoción del comercio exterior y atracción de inversión extranjera directa	3,000,000
11 Educación Pública		**69,487,180**
	Servicios de Educación Superior y Posgrado	51,105,317



Programa Nacional de Becas	959,333
Subsidios para organismos descentralizados estatales	17,422,530
12 Salud	**358,449,607**
Protección Contra Riesgos Sanitarios	13,830,433
Vigilancia epidemiológica	344,619,174
13 Marina	**19,526,214**
Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	19,526,214
15 Desarrollo Agrario, Territorial y Urbano	**2,084,659,275**
Programa de Mejoramiento Urbano (PMU)	2,084,659,275
16 Medio Ambiente y Recursos Naturales	**7,972,511,786**
Capacitación Ambiental y Desarrollo Sustentable	3,344,241
Investigación científica y tecnológica	210,213,327
Protección Forestal	1,390,609,787
Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde	157,816,412
Regulación Ambiental	60,391,756
Inspección y Vigilancia del Medio Ambiente y Recursos Naturales	69,319,243
Gestión integral y sustentable del agua	200,000,000
Sistema Nacional de Áreas Naturales Protegidas	98,355,164
Programas de Calidad del Aire y Verificación Vehicular	667,578
Normativa Ambiental e Instrumentos para el Desarrollo Sustentable	20,340,527
Infraestructura de agua potable, alcantarillado y saneamiento	1,280,987,850
Actividades de apoyo administrativo	10,093,768
Actividades de apoyo a la función pública y buen gobierno	3,202,130
Planeación, Dirección y Evaluación Ambiental	96,160,691
Programa de Conservación para el Desarrollo Sostenible	181,276,327
Programa de agua potable, alcantarillado y saneamiento	802,067,310
Programas de apoyo a la infraestructura hidroagrícola	2,000,000,000
Apoyos para el Desarrollo Forestal Sustentable	1,154,519,086
Conservación y Aprovechamiento Sustentable de la Vida Silvestre	145,438,239
Programa de Manejo de Áreas Naturales Protegidas	87,708,348
18 Energía	**826,560,314**
Actividades de apoyo administrativo	2,333,635
Conducción de la política energética	166,482,408
Coordinación de la política energética en electricidad	45,105,502
Coordinación de la política energética en hidrocarburos	67,833,546
Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	60,931,300
Fondos de Diversificación Energética	483,873,924
21 Turismo	**622,300**
Planeación y conducción de la política de turismo	622,300
23 Provisiones Salariales y Económicas	**3,824,938,000**
Fondo de Desastres Naturales (FONDEN)	3,644,000,000
Fondo de Prevención de Desastres Naturales (FOPREDEN)	180,938,000


38 Consejo Nacional de Ciencia y Tecnología		**223,035,884**
	Investigación científica, desarrollo e innovación	117,025,884
	Becas de posgrado y apoyos a la calidad	106,010,000
47 Entidades no Sectorizadas		**64,840,182**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	64,840,182
Petróleos Mexicanos		**1,475,752,188**
	Proyectos de infraestructura económica de hidrocarburos	1,475,752,188
Comisión Federal de Electricidad		**11,692,997,413**
	Operación de mecanismos para mejorar la comercialización de servicios y productos	11,135,793,223
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	1,354,037
	Mantenimiento de infraestructura	466,559,528
	Proyectos de infraestructura económica de electricidad (Pidiregas)	89,290,625

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**311,308,509,245**
07 Defensa Nacional		**1,850,876,863**
	Sistema educativo militar	1,850,876,863
08 Agricultura y Desarrollo Rural		**262,279,221**
	Desarrollo Rural	262,279,221
10 Economía		**30,000,000**
	Fondo Nacional Emprendedor	30,000,000
11 Educación Pública		**246,044,177,485**
	Educación Básica	**29,946,444,719**
	PROSPERA Programa de Inclusión Social	29,376,016,030
	Programa Nacional de Becas	120,504,749
	Programa para la Inclusión y la Equidad Educativa	218,483,940
	Programa Nacional de Reconstrucción	231,440,000
	Educación Media Superior	**94,502,782,099**
	Formación y certificación para el trabajo	3,459,374,461
	Servicios de Educación Media Superior	41,594,401,059
	Investigación Científica y Desarrollo Tecnológico	560,172
	Programa de infraestructura física educativa	32,307,655
	PROSPERA Programa de Inclusión Social	2,987,222,279
	Programa Nacional de Becas	2,083,365,869
	Programa para la Inclusión y la Equidad Educativa	33,016,265
	Programa para el Desarrollo Profesional Docente	44,492,367
	Subsidios para organismos descentralizados estatales	26,652,571,942
	Expansión de la Educación Media Superior y Superior	274,400,000
	Apoyos a centros y organizaciones de educación	61,070,031


	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	17,280,000,000
	Educación Superior	**120,258,965,409**
	Servicios de Educación Superior y Posgrado	46,162,420,239
	Investigación Científica y Desarrollo Tecnológico	4,023,676,718
	Proyectos de infraestructura social del sector educativo	350,601,371
	Mantenimiento de infraestructura	0
	Programa Nacional de Becas	3,954,086,185
	Programa para la Inclusión y la Equidad Educativa	37,807,842
	Programa para el Desarrollo Profesional Docente	246,641,468
	Fortalecimiento de la Calidad Educativa	1,117,083,738
	Subsidios para organismos descentralizados estatales	58,247,040,487
	Carrera Docente en UPES	354,878,247
	Apoyos a centros y organizaciones de educación [1], [2]	444,729,114
	Jóvenes Construyendo el Futuro	4,320,000,000
	Universidades para el Bienestar Benito Juárez García	1,000,000,000
	Posgrado	**1,335,985,257**
	Programa Nacional de Becas	115,983,130
	Subsidios para organismos descentralizados estatales	1,220,002,127
12 Salud		**1,138,948,991**
	Prevención y atención contra las adicciones	776,052,108
	Prevención y atención de VIH/SIDA y otras ITS	362,896,883
13 Marina		**593,516,029**
	Sistema Educativo naval y programa de becas	593,516,029
16 Medio Ambiente y Recursos Naturales		**323,023**
	Planeación, Dirección y Evaluación Ambiental	323,023
19 Aportaciones a Seguridad Social		**5,358,331,389**
	Seguro de Enfermedad y Maternidad [3]	5,358,331,389
20 Bienestar		**260,458,179**
	Instituto Mexicano de la Juventud	95,856,476
	Programa de Fomento a la Economía Social	20,057,737
	PROSPERA Programa de Inclusión Social	144,543,967
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**1,055,388,302**
	Servicios de educación normal en el D F	1,055,388,302
33 Aportaciones Federales para Entidades Federativas y Municipios		**15,667,388,432**
	Educación Básica	**5,922,044,832**
	FONE Servicios Personales	4,614,524,894
	FONE Otros de Gasto Corriente	142,964,242
	FONE Gasto de Operación	185,802,715
	FONE Fondo de Compensación	133,686,314
	FAM Infraestructura Educativa Básica	78,636,984



FAETA Educación de Adultos	766,429,683
Educación Media Superior	**5,223,717,013**
FAM Infraestructura Educativa Media Superior y Superior	682,291,480
FAETA Educación Tecnológica	4,541,425,533
Educación Superior	**4,521,626,587**
FAM Infraestructura Educativa Media Superior y Superior	4,521,626,587
47 Entidades no Sectorizadas [4_/]	**128,540,944**
Programa de Apoyo a la Educación Indígena	128,540,944
48 Cultura	**15,173,830**
Programa Nacional de Becas	15,173,830
Instituto Mexicano del Seguro Social	**36,576,958,186**
Prevención y control de enfermedades	420,421,933
Atención a la Salud	36,156,536,253
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	**2,326,148,370**
Prevención y Control de Enfermedades	349,857,379
Atención a la Salud	1,976,290,991

1_/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México

2_/ Incluye subsidios para operación de la Academia Mexicana de la Historia

3_/Considera los recursos asignados al componente del Seguro de Salud para Estudiantes.

4_/ Programa operado por el Instituto Nacional de los Pueblos Indígenas

Nota metodológica. El Instituto Mexicano del Seguro Social realizó cambios en la metodología de cálculo por lo que el monto no es comparable con años anteriores

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (Pesos)

Ramo	Denominación	MONTO
Total		**762,007,318,921**
04 Gobernación		**97,248,253**
	Atención a refugiados en el país	551,227
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	52,428,788
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	6,685,046
	Registro e Identificación de Población	37,583,192
05 Relaciones Exteriores		**3,000,000**
	Atención, protección, servicios y asistencia consulares	3,000,000
08 Agricultura y Desarrollo Rural		**796,431,145**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	796,431,145
11 Educación Pública		**153,817,288,766**
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	17,280,000,000
	Diseño de la Política Educativa	242,317,117
	Educación Inicial y Básica Comunitaria	4,553,820,060
	Educación para Adultos (INEA)	472,988,954
	Escuelas de Tiempo Completo	10,189,991,444
	Evaluaciones de la calidad de la educación	168,948,874
	Expansión de la Educación Media Superior y Superior	274,400,000



Formación y certificación para el trabajo	1,729,687,231
Fortalecimiento de la Calidad Educativa	1,281,868,508
Investigación Científica y Desarrollo Tecnológico	5,493,621
Normar los servicios educativos	18,038,038
Políticas de igualdad de género en el sector educativo	2,134,112
Producción y distribución de libros y materiales educativos	2,054,948,750
Producción y transmisión de materiales educativos	172,497,049
Programa de Cultura Física y Deporte	712,476,627
Programa de infraestructura física educativa	32,307,655
Programa de la Reforma Educativa	764,399,999
Programa Nacional de Becas	2,203,870,618
Programa Nacional de Convivencia Escolar	231,309,473
Programa Nacional de Inglés	800,000,000
Programa Nacional de Reconstrucción	561,920,000
Programa para el Desarrollo Profesional Docente	409,434,248
Programa para la Inclusión y la Equidad Educativa	251,500,205
PROSPERA Programa de Inclusión Social	41,652,881,114
Servicios de Educación Media Superior	41,097,483,127
Subsidios para organismos descentralizados estatales	26,652,571,942
12 Salud	**48,450,046,749**
Atención a la Salud	2,803,606,217
Formación y capacitación de recursos humanos para la salud	89,274,470
Investigación y desarrollo tecnológico en salud	86,616,301
Prevención y atención contra las adicciones	199,393,256
Prevención y atención de VIH/SIDA y otras ITS	1,118,606
Programa de Atención a Personas con Discapacidad	18,000,000
Programa de estancias infantiles para apoyar a madres trabajadoras	223,027,039
Programa de vacunación	1,981,444,007
PROSPERA Programa de Inclusión Social	4,425,188,461
Protección y restitución de los derechos de las niñas, niños y adolescentes	67,747,618
Salud materna, sexual y reproductiva	662,697,001
Seguro Médico Siglo XXI	2,062,600,000
Seguro Popular	35,221,089,336
Servicios de asistencia social integral	608,244,438
14 Trabajo y Previsión Social	**6,316,944**
Ejecución de los programas y acciones de la Política Laboral	6,316,944
17 Procuraduría General de la República	**58,569,780**
Actividades de apoyo administrativo	2,642,853
Investigar y perseguir los delitos del orden federal	53,044,755
Investigar, perseguir y prevenir delitos del orden electoral	349,574
Promoción del respeto a los derechos humanos y atención a víctimas del delito	2,532,597
19 Aportaciones a Seguridad Social	**5,487,673,254**
Programa IMSS-PROSPERA	5,487,673,254
20 Bienestar	**19,648,344,054**
Articulación de Políticas Integrales de Juventud	176,289
Programa de estancias infantiles para apoyar a madres trabajadoras	1,874,486,233
PROSPERA Programa de Inclusión Social	17,773,681,532
22 Instituto Nacional Electoral	**6,111,435**
Capacitación y educación para el ejercicio democrático de la ciudadanía	6,111,435
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	**38,466,322,533**



Becas para la población atendida por el sector educativo	163,787,130
Servicios de educación básica en el D.F	37,247,147,101
Servicios de educación normal en el D.F	1,055,388,302
33 Aportaciones Federales para Entidades Federativas y Municipios	**432,223,516,929**
FAETA Educación de Adultos	356,834,571
FAETA Educación Tecnológica	4,541,425,533
FAM Asistencia Social [1/]	9,128,847,451
FAM Infraestructura Educativa Básica [1/]	9,251,409,895
FAM Infraestructura Educativa Media Superior y Superior [1/]	682,291,480
FASSA	26,520,244,640
FONE Fondo de Compensación	10,051,991,769
FONE Gasto de Operación	13,970,669,931
FONE Otros de Gasto Corriente	10,749,607,402
FONE Servicios Personales	346,970,194,257
35 Comisión Nacional de los Derechos Humanos	**7,702,202**
Atender asuntos relacionados con niñas, niños y adolescentes	7,702,202
43 Instituto Federal de Telecomunicaciones	**1,350,000**
Regulación y Supervisión de los sectores Telecomunicaciones y Radiodifusión	1,350,000
47 Entidades no Sectorizadas	**1,179,587,732**
Programa de Apoyo a la Educación Indígena	1,179,587,732
48 Cultura	**85,712,290**
Desarrollo Cultural	54,772,806
Producción y distribución de libros y materiales artísticos y culturales	1,606,977
Servicios Cinematográficos	944,152
Servicios educativos culturales y artísticos	28,388,356
Instituto Mexicano del Seguro Social	**47,384,654,109**
Atención a la Salud	30,605,473,408
Prestaciones sociales	681,028,880
Prevención y control de enfermedades	4,021,226,197
Servicios de guardería	12,076,925,624
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**14,287,442,746**
Atención a la Salud	10,842,449,560
Prestaciones sociales	1,760,508,892
Prevención y control de enfermedades	1,684,484,294

Nota metodológica: El Instituto Mexicano del Seguro Social realizó cambios en la metodología de cálculo, por lo que el monto no es comparable con años anteriores.

1_/ Se incrementa el monto derivado de la actualización a la RFP aprobada en LIF 2019

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (Pesos)

Ramo	Denominación	MONTO
Total		**172,299,937,828**
04 Gobernación		**33,152,355,044**
	Actividades de apoyo a la función pública y buen gobierno	59,366,409
	Actividades de apoyo administrativo	445,354,760
	Conducción de la política interior	42,974,300



	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	47,444,903
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	314,911,473
	Operativos para la prevención y disuasión del delito	26,048,418,508
	Participación Social para la Reconstrucción del Tejido Social en México	184,772,385
	Programa de Derechos Humanos	47,007,244
	Promover la atención y prevención de la violencia contra las mujeres	260,483,143
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	157,605,925
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,534,891,897
	Subsidios en materia de seguridad pública	4,009,124,098
06 Hacienda y Crédito Público		**176,560,353**
	Detección y prevención de ilícitos financieros	176,560,353
07 Defensa Nacional		**5,554,647,694**
	Derechos humanos	68,524,007
	Programa de igualdad entre mujeres y hombres SDN	124,115,610
	Programa de la Secretaría de la Defensa Nacional en Apoyo a la Seguridad Pública	3,511,131,214
	Sistema educativo militar	1,850,876,863
10 Economía		**50,000,000**
	Fondo Nacional Emprendedor	50,000,000
11 Educación Pública		**102,588,771,685**
	Atención al deporte	560,249,754
	Beca Universal para Estudiantes de Educación Media Superior Benito Juárez	17,280,000,000
	Desarrollo Cultural	3,447,735,033
	Escuelas de Tiempo Completo	10,189,991,444
	Expansión de la Educación Media Superior y Superior	274,400,000
	Formación y certificación para el trabajo	3,459,374,461
	Jóvenes Construyendo el Futuro	4,320,000,000
	Producción y distribución de libros y materiales culturales	121,992,171
	Producción y transmisión de materiales educativos	834,208,135
	Programa de Cultura Física y Deporte	1,158,275,877
	Programa de infraestructura física educativa	173,933,541
	Programa de la Reforma Educativa	764,400,000
	Programa Nacional de Becas	6,259,364,350
	Programa Nacional de Convivencia Escolar	231,309,473
	PROSPERA Programa de Inclusión Social	41,652,881,114
	Servicios de Educación Media Superior	4,202,882,237
	Servicios de Educación Superior y Posgrado	5,053,540,398
	Subsidios para organismos descentralizados estatales	1,604,233,697



	Universidades para el Bienestar Benito Juárez García	1,000,000,000
12 Salud		**1,398,099,909**
	Prevención y atención contra las adicciones	1,356,787,373
	Prevención y control de enfermedades	15,031,285
	Salud materna, sexual y reproductiva	26,281,252
13 Marina		**7,894,062,422**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	5,936,591,586
	Sistema Educativo naval y programa de becas	1,957,470,836
14 Trabajo y Previsión Social		**4,000,000**
	Capacitación para incrementar la Productividad	1,000,000
	Ejecución de los programas y acciones de la Política Laboral	1,000,000
	Instrumentación de la política laboral	2,000,000
15 Desarrollo Agrario, Territorial y Urbano		**2,929,582,977**
	Programa de Mejoramiento Urbano (PMU)	2,929,582,977
17 Procuraduría General de la República		**1,348,789,490**
	Promoción del Desarrollo Humano y Planeación Institucional	1,154,427,265
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	194,362,225
20 Bienestar		**1,052,642,158**
	Actividades de apoyo a la función pública y buen gobierno	1,827,215
	Actividades de apoyo administrativo	19,591,521
	Articulación de Políticas Integrales de Juventud	28,668,239
	Programa 3 x 1 para Migrantes	60,666,269
	Programa de estancias infantiles para apoyar a madres trabajadoras	334,729,684
	Programa de Fomento a la Economía Social	107,159,235
	Sembrando Vida	499,999,995
33 Aportaciones Federales para Entidades Federativas y Municipios		**12,131,639,974**
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos (Educación Tecnológica) (FAETA)	708,462,383
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP)	7,210,000,000
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal[1/]	4,213,177,591
47 Entidades no Sectorizadas		**186,751,010**
	Atención a Víctimas	186,751,010
48 Cultura		**3,832,035,111**
	Desarrollo Cultural	3,187,329,395
	Educación y cultura indígena	66,564,987
	Programa de Apoyos a la Cultura	578,140,729

1_/ Se incrementa el monto derivado de la actualización a la RFP aprobada en LIF 2019


ANEXO 20. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	MONTO
Previsiones Salariales	**13,247,169,564**
Situaciones laborales supervenientes	13,247,169,564
Provisiones Económicas	**3,910,979,140**
Fondo de Desastres Naturales (FONDEN)	3,644,000,000
Fondo de Prevención de Desastres Naturales (FOPREDEN)	180,938,000
Comisiones y pago a CECOBAN	86,041,140
Provisiones Salariales y Económicas	**14,427,163,770**
Desarrollo Regional	**5,568,788,209**
Fondo Regional	1,868,788,209
Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	400,000,000
Fondo Metropolitano	3,300,000,000
Otras Provisiones Económicas	**53,142,156,971**
Programa de Separación Laboral	1,000,000,000
Provisión para la Armonización Contable	56,356,971
Subsidios a las Tarifas Eléctricas	52,085,800,000
Gastos asociados a ingresos petroleros	**22,700,400,000**
TOTAL	112,996,657,654

ANEXO 21. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	15,388,619,825
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	38,679,465,868

ANEXO 22. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	381,742,463,359
Servicios Personales	346,970,194,257
Otros de Gasto Corriente 1/	10,749,607,402
Gasto de Operación	13,970,669,931
Fondo de Compensación	10,051,991,769
Fondo de Aportaciones para los Servicios de Salud 2/	99,461,316,705
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	83,181,605,577
Entidades	10,082,818,166
Municipal y de las Demarcaciones Territoriales del Distrito Federal 3/	73,098,787,411
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal 3/	84,263,551,819
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de	26,769,125,856
Asistencia Social	12,313,797,894
Infraestructura Educativa	14,455,327,962
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de	7,090,243,899
Educación Tecnológica	4,541,425,533
Educación de Adultos	2,548,818,366
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal 3/	7,210,000,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	46,040,265,600
TOTAL 4/	735,758,572,815

1/ Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación



Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público

2/ Incluye 139.5 millones de pesos para el Hospital "Dr. José Eleuterio González" de la Universidad Autónoma de Nuevo León

3/ La ley de Coordinación Fiscal considera en la denominación de estos Fondos al Distrito Federal.

4/ Considera los recursos para dar cumplimiento al artículo 49, fracción IV de la Ley de Coordinación Fiscal, es decir el 0 1 por ciento

ANEXO 23. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 23.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 23.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total [2]	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando [1]							
G	Secretario de Estado		108,376		27,112		135,488
H	Subsecretario u Oficial Mayor		107,575		26,817		134,392
J	Jefe de Unidad	98,686	105,155	24,640	25,818	123,326	130,972
K	Director General	87,372	93,839	21,266	22,707	108,638	116,546
L	Director General Adjunto	67,162	80,096	17,048	19,754	84,210	99,850
M	Director	41,374	58,191	10,541	14,909	51,915	73,100
N	Subdirector	25,709	40,516	7,714	10,333	33,423	50,849
O	Jefe de Departamento	17,115	25,334	6,038	7,562	23,152	32,896
P	Personal de Enlace	8,848	16,388	4,528	5,850	13,377	22,238
Personal Operativo		**6,494**	**9,732**	**8,246**	**9,421**	**14,740**	**19,153**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	10,545	87,372	4,769	21,266	15,314	108,638
	De Educación	292	64,002	11,146	48,556	11,438	112,558
	De las Ramas Médica, Paramédica y Grupos Afines	9,275	46,829	14,355	25,834	23,630	72,664
	De Investigación Científica y Desarrollo Tecnológico	7,532	28,812	17,892	61,638	25,424	90,450
	De Seguridad Pública	9,433	28,991	8,910	53,857	18,343	82,848
	De Procuración de Justicia	13,370	68,808	5,606	16,927	18,976	85,735
	De Gobernación	13,221	20,525	11,844	13,603	25,065	34,128
	De las Fuerzas Armadas	6,555	110,049	7,436	26,188	13,991	136,237


1/ Las denominaciones de Secretario de Estado, Subsecretario y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc , independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo

ANEXO 23.1.2. REMUNERACIÓN TOTAL LÍQUIDA MENSUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida[1]
REMUNERACIÓN TOTAL LÍQUIDA MENSUAL NETA	**108,656**
Impuesto sobre la renta retenido (34%) * y deducciones personales	**48,235**
Percepción bruta mensual	**156,891**
I. Percepciones ordinarias:	**156,891**
a) Sueldos y salarios	155,835
i) Sueldo base	43,442
ii) Compensación garantizada	112,393
b) Prestaciones.	1,055
i) Prima quinquenal (antiguedad)	235
ii) Ayuda para despensa	785
iii) Seguro colectivo de retiro	35

* Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta

1/ Corresponde a la remuneración en numerario sin considerar las prestaciones en especie

ANEXO 23.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,663,050**
Impuesto sobre la renta retenido (34%) *	**659,121**
Percepción bruta anual	**2,322,171**
I. Percepciones ordinarias:	**2,322,171**
a) Sueldos y salarios:	1,870,023
i) Sueldo base	521,303
ii) Compensación garantizada	1,348,720
b) Prestaciones·	452,148



i) Aportaciones a seguridad social	64,262
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	18,860
iii) Prima vacacional	14,481
iv) Aguinaldo (sueldo base)	86,597
v) Gratificación de fin de año (compensación garantizada)	227,981
vi) Prima quinquenal (antigüedad)	2,820
vii) Ayuda para despensa	9,420
viii) Seguro de vida institucional	27,302
ix) Seguro colectivo de retiro	425

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta, 2014

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010

ANEXO 23.2. CÁMARA DE SENADORES

ANEXO 23.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Servicio Técnico de Carrera	12,998	45,830	5,679	10,710	18,677	56,540
Personal operativo de confianza	27,493	29,246	9,208	9,634	36,701	38,880
Personal operativo de base	6,820	17,526	31,138	35,422	37,958	52,948

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2018, en función del puesto que ocupen

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de la Cámara de Senadores, con excepción de los legisladores, cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente

ANEXO 23.2.2. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida [1]_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,571,344**
Impuesto sobre la renta retenido *_/	**599,240**
Percepción bruta anual	**2,170,584**
I. Percepciones ordinarias:	**2,170,584**
a) Sueldos y salarios.	1,816,572
i) Sueldo base [2]_/	1,816,572
ii) Compensación garantizada	


b) Prestaciones.	354,012
i) Aportaciones a seguridad social	58,453
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	
iv) Aguinaldo (sueldo base)	217,381
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antiguedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	78,178
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	
xi) Seguro de separación individualizado	
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme al artículo 152 de la Ley del Impuesto Sobre la Renta

1_/ Corresponde a las percepciones para 2018

[2]_/ Dieta

ANEXO 23.3. CÁMARA DE DIPUTADOS
ANEXO 23.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES)
(pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		7,932		13,376		21,308
3		8,234		13,619		21,853
4		8,358		13,720		22,078
5		8,571		13,892		22,463
6		8,756		13,998		22,753
7		9,464		14,165		23,629
8		9,952		14,227		24,179
9		10,509		14,348		24,857
10		11,155		14,808		25,963
11		13,234		15,172		28,406
12		14,467		15,392		29,860
13		16,599		15,254		31,853
Personal de base sindicalizado:						
2		7,932		20,921		28,852
3		8,234		21,298		29,532
4		8,358		21,454		29,812
5		8,571		21,720		30,291
6		8,756		21,885		30,641
7		9,464		22,152		31,616
8		9,952		22,152		32,104
9		10,509		22,280		32,789


10		11,155		22,864		34,018
11		13,234		23,177		36,411
12		14,467		23,369		37,836
13		16,599		23,656		40,256
14		17,108		23,782		40,890
15		17,200		23,802		41,002
16		18,615		23,982		42,597
17		19,466		24,094		43,561
18		21,360		24,365		45,725
Personal de confianza:						
2		7,932		12,438		20,369
3		8,234		12,624		20,858
4		8,358		12,701		21,059
5		8,571		12,833		21,404
6		8,756		12,915		21,671
7		9,464		13,056		22,520
8		9,952		13,115		23,067
9		10,509		13,220		23,729
10		11,155		13,584		24,739
11		13,234		13,936		27,170
12		14,467		14,149		28,616
13		16,599		14,922		31,522
14		17,108		14,546		31,654

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente

ANEXO 23.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CÁMARA DE DIPUTADOS

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de mando de la Cámara de Diputados, con excepción de los legisladores, cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente

ANEXO 23.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		9,825		9,782		19,607
9		11,186		9,968		21,155
10		13,506		10,358		23,865
12		18,393		11,112		29,505
13		18,694		11,160		29,854
14		21,357		11,439		32,796
15		30,013		12,187		42,199



Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente

ANEXO 23.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos).

Para el año de 2019, las remuneraciones de los servidores públicos de mando de la Unidad de Evaluación y Control de la Comisión de Vigilancia, con excepción de los legisladores, cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para los propios legisladores

ANEXO 23.3.3.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		9,952		13,115		23,067
9		10,509		13,220		23,729
10		11,155		13,584		24,739
11		13,234		13,936		27,170
12		14,467		14,149		28,616
13		16,599		14,922		31,522
14		17,108		14,546		31,654

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2019 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente

ANEXO 23.3.3.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)
CANAL GENERAL DE TELEVISIÓN DEL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de mando del Canal General de Televisión del Congreso General de los Estados Unidos Mexicanos, con excepción de los legisladores, cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para los propios legisladores

ANEXO 23.3.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración



	recibida 2018
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,145,745**
Impuesto sobre la renta retenido (2)	408,853
Percepción bruta anual	**1,554,598**
I. Percepciones ordinarias:	**1,554,598**
a) Sueldos y salarios	1,264,536
i) Sueldo base 3_/	1,264,536
ii) Compensación garantizada	
b) Prestaciones	290,062
i) Aportaciones a seguridad social	59,232
ii) Ahorro solidario (art. 100 ISSSTE)	19,112
iii) Prima vacacional	
iv) Aguinaldo	
v) Gratificación de fin de año	140,504
vi) Prima quinquenal	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	
xi) Seguro de separación individualizado	
xii) Apoyo económico para adquisición de vehículo	
xiii) Otras prestaciones 4_/	71,214
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	

(1) Corresponde a las percepciones 2018

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta 2014

(3) Dieta

(4) Prestación I S.R de aguinaldo y fondo de ahorro

ANEXO 23.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN
ANEXO 23.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		107,000		27,556		134,556
AUDITOR ESPECIAL		106,000		27,286		133,286
TITULAR DE UNIDAD		105,000		27,061		132,061
DIRECTOR GENERAL Y HOMÓLOGOS	102,748	104,000	26,605	26,836	129,353	130,836
DIRECTOR GENERAL ADJUNTO	93,105	96,085	22,317	22,865	115,422	118,950



DIRECTOR DE ÁREA Y HOMÓLOGOS	88,150	89,768	21,293	21,590	109,443	111,358
SECRETARIO TÉCNICO		79,204		19,658		98,862
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	55,747	59,710	15,063	15,776	70,810	75,486
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	40,668	43,211	12,008	12,457	52,676	55,668
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	24,868	25,868	10,471	10,439	35,339	36,307
COORDINADOR DE AUDITORES JURÍDICOS	24,868	25,868	10,471	10,439	35,339	36,307
COORDINADOR DE AUDITORES ADMINISTRATIVOS	24,868	25,868	10,471	10,439	35,339	36,307
AUDITOR DE FISCALIZACIÓN "A"	21,929	22,800	10,349	10,313	32,278	33,113
AUDITOR JURÍDICO "A"	21,929	22,800	10,349	10,313	32,278	33,113
AUDITOR ADMINISTRATIVO "A"	21,929	22,800	10,349	10,313	32,278	33,113
AUDITOR DE FISCALIZACIÓN "B"	17,775	20,439	10,287	10,181	28,062	30,620
AUDITOR JURÍDICO "B"	17,775	20,439	10,287	10,181	28,062	30,620
AUDITOR ADMINISTRATIVO "B"	17,775	20,439	10,287	10,181	28,062	30,620
COORDINADOR DE ANALISTAS "A"		19,291		9,641		28,932
SECRETARIA PARTICULAR "A"		25,318		11,416		36,734
OPERADOR SUPERVISOR "A"		19,762		13,033		32,795
SECRETARIA PARTICULAR "B"		20,282		11,596		31,878
OPERADOR SUPERVISOR "B"		17,963		13,082		31,045
OPERADOR SUPERVISOR "C"		16,701		13,245		29,946
SUPERVISOR DE ÁREA ADMINISTRATIVA		15,441		13,613		29,054
SUPERVISOR DE ÁREA TÉCNICA		15,441		13,336		28,777
OPERADOR SUPERVISOR "D"		15,441		13,613		29,054
VIGILANTE DE LA ASF		15,441		13,613		29,054
SECRETARIA DE DIRECTOR DE ÁREA		13,511		13,409		26,920
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		10,301		23,086		33,387
COORDINADOR DE PROYECTOS ESPECIALES		10,196		23,042		33,238
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		9,882		22,893		32,775
ANALISTA ESPECIALIZADO EN PROYECTOS		9,272		22,775		32,047
ESPECIALISTA TÉCNICO		8,926		22,671		31,597
ESPECIALISTA EN PROYECTOS TÉCNICOS		8,576		22,563		31,139
ESPECIALISTA HACENDARIO		8,248		22,474		30,722
TÉCNICO MEDIO		7,902		22,376		30,278
ANALISTA CONTABLE		7,529		22,224		29,753
TÉCNICO CONTABLE		7,155		22,074		29,229
TÉCNICO MEDIO CONTABLE		6,999		22,632		29,631
AUXILIAR TÉCNICO CONTABLE		6,662		22,650		29,312

1 - Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social

2 - No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3 - No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP

4 - Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5 - Los montos presentados en este anexo, no consideran los premios de antiguedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal

ANEXO 23.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario
		Hasta
PERSONAL DE MANDO		



AUDITOR SUPERIOR DE LA FEDERACIÓN	1	
AUDITOR ESPECIAL	4	
TITULAR DE UNIDAD	5	
DIRECTOR GENERAL Y HOMÓLOGOS	36	
DIRECTOR GENERAL ADJUNTO	2	
DIRECTOR DE ÁREA Y HOMÓLOGOS	125	
SECRETARIO TÉCNICO	3	
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	280	
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	434	
PERSONAL OPERATIVO DE CONFIANZA		
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	156	63,518
COORDINADOR DE AUDITORES JURÍDICOS	15	63,518
COORDINADOR DE AUDITORES ADMINISTRATIVOS	74	63,518
AUDITOR DE FISCALIZACIÓN "A"	242	57,482
AUDITOR JURÍDICO "A"	91	57,482
AUDITOR ADMINISTRATIVO "A"	89	57,482
AUDITOR DE FISCALIZACIÓN "B"	154	52,859
AUDITOR JURÍDICO "B"	2	52,859
AUDITOR ADMINISTRATIVO "B"	44	52,859
COORDINADOR DE ANALISTAS "A"	1	50,557
SECRETARIA PARTICULAR "A"	16	62,388
OPERADOR SUPERVISOR "A"	1	34,039
SECRETARIA PARTICULAR "B"	33	52,543
OPERADOR SUPERVISOR "B"	10	32,341
OPERADOR SUPERVISOR "C"	26	31,164
SUPERVISOR DE ÁREA ADMINISTRATIVA	79	30,004
SUPERVISOR DE ÁREA TÉCNICA	12	30,004
OPERADOR SUPERVISOR "D"	8	30,004
VIGILANTE DE LA ASF	16	30,004
SECRETARIA DE DIRECTOR DE ÁREA	1	28,247
PERSONAL OPERATIVO DE BASE		
TÉCNICO SUPERIOR	37	29,124
COORDINADOR DE PROYECTOS ESPECIALES	7	29,030
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7	28,745
ANALISTA ESPECIALIZADO EN PROYECTOS	6	28,218
ESPECIALISTA TÉCNICO	7	27,922
ESPECIALISTA EN PROYECTOS TÉCNICOS	7	27,622
ESPECIALISTA HACENDARIO	4	27,347
TÉCNICO MEDIO	12	27,058
ANALISTA CONTABLE	26	26,700
TÉCNICO CONTABLE	36	26,345
TÉCNICO MEDIO CONTABLE	41	26,829
AUXILIAR TÉCNICO CONTABLE	51	26,663

1 - Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP



CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN
Secretaría General
Secretaría de Servicios Parlamentarios

ANEXO 23.4.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (pesos)

AUDITOR SUPERIOR DE LA FEDERACIÓN	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA) 1/	1,614,680
Impuesto sobre la renta retenido 2/	659,294
Percepción bruta anual	2,273,974
I. Percepciones ordinarias:	2,273,974
a) Sueldos y salarios·	1,843,515
i) Sueldo base	436,056
ii) Compensación garantizada	1,407,459
b) Prestaciones.	430,459
i) Aportaciones a seguridad social	59,232
a) Seguro de Salud ISSSTE	23,802
b) Retiro ISSSTE	5,881
c) Seguro de Riesgos de Trabajo ISSSTE	2,205
d) Seguro de Invalidez y Vida ISSSTE	1,838
e) Seguro de Bienestar y Prestaciones Sociales y Culturales ISSSTE	1,470
f) Vivienda ISSSTE	14,701
g) Seguro de Cesantía en Edad Avanzada y Vejez ISSSTE	9,335
h) Cuota Social	
ii) Prima vacacional	12,113
iii) Aguinaldo (sueldo base)	74,539
iv) Gratificación de fin de año (compensación garantizada)	239,289
v) Prima quinquenal (antigüedad)	3,420
vi) Ayuda para despensa	9,420
vii) Seguro de vida institucional	32,446
viii) Seguro de gastos médicos mayores	
ix) Seguro de separación individualizado	
x) Revisión Médica	
xi) Vales de Despensa	
II. Percepciones extraordinarias:	
a) Estímulo por Resultado de la Evaluación del Desempeño	

1/ Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social

2/ Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta

ANEXO 23.5 SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

ANEXO 23.5.1. REMUNERACIÓN NOMINAL ANUAL DEL MINISTRO PRESIDENTE Y MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

(3RO TRANSITORIO) (pesos)

	MINISTRO (De conformidad con el artículo tercero transitorio del decreto por el que se



	reforma el artículo 127 constitucional)
REMUNERACIÓN NOMINAL ANUAL NETA	4,169,956.73

La integración de esta remuneración será determinada por el órgano de gobierno, el órgano de dirección o la instancia correspondiente.

ANEXO 23.5.2. REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN QUE ENTRARON EN FUNCIONES DESDE EL AÑO 2010 HASTA 2018 (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

REMUNERACIÓN TOTAL ANUAL DE LOS MINISTROS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	MINISTRO
REMUNERACIÓN TOTAL ANUAL NETA	3,053,608
Impuesto sobre la renta retenido	1,397,993
REMUNERACIÓN TOTAL ANUAL BRUTA	4,451,601
a) Sueldos y salarios	2,717,028
i) Sueldo base	509,963
ii) Compensación garantizada	2,015,065
iii) Prestaciones de previsión social e inherentes al cargo	192,000
b) Prestaciones	981,919
i) Aportaciones a seguridad social	N/A
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	N/A
iii) Prima vacacional	70,140
iv) Aguinaldo (sueldo base y compensación garantizada)	429,817
v) Gratificación de fin de año (comp. garantizada)	N/A
vi) Prima quinquenal (antiguedad)	0
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	24,887
ix) Seguro colectivo de retiro	N/A
x) Seguro de gastos médicos mayores	41,092
xi) Seguro de separación individualizado	382,580
xii) Apoyo económico para adquisición de vehículo	N/A
xiii) Estímulo por antiguedad	30,303
xiv) Ayuda de anteojos	3,100
xv) Estímulo del día de la madre / padre	N/A
c) Pago por riesgo	752,654

N/A: No Aplicable

Las personas que ocupen el cargo de Ministro de la Suprema Corte de Justicia de la Nación con inicio en el ejercicio presupuestal 2019, recibirán una retribución no mayor a la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos) durante el mismo, de conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.

La integración de dicha remuneración será determinada por el órgano de gobierno, el órgano de dirección o la instancia correspondiente.


ANEXO 23.5.3. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DE LA SUPREMA CORTE DE JUSTICIA DE LA NACIÓN

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos).

Para el año de 2019, las remuneraciones de los servidores públicos de la Suprema Corte de Justicia de la Nación, con excepción de sus titulares cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019.

ANEXO 23.6. CONSEJO DE LA JUDICATURA FEDERAL

ANEXO 23.6.1. REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL (pesos)

PODER JUDICIAL DE LA FEDERACIÓN
CONSEJO DE LA JUDICATURA FEDERAL

REMUNERACIÓN TOTAL ANUAL DE LOS CONSEJEROS DEL CONSEJO DE LA JUDICATURA FEDERAL CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTÍCULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS

Pesos

	CONSEJERO
REMUNERACIÓN TOTAL ANUAL NETA 2019	**3,080,063**
Impuesto sobre la renta	1 371,538
REMUNERACIÓN TOTAL ANUAL BRUTA 2019	**4,451,601**
a) Sueldos y salarios	**2,702,288**
i) Sueldo base	538 211
ii) Compensación garantizada	1 764 167
iii) Prestaciones nominales	399 910
b) Prestaciones	**990,945**
i) Aportaciones a seguridad social	59 232
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	19 112
iii) Prima vacacional	63 955
iv) Aguinaldo (sueldo base y compensación garantizada)	389 872
v) Gratificación de fin de año (comp. garantizada)	n/a
vi) Prima quinquenal (antiguedad)	18 360
vii) Ayuda para despensa	n/a
viii) Seguro de vida institucional	17 959
ix) Seguro colectivo de retiro	146
x) Seguro de gastos medicos mayores	41 092
xi) Seguro de separación individualizado	348 841
xii) Apoyo Económico para Vehículo Titulares de Órganos Jurisdiccionales	n/a
xiii) Estímulo por antiguedad	29 276
xiv) Ayuda de anteojos	3 100
xv) Estímulo del día de la madre/padre	n/a
c) Pago por riesgo	**758,368**

n/a - No aplica

Las personas que ocupen el cargo de Consejero del Consejo de la Judicatura Federal, Magistrado de Circuito y Juez de Distrito, con inicio en el ejercicio presupuestal 2019, recibirán una retribución no mayor a la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos) durante el mismo, de conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos.



La integración de dicha remuneración será determinada por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente.

ANEXO 23.6.2. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DEL CONSEJO DE LA JUDICATURA FEDERAL

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos).

Para el año de 2019, las remuneraciones de los servidores públicos del Consejo de la Judicatura Federal, con excepción de sus titulares cuya remuneración está señalada en el presente decreto, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019.

ANEXO 23.7. TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

ANEXO 23.7.1. REMUNERACIÓN TOTAL ANUAL DE LOS MAGISTRADOS DE SALA SUPERIOR (pesos)



TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

REMUNERACION TOTAL ANUAL DE LOS MAGISTRADOS DE SALA SUPERIOR DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN CONFORME A LO ESTABLECIDO EN EL DECRETO POR EL QUE SE REFORMAN Y ADICIONAN LOS ARTICULOS 75, 115, 116, 122, 123 Y 127 DE LA CONSTITUCIÓN POLITICA DE LOS ESTADOS UNIDOS MEXICANOS

	MAGISTRADO DE SALA SUPERIOR
REMUNERACIÓN TOTAL ANUAL NETA	**3,067,224**
Impuesto sobre la renta retenido	1,384,377
REMUNERACIÓN TOTAL ANUAL BRUTA	**4,451,601**
a) Sueldos y salarios:	**2,646,420**
i) Sueldo base	530 411
ii) Compensacion garantizada	1,738 599
iii) Prestaciones de previsión social e inherentes al cargo	377 410
b) Prestaciones:	**766,039**
i) Aportaciones a seguridad social	60,208
ii) Ahorro solidario (Art. 100 Ley del ISSSTE)	19 426
iii) Prima vacacional	63,028
iv) Aguinaldo (sueldo base y compensacion garantizada)	386 524
v) Gratificacion de fin de año (compensación garantizada)	NA
vi) Prima quinquenal (antiguedad)	16,320
vii) Ayuda para despensa	0
viii) Seguro de vida institucional	17 698
ix) Seguro colectivo de retiro	146
x) Seguro de gastos medicos mayores	1,036
xi) Seguro de Separacion Individualizado	174,539
xii) Apoyo economico para adquisición de vehiculo	NA
xiii) Estimulo por antiguedad	23,014
xiv) Ayuda de anteojos	3,100
xv) Estimulo del día de la madre / padre	1 000
c) Pago por Riesgo	**1,039,142**

Las personas que ocupen el cargo de Magistrado de Sala Superior del Tribunal Electoral del Poder Judicial de la Federación con inicio en el ejercicio presupuestal 2019, recibirán una retribución no mayor a la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos) durante el mismo, de conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos

La integración de dicha remuneración será determinada por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente


ANEXO 23.7.2. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

SERVIDORES PÚBLICOS DEL TRIBUNAL ELECTORAL DEL PODER JUDICIAL DE LA FEDERACIÓN

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos).

Para el año de 2019, las remuneraciones de los servidores públicos del Tribunal Electoral del Poder Judicial de la Federación, con excepción de los Magistrados, en términos del artículo 94 constitucional, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019.

ANEXO 23.8. INSTITUTO NACIONAL ELECTORAL

ANEXO 23.8.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL
(NETOS MENSUALES) (pesos)

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de mando del Instituto Nacional Electoral serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019

ANEXO 23.8.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL ELECTORAL (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal operativo						
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD "E"	27,049	34,282	7,334	7,620	34,383	41,901
ENLACE DE ALTO NIVEL DE RESPONSABILIDAD	25,228	34,255	6,826	7,615	32,053	41,870
INFORMATICO ESPECIALIZADO	25,228	34,255	6,826	7,615	32,053	41,870
AUXILIAR ADMINISTRATIVO	16,643	30,584	5,185	6,875	21,828	37,459
ANALISTA	23,722	30,584	6,509	6,875	30,232	37,459
JEFE DE OFICINA DE CARTOGRAFIA ESTATAL	23,722	30,584	6,509	6,875	30,232	37,459
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA	23,722	30,584	6,509	6,875	30,232	37,459
SUBCOORDINADOR DE SERVICIOS	23,722	30,584	6,509	6,875	30,232	37,459
AUXILIAR DE ADSCRIPCION AL SPE	18,295	28,778	5,516	6,563	23,811	35,340
CHOFER DE DIRECCION EJECUTIVA, UNIDAD TECNICA O EQUIVALENTE	20,643	26,969	5,947	6,262	26,590	33,231
JEFE DE OFICINA DE SEGUIMIENTO Y ANALISIS DE JUNTA DISTRITAL	20,643	26,969	5,947	6,262	26,590	33,231
ENLACE ADMINISTRATIVO DISTRITAL	13,028	22,356	4,554	5,566	17,582	27,922
SECRETARIA DE DIRECCION DE AREA O EQUIVALENTE	14,805	22,356	4,845	5,566	19,650	27,922
AUXILIAR DE INCORPORACION AL SPE	14,805	20,410	4,845	5,237	19,650	25,647
SECRETARIA DE SUBDIRECCION DE AREA, DEPARTAMENTO O QUIVALENTE	13,028	18,205	4,554	4,899	17,582	23,103
RESPONSABLE DE MODULO	12,159	18,205	4,376	4,899	16,535	23,103
TECNICO EN ACTUALIZACION CARTOGRAFICA	11,367	16,072	4,247	4,607	15,614	20,679


CHOFER MENSAJERO	11,367	15,029	4,247	4,430	15,614	19,459
SECRETARIA EN JUNTA LOCAL	10,888	22,356	4,174	5,566	15,062	27,922
SECRETARIA DE VOCALIA EJECUTIVA DISTRITAL	10,888	22,356	4,174	5,566	15,062	27,922
SECRETARIA EN JUNTA DISTRITAL	10,888	22,356	4,174	5,566	15,062	27,922

ANEXO 23.8.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos	**7,173**		
PLAZAS TÉCNICO OPERATIVO NIVEL GA1 AL KC5	7,173		12,500

Corresponde a la prestación de vales de fin de año del ejercicio 2018 para el personal técnico operativo, en razón de que es la única que se tiene la absoluta certeza de que lo recibirá.

El resto de las prestaciones que se otorgan, es para el personal que se hace acreedor a las mismas o bien, que pueden ejercer el derecho a su obtención Por ejemplo, el apoyo que dá para la adquisición de lentes, que se otorga cada tres años o el apoyo (becas) para estudios de licenciatura, maestría y doctorado

Acumular todos los posibles conceptos puede generar una lectura equivocada, ya que se podría interpretar que son percepciones extraordinarias que efectivamente recibe el personal, cuando no es así

Derivado del punto anterior, la H Cámara de Diputados, la sociedad en general y los propios funcionarios del Instituto, podrían tener una percepción que no corresponde con la realidad

ANEXO 23.8.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL ELECTORAL CONSEJERO PRESIDENTE / CONSEJEROS ELECTORALES (pesos) 1/

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos).

Para el año de 2019, la remuneración de la máxima representación del Instituto Nacional Electoral será determinada por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, la cual no podrá ser superior a la fijada para el cargo de Presidente de la República en este mismo año de 2019.

ANEXO 23.9. COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS

ANEXO 23.9.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo *	Mínimo	Máximo
Personal de Enlace u Operativo						
Operativo	10,503	22,578	5,658	9,949	16,161	32,527

Este anexo refleja los límites de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante 2019, en función del puesto que ocupen No contemplan las cuotas de seguridad social.

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de mando de la Comisión Nacional de los Derechos Humanos, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019


ANEXO 23.9.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario Máximo
Personal de Enlace u Operativo	**723**	
Operativo	723	79,727

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050.00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de los servidores públicos de mando de la Comisión Nacional de Derechos Humanos, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019

ANEXO 23.9.3. REMUNERACIÓN TOTAL ANUAL DE LA MÁXIMA REPRESENTACIÓN DE LA COMISIÓN NACIONAL DE LOS DERECHOS HUMANOS (pesos)

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, las remuneraciones de la máxima representación de la Comisión Nacional de Derechos Humanos, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, la cual no podra ser superior a la fijada para el cargo de Presidente de la República en este mismo año de 2019

ANEXO 23.10. COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA

ANEXO 23.10.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Enlace	12,757	19,034	7,754	8,864	20,511	27,898
Personal Operativo	8,052	9,622	10,329	10,553	18,382	20,175

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos

Para el año de 2019, las remuneraciones de los servidores públicos de mando de la Comisión Federal de Competencia Económica, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019

ANEXO 23.10.2. REMUNERACIÓN TOTAL ANUAL DE LA COMISIONADA PRESIDENTE DE LA COMISIÓN FEDERAL DE COMPETENCIA ECONÓMICA (pesos)

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la



cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos

Para el año de 2019, la remuneración de la máxima representación de la Comisión Federal de Competencia Económica, será determinada por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, la cual no podrá ser superior a la fijada para el cargo de Presidente de la República en este mismo año de 2019

ANEXO 23.10.3. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario	
		Mínimo	Máximo
Total Puestos			
PLAZAS TÉCNICO OPERATIVO NIVEL O1A-O1D [1]	19		235,600
PLAZAS TÉCNICO OPERATIVO NIVEL O1A-O1D [2]	19		70,205

1/ Corresponde a la prestación denominada medidas de fin de año (vales de despensa)

2/ Corresponde a la prestación denominada ayuda para útiles escolares (efectivo)

ANEXO 23.11. INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN

ANEXO 23.11.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (NETOS MENSUALES) (pesos)

Grupo	Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
AC	Consejero Presidente		106,120		30,512		136,632
AC	Consejero		102,584		29,551		132,135
BT	Titular de Unidad		101,536		29,896		131,432
CD	Director General (Titular O I C)		101,203		27,624		128,828
CD	Coordinador		100,600		27,467		128,067
CD	Director General		100,100		17,012		117,112
DD	Director General Adjunto	75,200	88,500	11,885	16,595	87,085	105,095
ED	Director de Área	46,015	73,160	10,896	18,759	56,911	91,919
FS	Subdirector de Área	29,256	43,244	8,385	12,667	37,641	55,911
GJ	Jefe de Departamento/Homólogo	18,435	25,785	6,920	8,827	25,356	34,612
HE	Personal de Enlace	13,501	15,945	5,869	6,453	19,370	22,398
Personal Operativo		8,690	9,367	9,034	9,263	17,724	18,630

1/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a lo señalado en el Manual de Percepciones de los servidores públicos del instituto.

ANEXO 23.11.2. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO PRESIDENTE DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	1,639,581


Impuesto sobre la renta retenido *	**634,257**
Percepción bruta anual	**2,273,838**
I. Percepciones Ordinarias:	**2,273,838**
a) Sueldos y salarios.	1,837,200
I) Sueldo Base	328,224
II) Compensación Garantizada	1,508,976
b) Prestaciones	436,638
I) Aportaciones de seguridad social	63,293
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	18,860
III) Prima vacacional	9,117
IV) Aguinaldo (sueldo base)	55,258
V) Gratificación de fin de año (Compensación Garantizada)	254,044
VI) Prima quinquenal (antigüedad)	1,920
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	24,251
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	
XI) Seguro de separación Individualizado	
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	
a) Otras Prestaciones	

* Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, 2016

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010

ANEXO 23.11.3. REMUNERACIÓN TOTAL ANUAL DEL CONSEJERO DEL INSTITUTO NACIONAL PARA LA EVALUACIÓN DE LA EDUCACIÓN (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,585,616**
Impuesto sobre la renta retenido *	612,252
Percepción bruta anual	**2,197,869**
I. Percepciones Ordinarias:	**2,197,869**
a) Sueldos y salarios	1,772,904
I) Sueldo Base	328,224
II) Compensación Garantizada	1,444,680
b) Prestaciones	424,965
I) Aportaciones de seguridad social	63,293
II) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1/	18,860
III) Prima vacacional	9,117
IV) Aguinaldo (sueldo base)	55,258
V) Gratificación de fin de año (Compensación Garantizada)	243,220
VI) Prima quinquenal (antigüedad)	1,920
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	23,402
IX) Seguro colectivo de retiro	473
X) Seguro de gastos médicos mayores	
XI) Seguro de separación Individualizado	



XII) Apoyo económico para adquisición de vehículo	
II. Percepciones Extraordinarias	
a) Otras Prestaciones	

* Cálculo obtenido conforme a lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta, 2016

1 / Conforme a la nueva Ley del ISSSTE se incluye ésta prestación a partir de 2010

ANEXO 23.12. INSTITUTO FEDERAL DE TELECOMUNICACIONES

ANEXO 23.12.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO FEDERAL DE TELECOMUNICACIONES (NETOS MENSUALES) (pesos)

Tipo de personal	Banda Salarial (Nivel)		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Técnico	8	9	6,735	18,495	4,297	9,274	11,032	27,769
Enlace	10	11	8,113	15,837	4,680	6,279	12,793	22,116

- La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos del Instituto Federal de Telecomunicaciones por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas

- No se incluyen Prestaciones en las que el personal puede o no ser acreedor a éstas y ejercer su derecho, tales como· ayuda para anteojos, apoyo de guardería o preescolar y apoyos institucionales para que realicen estudios que les permitan incrementar o concluir su formación académica, o especializarse en temas relacionados con sus funciones

- La remuneración neta corresponde a la cantidad que perciben los servidores públicos del Instituto Federal de Telecomunicaciones, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2018.

Sin que lo anterior, implique la supresión de dichas prestaciones, que están contempladas en las Condiciones Generales de Trabajo, del Sistema de Servicio Profesional del IFT, y rigen las relaciones laborales del personal del Instituto

Para el año de 2019, las remuneraciones de los servidores públicos de mando del Instituto Federal de Telecomunicaciones, serán determinadas por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, las cuales serán siempre inferiores a la fijada para el cargo de Presidente de la República en este mismo año de 2019

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

ANEXO 23.12.2. REMUNERACIÓN TOTAL ANUAL DEL COMISIONADO PRESIDENTE DEL INSTITUTO FEDERAL DE TELECOMUNICACIONES (pesos)

De conformidad con lo preceptuado en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos, la remuneración mayor es la asignada al Presidente de la República. En los términos del presente presupuesto, esta remuneración está cifrada en la cantidad total anual neta de $1,663,050 00 pesos (un millón seiscientos sesenta y tres mil cincuenta pesos)

Para el año de 2019, la remuneración de la máxima representación del Instituto Federal de Telecomunicaciones, será determinada por parte del órgano de gobierno, del órgano de dirección o la instancia correspondiente, la cual no podrá ser superior a la fijada para el cargo de Presidente de la República en este mismo año de 2019.

ANEXO 23.12.3. LÍMITES DE PERCEPCIONES EXTRAORDINARIAS NETAS TOTALES (pesos)

Nivel	Banda Salarial Nivel		Pago Extraordinario Anual Unitario*	
	Mínimo	Máximo	Mínimo	Máximo
Presidente		27		
Comisionado		26		
Coordinador Ejecutivo		25		
Titular de Unidad Técnico Especializado		24		
Secretario Técnico del Pleno		23		
Titular de Unidad		23		
Coordinador General		22		
Director General	21	21		


Director General Adjunto	20	20		
Investigador	18	19		
Director de Área	16	17		
Subdirector de Área	14	15	75,323	149,192
Jefe de Departamento	12	13	52,408	89,241
Jefe de Departamento	8	9	24,246	66,582
Técnico	10	11	29,205	57,012

* Considerando las medidas de austeridad adoptadas por el Instituto y por acuerdo de su Pleno, se SUSPENDE durante el ejercicio 2019, el otorgamiento de estímulos económicos, vinculados al Proceso de Evaluación del Desempeño establecidos en el artículo 34 de las "Disposiciones por las se establece el Sistema de Servicio Profesional del Instituto Federal de Telecomunicaciones" y los "Lineamientos Específicos en Materia de Administración del Desempeño y Otorgamiento de Estímulos"

En este sentido, sólo se incluye el importe correspondiente al pago extraordinario por riesgo, que el Instituto podrá otorgar al personal con nivel de enlace, técnico, jefe de departamento y subdirector, que realice labores en campo, cuyo desempeño ponga en riesgo su seguridad

ANEXO 23.13. INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES

ANEXO 23.13.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS PERSONALES (NETOS MENSUALES) (pesos)

Tipo de personal	Nivel		Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando y Enlace / Homólogos								
Comisionado Presidente/Comisionados		HB1		107,708	13,989	26,152	121,697	133,860
Secretario		KB2		98,273	11,581	22,704	109,854	120,977
Director General/Jefe de Ponencia/Contralor		KA4		92,125	10,986	21,371	103,111	113,496
Secretario de Ponencia	MD1	MD5	70,589	86,674	8,899	20,342	79,488	107,016
Director de Área	MC2	MC5	59,336	74,709	7,411	16,813	66,747	91,522
Subdirector de Área	NC2	MB2	37,872	53,261	5,176	12,351	43,048	65,612
Jefe de Departamento/Consultor/Auditor	OC3	NB2	23,975	32,784	4,250	8,297	28,225	41,081
Enlace/Proyectista/Asesor	PC1	OB6	14,756	21,857	3,556	6,473	18,312	28,330
Secretaria	PC3	OD3	16,824	24,338	3,701	6,973	20,525	31,311
Chofer	OB1	OB5	13,378	20,896	3,649	6,269	17,027	27,165
Auxiliar Administrativo	PA1	PA6	11,774	16,377	3,256	5,299	15,030	21,676

1/ La percepción ordinaria neta mensual corresponde a la cantidad que perciben los servidores públicos del Instituto Nacional de Transparencia, Acceso a la Información y Portección de Datos Personales, una vez aplicadas las disposiciones fiscales vigentes para el ejercicio 2018.

ANEXO 23.13.2. REMUNERACIÓN TOTAL ANUAL DE LA MAXIMA REPRESENTACIÓN DEL INSTITUTO NACIONAL DE TRANSPARENCIA, ACCESO A LA INFORMACIÓN Y PROTECCIÓN DE DATOS

COMISIONADO PRESIDENTE / COMISIONADOS 2019 (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,612,080**
Impuesto sobre la renta retenido *	641,430
Percepción bruta anual	2,253,511
I. Percepciones ordinarias:	2,253,511
a) Sueldos y salarios:	1,818,477
i) Sueldo base	284,006
ii) Compensación garantizada	1,534,471



b) Prestaciones:	**435,034**
i) Aportaciones a seguridad social	62,053
ii) Ahorro solidario	18,460
iii) Prima vacacional	101,027
iv) Aguinaldo (sueldo base)	35,501
v) Gratificación de fin de año (compensación garantizada)	191,809
vi) Prima quinquenal (antigüedad)	2,700
vii) Ayuda para despensa	9,420
viii) Seguro de vida institucional	13,639
ix) Seguro colectivo de retiro	426
x) Seguro de gastos médicos mayores	
xi) Seguro de separación individualizado	
xii) Apoyo económico para gastos de mantenimiento de vehículo	
II. Percepciones extraordinarias:	
a) Otras Prestaciones	

* El cálculo se efectuó de conformidad con las disposiciones fiscales vigentes para el ejercicio fiscal 2018

ANEXO 23.14. INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA

ANEXO 23.14.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (NETOS MENSUALES) (pesos)

Tipo de personal	Sueldos y salarios		Prestaciones (En efectivo y en especie)		Percepción Ordinaria Total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Presidencia del Instituto		106,135		12,478		118,613
Vicepresidencia		106,135		12,478		118,613
Dirección General		103,546		12,085		115,631
Coordinación General	83,505	101,020	9,799	11,704	93,304	112,724
Dirección de Área	47,477	82,890	5,899	9,692	53,376	92,582
Subdirección de Área	29,215	44,280	3,998	5,477	33,213	49,757
Jefatura de Departamento	20,327	28,997	3,174	3,985	23,501	32,982
Personal de Enlace	12,657	17,918	2,444	2,944	15,101	20,862
Personal Operativo	7,515	10,631	4,455	4,493	11,970	15,124

Las percepciones ordinarias netas incluyen los ingresos que reciben los servidores públicos independientemente de su periodicidad o fecha de pago Así mismo consideran la aplicación de las disposiciones fiscales y de seguridad social.

ANEXO 23.14.2 LÍMITES DE PERCEPCIÓN EXTRAORDINARIA NETA TOTAL EN EL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

Tipo de personal	Pago Extraordinario Anual Unitario Máximo
Presidencia del Instituto	
Vicepresidencia	



Dirección General	29,255
Coordinación General	29,810
Dirección de Área	31,528
Subdirección de Área	61,897
Jefatura de Departamento	63,587
Personal de Enlace	96,713
Personal Operativo	198,210

Las percepciones extraordinarias se otorgan al personal que se hace acreedor a las mismas, siempre y cuando se cumplan los requisitos establecidos en el marco normativo aplicable.

Las percepciones extraordinarias netas incluyen la aplicación de las disposiciones fiscales

ANEXO 23.14.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HC3	Remuneración Total
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,565,791**
Impuesto sobre la renta 1/	608,704
Percepción bruta anual	**2,174,495**
I. Percepciones ordinarias:	**2,174,495**
a) Sueldos y salarios	**1,837,200**
I) Sueldo base	328,224
II) Compensación garantizada	1,508,976
b) Prestaciones	**337,295**
I) Aportaciones de seguridad social	64,845
II) Ahorro solidario	19,112
III) Prima vacacional	9,117
IV) Aguinaldo (sueldo base)	36,469
V) Gratificación de fin de año (Compensación garantizada)	167,664
VI) Prima quinquenal (antiguedad) 2/	3,420
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	26,823
IX) Seguro colectivo de retiro	425
X) Seguro de gastos médicos mayores	
XI) Seguro de separación individualizado	
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo	

1/ Cálculo obtenido conforme a lo dispuesto en la Ley del Impuesto Sobre la Renta

2/ Incluye la estimación de 5 quinquenios



ANEXO 23.14.4. REMUNERACIÓN TOTAL ANUAL DEL VICEPRESIDENTE DEL INSTITUTO NACIONAL DE ESTADÍSTICA Y GEOGRAFÍA (pesos)

NIVEL JERÁRQUICO: HA1	Remuneración Total
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	1,565,791
Impuesto sobre la renta 1/	608,704
Percepción bruta anual	2,174,495
I. Percepciones ordinarias:	2,174,495
a) Sueldos y salarios	1,837,200
I) Sueldo base	328,224
II) Compensación garantizada	1,508,976
b) Prestaciones	337,295
I) Aportaciones de seguridad social	64,845
II) Ahorro solidario	19,112
III) Prima vacacional	9,117
IV) Aguinaldo (sueldo base)	36,469
V) Gratificación de fin de año (Compensación garantizada)	167,664
VI) Prima quinquenal (antigüedad) 2/	3,420
VII) Ayuda para despensa	9,420
VIII) Seguro de vida institucional	26,823
IX) Seguro colectivo de retiro	425
X) Seguro de gastos médicos mayores	
XI) Seguro de separación individualizado	
XII) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias	
a) Pago por riesgo y potenciación de seguro de vida	

1/ Cálculo obtenido conforme a lo dispuesto en la Ley del Impuesto Sobre la Renta

2/ Incluye la estimación de 5 quinquenios

ANEXO 24. PREVISIONES SALARIALES Y ECONÓMICAS DE LOS RAMOS 25 Y 33 (pesos)

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
Ramos Generales					
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	7,692,066,480	650,000,000	7,046,553,345	15,388,619,825
	Autoridad Educativa Federal en la Ciudad de México	863,684,080	0	2,472,407,025	3,336,091,105
	Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo	6,712,026,285	650,000,000	4,517,093,973	11,879,120,258
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	116,356,115	0	57,052,347	173,408,462



33	Aportaciones Federales para Entidades Federativas y Municipios	1,601,706,303	0	460,060,800	2,061,767,103
	Fondo de Aportaciones para los Servicios de Salud	1,601,706,303	0	460,060,800	2,061,767,103

ANEXO 25. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

06 Hacienda y Crédito Público
Programa de aseguramiento agropecuario
08 Agricultura y Desarrollo Rural
Programa de Abasto Social de Leche a cargo de Liconsa, S.A de C V.
Programa de Abasto Rural a cargo de Diconsa, S A de C V (DICONSA)
Programa de Concurrencia con las Entidades Federativas
Programa de Productividad y Competitividad Agroalimentaria
Programa de Fomento a la Agricultura
Programa de Fomento Ganadero
Programa de Fomento a la Productividad Pesquera y Acuícola
Sanidad e Inocuidad Agroalimentaria
10 Economía
Fondo Nacional Emprendedor
Programa Nacional de Financiamiento al Microempresario (PRONAFIM)
Programa para el Desarrollo de la Industria de Software (PROSOFT) y la Innovación
Programa para la Productividad y Competitividad Industrial
11 Educación Pública
PROSPERA Programa de Inclusión Social
Escuelas de Tiempo Completo
Programa Nacional de Becas
Programa para la Inclusión y la Equidad Educativa
Programa para el Desarrollo Profesional Docente
Fortalecimiento de la Calidad Educativa
Programa de Cultura Física y Deporte
Programa Nacional de Inglés
Programa Nacional de Convivencia Escolar
Educación para Adultos (INEA)
Educación Inicial y Básica Comunitaria
12 Salud
Programa de Atención a Personas con Discapacidad
PROSPERA Programa de Inclusión Social
Programa de estancias infantiles para apoyar a madres trabajadoras
Fortalecimiento a la atención médica
Seguro Médico Siglo XXI
Calidad en la Atención Médica
14 Trabajo y Previsión Social
Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano
Programa de Vivienda Social



	Programa para Regularizar Asentamientos Humanos
	Programa de Mejoramiento Urbano (PMU)
	Programa de Fomento a la Planeación Urbana, Metropolitana y el Ordenamiento Territorial (PUMOT)
16 Medio Ambiente y Recursos Naturales	
	Programa de Conservación para el Desarrollo Sostenible
	Agua Potable, Drenaje y Tratamiento
	Programa de Apoyo a la Infraestructura Hidroagrícola
	Apoyos para el Desarrollo Forestal Sustentable
19 Aportaciones a Seguridad Social	
	Programa IMSS-PROSPERA
20 Bienestar	
	Programa de Fomento a la Economía Social
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
	Programa 3 x 1 para Migrantes
	PROSPERA Programa de Inclusión Social
	Programa de estancias infantiles para apoyar a madres trabajadoras
	Pensión para el Bienestar de las Personas Adultas Mayores
	Seguro de vida para jefas de familia
38 Consejo Nacional de Ciencia y Tecnología	
	Becas de posgrado y apoyos a la calidad
	Sistema Nacional de Investigadores
	Fortalecimiento sectorial de las capacidades científicas, tecnológicas y de innovación
	Fomento Regional de las Capacidades Científicas, Tecnológicas y de Innovación
47 Entidades no Sectorizadas	
	Fortalecimiento a la Transversalidad de la Perspectiva de Género
	Programa de Apoyo a la Educación Indígena
	Programa de Infraestructura Indígena
	Programa para el Mejoramiento de la Producción y la Productividad Indígena
48 Cultura	
	Programa Nacional de Becas
	Programa de Apoyos a la Cultura

ANEXO 26. PRINCIPALES PROGRAMAS

04 Gobernación	
	Política y servicios migratorios
	Servicios de inteligencia para la Seguridad Nacional
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación
	Registro e Identificación de Población
	Coordinación del Sistema Nacional de Protección Civil
	Subsidios en materia de seguridad pública
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones
	Operativos para la prevención y disuasión del delito
	Administración del sistema federal penitenciario
	Plataforma México


08 Agricultura y Desarrollo Rural
Precios de Garantía a Productos Alimentarios Básicos
Crédito Ganadero a la Palabra
Fertilizantes
Producción para el Bienestar
Agromercados Sociales y Sustentables
Programa de Desarrollo Rural
Programa de Abasto Social de Leche a cargo de Liconsa, S A de C V.
Programa de Abasto Rural a cargo de Diconsa, S A de C V (DICONSA)
Programa de Productividad y Competitividad Agroalimentaria
Programa de Fomento a la Agricultura
Programa de Fomento Ganadero
Programa de Fomento a la Productividad Pesquera y Acuícola
Sanidad e Inocuidad Agroalimentaria
Adquisición de leche nacional
09 Comunicaciones y Transportes
Proyectos de construcción de carreteras
Proyectos de Infraestructura Ferroviaria
Reconstrucción y Conservación de Carreteras
Conservación de infraestructura de caminos rurales y carreteras alimentadoras
Internet para Todos
10 Economía
Programa de Microcréditos para el Bienestar
Fondo Nacional Emprendedor
Programa Nacional de Financiamiento al Microempresario (PRONAFIM)
11 Educación Pública
Jóvenes Construyendo el Futuro
Beca Universal para Estudiantes de Educación Media Superior Benito Juárez
Programa Nacional de Reconstrucción
Universidades para el Bienestar Benito Juárez García
Formación y certificación para el trabajo
Servicios de Educación Media Superior
Servicios de Educación Superior y Posgrado
Desarrollo Cultural
Investigación científica y desarrollo tecnológico
Educación para Adultos (INEA)
Educación Inicial y Básica Comunitaria
PROSPERA Programa de Inclusión Social
Escuelas de Tiempo Completo
Programa Nacional de Becas
Fortalecimiento de la Calidad Educativa
Subsidios para organismos descentralizados estatales
Programa de la Reforma Educativa
12 Salud
Programa Nacional de Reconstrucción
Seguro Popular


	Seguro Médico Siglo XXI
	PROSPERA Programa de Inclusión Social
	Atención a la Salud
	Prevención y atención contra las adicciones
	Salud materna, sexual y reproductiva
	Fortalecimiento a la atención médica
	Prevención y Control de Sobrepeso, Obesidad y Diabetes
	Prevención y atención de VIH/SIDA y otras ITS
	Programa de vacunación
	Programa de Atención a Personas con Discapacidad
14 Trabajo y Previsión Social	
	Jóvenes Construyendo el Futuro
	Programa de Apoyo al Empleo (PAE)
15 Desarrollo Agrario, Territorial y Urbano	
	Programa Nacional de Reconstrucción
	Programa de Fomento a la Planeación Urbana, Metropolitana y el Ordenamiento Territorial (PUMOT)
	Programa de Atención de Conflictos Agrarios
	Modernización del Catastro Rural Nacional
	Programa de Mejoramiento Urbano (PMU)
	Programa de Vivienda Social
16 Medio Ambiente y Recursos Naturales	
	Protección Forestal
	Programa de Conservación para el Desarrollo Sostenible
	Agua Potable, Drenaje y Tratamiento
	Programa de Apoyo a la Infraestructura Hidroagrícola
	Infraestructura de agua potable, alcantarillado y saneamiento
	Infraestructura para la Protección de Centros de Población y Áreas Productivas
	Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado
	Operación y mantenimiento de infraestructura hídrica
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre
17 Procuraduría General de la República	
	Investigar y perseguir los delitos del orden federal
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada
20 Bienestar	
	Pensión para el Bienestar de las Personas Adultas Mayores
	Pensión para el Bienestar de las Personas con Discapacidad Permanente
	Sembrando Vida
	Programa de Fomento a la Economía Social
	Programa 3 x 1 para Migrantes
	PROSPERA Programa de Inclusión Social
	Programa de estancias infantiles para apoyar a madres trabajadoras
21 Turismo	
	Promoción de México como Destino Turístico


Fomento y promoción de la inversión en el sector turístico	
Proyectos de Infraestructura de Turismo	
38 Consejo Nacional de Ciencia y Tecnología	
Becas de posgrado y apoyos a la calidad	
Sistema Nacional de Investigadores	
Apoyos para actividades científicas, tecnológicas y de innovación	
47 Entidades no Sectorizadas	
Programas del Instituto Nacional de los Pueblos Indígenas	
48 Cultura	
Programa Nacional de Reconstrucción	
Cultura Comunitaria	
Desarrollo Cultural	
Protección y conservación del Patrimonio Cultural	
Servicios educativos culturales y artísticos	
Programa de Apoyos a la Cultura	

ANEXO 27 PROGRAMA NACIONAL DE RECONSTRUCCIÓN (millones de pesos)

	MONTO
Educación	800.0
Salud	800 0
Desarrollo Agrario, Territorial y Urbano	5,600 0
Cultura	800 0
TOTAL	**8,000.0**

ANEXO 28. CONSERVACIÓN Y MANTENIMIENTO CARRETERO (pesos)

ESTADO	CONSERVACIÓN DE INFRAESTRUCTURA CARRETERA	CONSERVACIÓN Y ESTUDIOS Y PROYECTOS DE CAMINOS RURALES Y CARRETERAS ALIMENTADORAS
Aguascalientes	213,883,623	44,054,705
Baja California	435,369,593	83,951,862
Baja California Sur	473,885,571	95,636,764
Campeche	371,653,920	85,951,862
Chiapas	709,412,414	372,389,511
Chihuahua	589,168,526	77,266,962
Coahuila	430,821,607	185,273,529
Colima	225,210,097	54,739,611
Durango	481,646,343	354,704,608
Estado de México	595,843,999	348,019,707
Guanajuato	395,718,343	242,698,039
Guerrero	594,592,864	277,910,289
Hidalgo	335,606,201	201,800,880
Jalisco	609,185,472	357,704,606
Michoacan	793,013,491	192,115,974
Morelos	304,851,841	39,054,707
Nayarit	377,729,000	109,321,665
Nuevo Leon	618,142,563	150,218,828



Oaxaca	786,541,865	2,247,000,000
Puebla	543,870,340	223,328,233
Queretaro	298,108,806	73,266,957
Quintana Roo	290,313,500	98,636,764
San Luis Potosi	547,863,599	192,115,977
Sinaloa	421,341,136	253,540,491
Sonora	548,772,238	326,492,352
Tabasco	439,844,924	157,061,273
Tamaulipas	579,689,238	168,746,174
Tlaxcala	417,432,665	63,582,057
Veracruz	835,552,338	656,827,155
Yucatan	291,674,961	146,376,371
Zacatecas	458,774,242	140,533,922
TOTAL	**15,015,515,320**	**8,020,321,835**

ANEXO 29. SUBSIDIOS PARA ORGANISMOS DESCENTRALIZADOS ESTATALES (pesos)

	MONTO
U006 Subsidios para organismos descentralizados estatales (UR 511)	**61,019,168,631**
Aguascalientes	848,219,788
Baja California	1,680,963,246
Baja California Sur	478,619,932
Campeche	946,530,465
Chiapas	1,361,484,785
Chihuahua	1,991,932,005
Coahuila	1,413,711,314
Colima	1,541,839,677
Durango	1,357,136,075
Estado de México	2,158,948,873
Guanajuato	1,806,746,003
Guerrero	1,965,510,544
Hidalgo	1,383,704,439
Jalisco	5,981,578,165
Michoacán	1,979,209,325
Morelos	1,240,264,416
Nayarit	1,434,206,947
Nuevo León	5,421,657,691
Oaxaca	1,193,968,122
Puebla	4,294,864,541
Querétaro	1,415,301,739
Quintana Roo	301,283,363
San Luis Potosí	1,994,441,788
Sinaloa	4,527,138,205
Sonora	2,075,900,765
Tabasco	1,244,354,485
Tamaulipas	2,238,805,964


Tlaxcala	651,255,214
Veracruz	2,577,040,155
Yucatán	1,981,006,620
Zacatecas	1,531,543,980

ANEXO 29.1. CONSOLIDACIÓN DE LAS UNIVERSIDADES INTERCULTURALES (pesos)

	MONTO
S267 Programa del fortalecimiento de la calidad educativa (Universidades Interculturales)	**85,395,905**
Universidad Intercultural de Chiapas	11,024,449
Universidad Intercultural del Estado de México	14,561,044
Universidad Intercultural del Estado de Tabasco	13,319,636
Universidad Intercultural del Estado de Puebla	9,247,692
Universidad Intercultural Indígena de Michoacán	8,409,635
Universidad Intercultural del Estado de Guerrero	3,604,134
Universidad Intercultural Maya de Quintana Roo	12,236,277
Universidad Intercultural Veracruzana	1,800,293
Universidad Autónoma Intercultural de Sinaloa	11,192,745

ANEXO 29.2. INSTITUCIONES ESTATALES DE CULTURA (pesos)

Ciudades Patrimonio (S268)	**78,140,730**
Campeche	7,814,073
Ciudad de México	7,814,073
Guanajuato	7,814,073
Morelia	7,814,073
Oaxaca	7,814,073
Puebla	7,814,073
Querétaro	7,814,073
San Miguel de Allende	7,814,073
Tlacotalpan	7,814,073
Zacatecas	7,814,073

ANEXO 30. PROGRAMA HIDRÁULICO: SUBSIDIOS PARA ENTIDADES FEDERATIVAS (pesos)

Estado	Subsidios Administración del Agua y Agua Potable	Subsidios Hidroagrícolas
Aguascalientes	82,523,782	52,974,933
Baja California	70,711,946	61,921,079
Baja California Sur	69,074,455	18,091,720
Campeche	55,103,329	33,989,512


Coahuila	87,834,377	34,585,855
Colima	62,819,798	29,406,893
Chiapas	114,131,296	60,196,394
Chihuahua	112,475,234	63,408,656
Ciudad de México	292,108,281	32,258,652
Durango	144,104,263	95,732,369
Guanajuato	84,695,076	55,653,130
Guerrero	236,970,727	29,254,480
Hidalgo	104,542,576	74,887,483
Jalisco	82,154,686	65,541,713
Estado de México	339,785,019	36,715,353
Michoacán	86,055,043	45,726,720
Morelos	112,459,361	20,609,918
Nayarit	67,710,932	23,984,938
Nuevo León	145,917,595	30,478,466
Oaxaca	108,103,891	48,109,244
Puebla	171,893,709	41,481,842
Querétaro	69,145,348	17,705,574
Quintana Roo	66,905,542	49,884,890
San Luis Potosí	62,497,639	41,389,392
Sinaloa	128,931,276	233,449,476
Sonora	97,215,102	210,902,369
Tabasco	119,601,817	33,600,345
Tamaulipas	145,529,465	220,897,172
Tlaxcala	41,816,016	14,796,427
Veracruz	202,640,021	66,527,933
Yucatán	79,845,642	45,321,713
Zacatecas	118,225,127	110,515,359
TOTAL	**3,763,528,369**	**2,000,000,000**

ANEXO 31. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (pesos)

		PROYECTO PEF	REDUCCIONES	AMPLIACIONES	REASIGNACIONES	PEF APROBADO
A RAMOS AUTÓNOMOS		100,940,808,481	3,428,900,000	0	-3,428,900,000	97,511,908,481
Gasto Programable						
01	Poder Legislativo	13,002,444,027	0	0	0	13,002,444,027
	Cámara de Senadores	3,940,000,000	0	0	0	3,940,000,000
	Cámara de Diputados	6,758,000,000	0	0	0	6,758,000,000
	Auditoría Superior de la Federación	2,304,444,027	0	0	0	2,304,444,027
03	Poder Judicial	65,356,725,000	1,700,000,000	0	-1,700,000,000	63,656,725 000



	Suprema Corte de Justicia de la Nación	4,782,325,000	124,393,511	0	-124,393,511	4,657,931,489
	Consejo de la Judicatura Federal	57,968,000,000	1,507,811,170	0	-1,507,811,170	56,460,188,830
	Tribunal Electoral del Poder Judicial de la Federación	2,606,400,000	67,795,319	0	-67,795,319	2,538,604,681
22	Instituto Nacional Electoral	16,313,037,745	950,000,000	0	-950,000,000	15,363,037,745
35	Comisión Nacional de los Derechos Humanos	1,971,305,805	161,900,000	0	-161,900,000	1,809,405,805
41	Comisión Federal de Competencia Económica	582,803,241	0	0	0	582,803,241
42	Instituto Nacional para la Evaluación de la Educación	997,340,971	300,000,000	0	-300,000,000	697,340,971
43	Instituto Federal de Telecomunicaciones	1,780,000,000	280,000,000	0	-280,000,000	1,500,000,000
44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	937,151,692	37,000,000	0	-37,000,000	900,151,692
RAMO. 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA		**12,629,702,814**	**500,000,000**	**0**	**-500,000,000**	**12,129,702,814**
	Instituto Nacional de Estadística y Geografía	12,629,702,814	500,000,000	0	-500,000,000	12,129,702,814
RAMO 32 Tribunal Federal de Justicia Administrativa		**2,973,053,467**	**277,200,000**	**0**	**-277,200,000**	**2,695,853,467**
	Tribunal Federal de Justicia Administrativa	2,973,053,467	277,200,000	0	-277,200,000	2,695,853,467
B RAMOS ADMINISTRATIVOS		**1,109,392,413,948**	**6,209,953,872**	**33,411,953,872**	**27,202,000,000**	**1,136,594,413,948**
Gasto Programable						
02	Oficina de la Presidencia de la Republica	1,569,844,550	0	0	0	1,569,844,550
04	Gobernación 1/	60,697,282,583	8,400,000	94,200,669	85,800,669	60,783,083,252
05	Relaciones Exteriores	8,532,283,876	0	0	0	8,532,283,876
06	Hacienda y Crédito Publico	22,575,933,039	0	0	0	22,575,933,039
07	Defensa Nacional	93,670,187,410	0	0	0	93,670,187,410
08	Agricultura y Desarrollo Rural	57,343,104,826	6,131,553,872	14,223,329,210	8,091,775,338	65,434,880,164
09	Comunicaciones y Transportes	66,404,274,978	0	150,000,000	150,000,000	66,554,274,978
10	Economia	9,055,979,367	0	0	0	9,055,979,367
11	Educación Pública	300,140,210,059	0	7,860,224,662	7,860,224,662	308,000,434,721
12	Salud	123,209,415,722	0	1,057,449,394	1,057,449,394	124,266,865,116
13	Marina	29,583,375,192	0	2,500,000,000	2,500,000,000	32,083,375,192
14	Trabajo y Previsión Social	43,269,051,026	0	0	0	43,269,051,026
15	Desarrollo Agrario, Territonal y Urbano	18,754,939,290	0	0	0	18,754,939,290
16	Medio Ambiente y Recursos Naturales	26,520,459,536	0	4,500,000,000	4,500,000,000	31,020,459,536
17	Procuraduria General de la Republica	15,328,222,730	0	22,859,957	22,859,957	15,351,082,687
18	Energia	27,229,831,829	0	0	0	27,229,831,829
20	Bienestar 2/	148,491,066,592	8,800,000	2,123,771,059	2,114,971,059	150,606,037,651
21	Turismo	8,785,888,223	0	0	0	8,785,888,223
27	Función Publica	901,819,393	0	0	0	901,819,393
31	Tribunales Agrarios	831,402,778	0	0	0	831,402,778
37	Consejería Jurídica del Ejecutivo Federal	111,714,286	0	0	0	111,714,286
38	Consejo Nacional de Ciencia y Tecnología	24,664,719,642	0	100,000,000	100,000,000	24,764,719,642
45	Comisión Reguladora de Energía	248,276,703	0	0	0	248,276,703
46	Comisión Nacional de Hidrocarburos	214,933,908	0	0	0	214,933,908
47	Entidades no Sectorizadas 3/	8,864,106,151	61,200,000	280,118,921	218,918,921	9,083,025,072
48	Cultura	12,394,090,259	0	500,000,000	500,000,000	12,894,090,259
C. RAMOS GENERALES		**3,224,028,761,492**	**6,340,705,763**	**7,112,805,763**	**772,100,000**	**3,224,800,861,492**
Gasto Programable						
19	Aportaciones a Seguridad Social	786,107,477,728	0	0	0	786,107,477,728
23	Provisiones Salariales y Económicas	112,996,657,654	55,687,882	55,687,882	0	112,996,657,654
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	54,068,085,693	0	0	0	54,068,085,693
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educacion Tecnológica y de Adultos	15,388,619,825	0	0	0	15,388,619,825
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	38,679,465,868	0	0	0	38,679,465,868
33	Aportaciones Federales para Entidades Federativas y Municipios	734,022,154,039	0	1,736,418,776	1,736,418,776	735,758,572,815
	Fondo de Aportaciones para la Nomina Educativa y Gasto Operativo (FONE)	381,742,463,359	0	0	0	381,742,463,359
	Servicios Personales	346,970,194,257	0	0	0	346,970,194,257
	Otros de Gasto Corriente	10,749,607,402	0	0	0	10,749,607,402
	Gasto de Operación	13,970,669,931	0	0	0	13,970,669,931
	Fondo de Compensación	10,051,991,769	0	0	0	10,051,991,769
	Fondo de Aportaciones para los Servicios de Salud	99,461,316,705	0	0	0	99,461,316,705
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en	82,580,417,785	0	601,187 792	601,187,792	83,181,605,577


	Entidades	10,009,945,478	0	72,872,688	72,872,688	10,082,818,166
	Municipal y de las Demarcaciones Territoriales del Distrito Federal	72,570,472,307	0	528,315,104	528,315,104	73,098,787,411
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	83,654,544,355	0	609,007,464	609,007,464	84,263,551,819
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de	26,575,654,336	0	193,471,520	193,471,520	26,769,125,856
	Asistencia Social	12 224,800,995	0	88,996,899	88,996,899	12,313,797,894
	Infraestructura Educativa	14,350,853,341	0	104,474,621	104,474,621	14,455,327,962
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de	7,090,243,899	0	0	0	7,090,243,899
	Educación Tecnológica	4,541,425,533	0	0	0	4,541,425,533
	Educación de Adultos	2,548,818,366	0	0	0	2,548,818,366
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,210,000,000	0	0	0	7,210,000,000
	Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	45,707,513,600	0	332,752,000	332,752,000	46,040,265,600
Gasto No Programable						
24	Deuda Pública	542,962,336,884	0	0	0	542,962,336,884
28	Participaciones a Entidades Federativas y Municipios	914,496,748,694	0	5,320,699,105	5,320,699,105	919,817,447,799
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30	Adeudos de Ejercicios Fiscales Anteriores	28,030,100,000	6,285,017,881	0	-6,285,017,881	21,745,082,119
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	51,345,200,800	0	0	0	51,345,200,800
	Obligaciones incurridas a través de los programas de apoyo a deudores	5,913,500,800	0	0	0	5,913,500,800
	Obligaciones surgidas de los programas de apoyo a ahorradores	45,431,700,000	0	0	0	45,431,700,000
D ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**1,070,061,090,779**	**0**	**0**	**0**	**1,070,061,090,779**
Gasto Programable						
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	323,322,195,097	0	0	0	323,322,195,097
GYR	Instituto Mexicano del Seguro Social	746,738,895 682	0	0	0	746,738,895,682
E· EMPRESAS PRODUCTIVAS DEL ESTADO		**1,054,071,488,373**	**0**	**0**	**0**	**1,054,071,488,373**
Gasto Programable						
TYY	Petróleos Mexicanos (Consolidado)	464,601,648,743	0	0	0	464,601,648,743
TVV	Comisión Federal de Electricidad	434,702,939,545	0	0	0	434,702,939,545
Gasto No Programable						
	Costo Financiero, que se distribuye para erogaciones de	154,766,900,085	0	0	0	154,766,900,085
TYY	Petróleos Mexicanos (Consolidado)	125,135,000,000	0	0	0	125,135,000,000
TVV	Comisión Federal de Electricidad	29,631,900,085	0	0	0	29,631,900,085
Neteo Resta de a) aportaciones ISSSTE, y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado		**759,805,619,354**	**0**	**0**	**0**	**759,805,619,354**
GASTO NETO TOTAL		**5,814,291,700,000**	**16,756,759,635**	**40,524,759,635**	**23,768,000,000**	**5,838,059,700,000**

1/ Incluye movimiento compensado al interior del Consejo Nacional para Prevenir la Discriminación a través del cual se reasignan 8,400,000 pesos del gasto de operación al capítulo 1000 Servicios Personales

2/ Incluye movimiento compensado al interior del Consejo Nacional de Evaluación de la Política de Desarrollo Social a través del cual se reasignan 8,800,000 pesos del gasto de operación al capítulo 1000 Servicios Personales

3/ Incluye movimiento compensado al interior de la Procuraduría de la Defensa del Contribuyente a través del cual se reasignan 61,200,000 pesos del gasto de operación al capítulo 1000 Servicios Personales

ANEXO 32. AMPLIACIONES AL RAMO 04 GOBERNACIÓN (pesos)

		MONTO
Ramo 04 Gobernación		**85,800,669**
E015	Promover la atención y prevención de la violencia contra las mujeres: Comisión Nacional para Prevenir y Erradicar la Violencia Contra las Mujeres	76,154,992



P024	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación. Consejo Nacional para Prevenir la Discriminación	9,645,677

ANEXO 33. AMPLIACIONES AL RAMO 08 AGRICULTURA Y DESARROLLO RURAL (pesos)

		MONTO
Ramo 08 Agricultura y Desarrollo Rural		**8,091,775,338**
A1I	Universidad Autónoma de Chapingo	91,775,338
S240	Programa de Concurrencia con las Entidades Federativas	2,000,000,000
S260	Programa de Fomento Ganadero	500,000,000
	Capitalización Productiva Pecuaria	385,000,000
	Estrategias Integrales para la Cadena Productiva	70,000,000
	Investigación, Innovación y Desarrollo Tecnológico Pecuario	20,000,000
	Sustentabilidad Pecuaria	25,000,000
U002	Programa de Acciones Complementarias para Mejorar las Sanidades	2,000,000,000
U022	Fertilizantes	500,000,000
U024	Desarrollo Rural *	1,700,000,000
U025	Agromercados sociales y sustentables	1,300,000,000

* Se incorpora el Programa de Desarrollo Rural, en el cual adicionalmente se asignarán la totalidad de los recursos previstos en el Programa S266 "Programa de Apoyos a Pequeños Productores" por 6,131 6 millones de pesos, mismos que incluyen 318 3 millones de pesos para Desarrollo de las Zonas Áridas (PRODEZA)

ANEXO 34. AMPLIACIONES AL RAMO 09 COMUNICACIONES Y TRANSPORTES (pesos)

		MONTO
Ramo 09 Comunicaciones y Transportes		**150,000,000**
K003	Proyectos de construcción de carreteras	150,000,000

ANEXO 34.1. PROYECTOS DE INFRAESTRUCTURA CARRETERA (millones de pesos)

	PPEF 2019	Ampliación	Reducción	Total
CARRETERAS	-	**150.0**	-	**150.0**
Puentes Vehiculares del Cruce Fronterizo Mexicali-Río Nuevo	-	150.0	-	150 0
TOTAL	-	**150.0**	-	**150.0**

ANEXO 35. AMPLIACIONES AL RAMO 11 EDUCACIÓN PÚBLICA (pesos)

	MONTO
Ramo 11 Educación Pública	**7,860,224,662**
EDUCACIÓN BÁSICA	**700,000,000**
S270 Programa Nacional de Inglés	400,000,000
U031 Expansión de la Educación Inicial	300,000,000
EDUCACIÓN SUPERIOR	**6,960,224,662**
A3Q Universidad Nacional Autónoma de México [1/]	2,501,274,485
B00 Instituto Politécnico Nacional [2/]	798,815,909
L6H Comision de Operación y Fomento de ActiViades Académicas del Instituto Politécnico Nacional	39,606,088
MGC Patronato de Obras e Instalaciones del Instituto Politécnico Nacional	8,413,348
A2M Universidad Autónoma Metropolitana [3/]	560,966,324
L4J Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	144,340,442
MGH Universidad Autónoma Agraria Antonio Narro	88,500,692
A00 Universidad Pedagógica Nacional	56,596,430
L8K El Colegio de México, A C	50,578,801
L3P Centro de Enseñanza Técnica Industrial	39,133,450



U006 Subsidios para Organismos Descentralizados Estatales (511, 514 y M00) 4_/	2,671,998,693
DEPORTE	**200,000,000**
S269 Programa de Cultura Física y Deporte 5_/	200,000,000

1_/ Incluye recursos por 256,318,149 pesos para Becas
2_/ Incluye recursos por 216,124,087 pesos para Becas
3_/ Incluye recursos por 67,701,452 pesos para Becas
4_/ Incluye 50 millones de pesos adicionales para la Benemérita Universidad Autonóma de Puebla
5_/ Incluye recursos para el Consejo Nacional del Deporte de la Educación

ANEXO 36. AMPLIACIONES AL RAMO 12 SALUD (pesos)

	Monto
RAMO 12 Salud	**1,057,449,394**
Erogaciones para la Igualdad entre Mujeres y Hombres 1/	57,449,394
Salud materna, sexual y reproductiva	57,449,394
Instituto Nacional de Cancerología 2/	200,000,000
Instituto Nacional de Pediatría 3/	25,000,000
Hospital Infantil de México Federico Gómez 3/	25,000,000
Prevención y Control de Sobrepeso, Obesidad y Diabetes	500,000,000
Atención a la Salud 4/	200,000,000
Proyectos de Infraestructura Social en Salud	50,000,000
Ampliación y Remodelación de la Sede del Instituto Nacional de Geriatría	50,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres.

2/ Los recursos se destinarán para el reforzamiento en programas de detección y atención de cáncer de mama, próstata y cervicouterino Incluye 35,000,000 para el Registro Nacional de Cáncer

3/ Los recursos se destinarán para el reforzamiento en programas de detección y atención de cáncer en niños.

4/ Los recursos se destinarán para la rehabilitación, ampliación y equipamiento de los Institutos Nacionales y Hospitales Federales

ANEXO 37. AMPLIACIONES AL RAMO 13 MARINA (pesos)

		MONTO
Ramo 13 Marina		**2,500,000,000**
A001	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	2,500,000,000

ANEXO 38. AMPLIACIONES AL RAMO 16 MEDIO AMBIENTE Y RECURSOS NATURALES (pesos)

		MONTO
Ramo 16 Medio Ambiente y Recursos Naturales		**4,500,000,000**
B00	Comisión Nacional del Agua	4,500,000,000
G010	Gestión integral y sustentable del agua	1,000,000,000
	Prestación de Servicios para la operación, mantenimiento y gastos asociados a la Planta de Tratamiento de Aguas Residuales de Atotonilco	1,000,000,000
S074	Programa de agua potable, alcantarillado y saneamiento	1,500,000,000
S217	Programa de apoyo a la infraestructura hidroagrícola	2,000,000,000

ANEXO 39. AMPLIACIONES AL RAMO 17 PROCURADURÍA GENERAL DE LA REPÚBLICA (pesos)

		MONTO
Ramo 17 Procuraduría General de la República		**22,859,957**
E002	Investigar y perseguir los delitos del orden federal Fiscalía Especial para	18,562,089



		los Delitos de Violencia contra las Mujeres y Trata de Personas	
E011		Investigar, perseguir y prevenir delitos del orden electoral Fiscalía Especializada para la Atención de Delitos Electorales	4,297,868

ANEXO 40. AMPLIACIONES AL RAMO 20 BIENESTAR (pesos)

			MONTO
Ramo 20 Bienestar			**2,114,971,059**
S061		Programa 3 x 1 para Migrantes	200,000,000
S070		Programa de Coinversión Social [1]	136,436,016
S155		Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF) [1]	278,535,043
U009		Pensión para el Bienestar de las Personas con Discapacidad Permanente	1,500,000,000

1/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 41. AMPLIACIONES AL RAMO 38 CONSEJO NACIONAL DE CIENCIA Y TECNOLOGÍA (pesos)

			MONTO
Ramo 38 Consejo Nacional de Ciencia y Tecnología			**100,000,000**
F002		Apoyos para actividades científicas, tecnológicas y de innovación	100,000,000

ANEXO 42. AMPLIACIONES AL RAMO 47 ENTIDADES NO SECTORIZADAS (pesos)

			MONTO
Ramo 47 Entidades No Sectorizadas			**218,918,921**
HHG		Instituto Nacional de las Mujeres [1]	214,643,657
	M001	Actividades de apoyo administrativo	2,054,361
	O001	Actividades de apoyo a la función pública y buen gobierno	2,201,876
	P010	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	62,866,334
	S010	Fortalecimiento a la Transversalidad de la Perspectiva de Género	147,521,086
AYB		Instituto Nacional de los Pueblos Indígenas [1]	4,275,264
	U011	Programa de Derechos Indígenas	4,275,264

1_/ Monto incluido en el Anexo 13 Erogaciones para la Igualdad entre Mujeres y Hombres

ANEXO 43. AMPLIACIONES AL RAMO 48 CULTURA (pesos), Distribución Sugerida.

			MONTO
Ramo 48 Cultura			**500,000,000**
S268		Programa de Apoyos a la Cultura [1]	500,000,000
Proyectos Estatales			**48,885,038**
BAJA CALIFORNIA		Centro cultural de las bellas artes y oficios	1,635,886
DURANGO		Rehabilitación y Equipamiento de la Biblioteca Pública Central José Ignacio Gallegos Caballero	1,750,000
DURANGO		Centro Estatal del Conocimiento y las Artes III Etapa	2,000,000
DURANGO		Festival del Mariachi, su Charrería y Danza	2,500,000
DURANGO		Festival internacional Revueltas 2019	4,000,000
GUANAJUATO		Guanajuato Crea	5,000,000
GUANAJUATO		Jueves musicales del MIQ	500,000



GUERRERO	TALLERES CULTURALES BENITO JUÁREZ		2,100,000
GUERRERO	Festival internacional de cine Acapulco		1,900,000
MICHOACAN	Planetarium de Morelia "Lic Felipe Rivera"		3,102,000
MORELOS	CULTURA PARA UN MUNDO MEJOR		1,000,000
MORELOS	IX FESTIVAL TAMOANCHAN MORELOS DE WORLD MUSIC		1,500,000
PUEBLA	Conservacion y restauracion emergente de las colecciones a cargo de museos Puebla		5,000,000
PUEBLA	Digitalizacion de los impresos sueltos de la biblioteca Palafoxiana		1,665,500
QUINTANA ROO	QUINTANA ROO BAILA FOLKLOR		1,000,000
VERACRUZ	RETROSPECTIVA DEL CINE EN VERACRUZ		250,000
VERACRUZ	LA BELLEZA DE LAS 7 REGIONES TURISTICAS DE VERACRUZ EN MANOS DE LAS MUJERES		1,000,000
VERACRUZ	PROYECTO DE EXPRESION CULTURAL DE XTAXKGAKGET MAKGKAXTLAWANA/ CENTRO DE LAS ARTES INDIGENAS		1,000,000
VERACRUZ	PLAN DE SALVAGUARDIA DE LA CEREMONIA RITUAL DE VOLADORES		1,000,000
VERACRUZ	Expo Feria cultural, artesanal y gastronómica		977,250
VERACRUZ	CUMBRE TAJIN 2019		9,000,000
YUCATAN	Formación de nuevos creadores		1,004,402
Proyectos Municipales			**215,673,840**
AGUASCALIENTES	San José de Gracia	El arte con amor y cultura	3,000,000
AGUASCALIENTES	Cosío	Jaripeo mexicano en Cosío 2019	2,500,000
AGUASCALIENTES	Asientos	Cultura para todos 2019	3,500,000
AGUASCALIENTES	Calvillo	CULTURA INTEGRAL CALVILLO 2019	5,000,000
AGUASCALIENTES	Tepezalá	El arte en tus manos y sentidos	3,500,000
BAJA CALIFORNIA	Tecate	FESTIVAL CULTURAL DE TECATE "VIVA TECATE"	1,500,000
BAJA CALIFORNIA	Tijuana	TEMPORADA OPERA DE TIJUANA 2019	1,458,457
BAJA CALIFORNIA SUR	Los Cabos	FORMACIÓN EN DANZA CONTEMPORÁNEA	2,000,000
CAMPECHE	El Carmen	ORQUESTA SINFÓNICA MUNICIPAL	2,000,000
CHIAPAS	Larrainzar	Cultura por la visión en Larrainzar en Chiapas	3,500,000
CHIAPAS	Ocozocuautla	Ferias y Festivales en Ocozocuautla	3,611,500
CHIAPAS	Palenque	Festival en Palenque, Chiapas 2019	3,500,000
CHIAPAS	Tonalá	Festival de artes en Tonalá, Chiapas	1,750,000
COAHUILA	General Zepeda	FESTIVAL DE DANZA EN GENERAL ZEPEDA	889,100
COLIMA	Colima	FESTIVAL INTERNACIONAL DEL VOLCAN 2019	3,000,000
CHIHUAHUA	Chihuahua	Festival Country Chihuahua	1,750,000
CDMX	Alvaro Obregón	PROMOTORES CULTURALES	4,000,000
CDMX	Magdalena Contreras	PROMOVIENDO LA CULTURA DE PAZ EN LA MAGDALENA CONTRERAS	3,000,000
CDMX	Magdalena Contreras	La restauración del sitio arqueológico en Magdalena Contreras	3,500,000
CDMX	Benito Juárez	Feria internacional del libro 2019	2,500,000
CDMX	Benito Juárez	Feria internacional 7 artes	1,500,000
CDMX	Benito Juárez	Libros, cuentos y fábulas	2,000,000
DURANGO	Nombre de Dios	Camino real de la Tierra Adentro 1a Etapa	2,815,000
GUANAJUATO	Villagrán	Centro cultural Otomí Villagrán	2,500,000



GUERRERO	Benito Juárez	Talleres culturales de Benito Juárez	2,100,000
MEXICO	Ixtapan	Proyecto cultural Ixtapan lo vale	600,000
MEXICO	Calimaya	Festival cultural del Mariachi	1,500,000
MEXICO	Texcoco	VII FESTIVAL VIENTOS DE LA MONTAÑA	3,100,000
MEXICO	Xalatlaco	Rehabilitación del centro cultural Cerro Cuáhuatl en la cabecera municipal	2,400,000
MEXICO	Apaxco	Feria de las culturas Apaxco	3,500,000
MEXICO	Texcoco	EXPOSICION ARQUEOLOGICA LOS ALCOLHUAS Y SU TIEMPO	231,852
MEXICO	Tlalnepantla de Baz	El arte es de todos	1,500,000
MEXICO	San Mateo Atenco	Minicervantino San Mateo Atenco	2,000,000
HIDALGO	Pachuca	Festival cultural por el buen vivir	850,000
HIDALGO	Zimapan	Festival 500 años de Zimapan	1,000,000
HIDALGO	Tulancingo	ANIMACIÓN SOCIOCULTURAL DEL ARTE TULANCINGO	500,000
HIDALGO	Tlahuelilpan	FESTIVAL TRIBUTO A LA TIERRA TLAHUELILPAN	750,000
JALISCO	Manzanilla de la Paz	Festival de tradiciones e identidad cultural Manzanilla de la Paz	3,700,000
JALISCO	Tizapán el Alto	Cuarta edición de coreografía cultural monumental en Tizapán el Alto	1,000,000
JALISCO	Mazamitla	13 festival cultural de las flores mazamitla	1,000,000
JALISCO	Teocuatitlán de Corona	Festival de charrería y cultura en Teocuitatlán de Corona	1,000,000
JALISCO	Cocula	FESTIVAL DEL SON JALISCIENCE	63,000
JALISCO	Concepción de Buenos Aires	Festival 150 años de tradición y arte y cultura en Concepción de Buenos Aires	1,000,000
JALISCO	Jocotepec	Festival de comida tradicional del centro del estado de Jalisco en el municipio de Jocotepec	932,000
JALISCO	Chapala	Festival cultural del Lago Chapala	505,000
JALISCO	Puerto Vallarta	Festival multicultural de Puerto Vallarta	2,000,000
JALISCO	Cabo Corrientes	Festival Jalisciense en Cabo Corrientes	2,000,000
MICHOACAN	Quiroga	El arte y la cultura 2019	2,000,000
MICHOACAN	Salvador Escalante	Feria Nacional del cobre Martillado	3,000,000
MICHOACAN	Zacapu	Volviendo al origen	750,000
MICHOACAN	Pátzcuaro	FESTIVAL DEL ARTE DEL TERROR DE AMERICA LATINA	1,250,000
MICHOACAN	Pátzcuaro	FESTIVAL INTERNACIONAL DE MUSICA ELECTRONICA 2019	1,250,000
MICHOACAN	Pátzcuaro	ESPECTACULO PARA TURISMOS CON TECNOLOGICA HOLOGRÁFICA	600,000
MORELOS	Emiliano Zapata	TALLERES CULTURALES EN EMILIANO ZAPATA	1,250,000
MORELOS	Cuernavaca	Equipamiento de las tres casas de cultura	3,500,000
MORELOS	Cuautla	VELADAS ARTISTICO CULTURALES	2,000,000
MORELOS	Xochitepec	MUSICA CON CULTURA 2 0 CN	1,500,000
NAYARIT	Xalisco	Festival de Arte y Cultura Xalisco	2,150,000
NAYARIT	Santa María del Oro	Festival de tradiciones culturales Santa María del Oro	3,700,000
NAYARIT	Jala	Festival Celebrando raices culturales Jala	2,000,000
NAYARIT	Bahía de Banderas	Festival internacional de Bahía de Banderas II Edición	2,000,000
NAYARIT	Compostela	Festival de Cultura de Compostela	2,500,000
NAYARIT	San Pedro Lagunillas	Festival San Pedro Lagunillas	2,500,000



NAYARIT	San Pedro Lagunillas	Remodelación y equipamiento del centro cultural América Manriquez De Flores Curiel Cabecera Municipal San Pedro Lagunillas Nayarit	2,500,000
NUEVO LEON	Ryones	Restauración Municipio de Ryones	3,000,000
NUEVO LEON	Linares	Festival de Villaseca en Linares Nuevo León	2,500,000
NUEVO LEON	Linares	La música como medio de cohesión social en Linares	1,000,000
NUEVO LEON	Agualeguas	Feria de la fundación del municipio 321 aniversario	1,000,000
OAXACA	Santo Domingo	CASA DEL PUEBLO BEXAHUI DE SANTO DOMINGO	4,000,000
PUEBLA	Ixcaquixtla	EQUIPAMIENTO DE CASA DE CULTURA IXCAQUIXTLA	475,000
QUERETARO	Querétaro	REHABILITACIÓN MUSEOGRÁFICA DEL MUSEO DEL CERRO DE LAS CAMPANAS	1,250,000
QUERETARO	Querétaro	ENCUENTRO LITERARIO DE CINEMATOGRAFIA FANTASTICA	2,240,000
QUINTANA ROO	Cozumel	PLAN ANUAL CULTURAL DE LOS PUEBLOS ORIGINARIOS MAYAS	2,500,000
SAN LUIS POTOSI	Mexquitic de Carmona	FESTIVAL NACIONAL DEL PULQUE, EL MEZCAL Y MAGUEY	1,500,000
SAN LUIS POTOSI	Charcas	FERIA DEL MEZCAL 2019	1,500,000
SAN LUIS POTOSI	Armadillos de los infantes	Festival de la concepción	1,000,000
SAN LUIS POTOSI	Santo Domingo	Festival regional de música	1,000,000
SAN LUIS POTOSI	Villa de Arriaga	FESTIVAL REGIONAL DE LA TUNA	1,000,000
SAN LUIS POTOSI	Soledad de Graciano Sánchez	Festival de la enchilada	4,000,000
SAN LUIS POTOSI		Feria cultural artística	1,000,000
SAN LUIS POTOSI	Villa Hidalgo	FERIA CULTURAL REGIONAL	800,000
SAN LUIS POTOSI	Tamazunchale	FESTIVAL NACIONAL DEL HUAPANGO TEMAZUNCHALE	1,000,000
SONORA	Puerto Peñasco	FERIA DE CULTURA EN PUERTO PEÑASCO SONORA	4,000,000
SONORA	Caborca	FIESTAS DEL HEROICO 6 DE ABRIL	2,000,000
SONORA	Sahuaripa	SAHUARIPARTE	2,100,000
TABASCO	Cárdenas	Rehabilitación y acondicionamiento de la casa de cultura Andrés Iduarte Foucher	2,700,000
TABASCO	Centro	Festival cultural colores de México	1,000,000
TABASCO	Tacotalpa	Rehabilitacion de la casa de la cultura de la villa de Tapijulapa, Tacotalpa, Tabasco	1,700,000
TAMAULIPAS	Victoria	FERIA CULTURAL VICTORIA "MAS ALLÁ DE LO POSIBLE"	4,000,000
TAMAULIPAS	Tampico	FORO INTERNACIONAL DE ESCULTURA MONUMENTAL	1,500,000
TAMAULIPAS	Nuevo Laredo	CULTURA ANDANTE	5,000,000
TLAXCALA	Tzompantepec	MUSEO DE SITIO Tzompantepec	1,300,000
TLAXCALA	Tzompantepec	CONMEMORACIÓN DE LOS QUINIENTOS AÑOS Tzompantepec	1,250,000
TLAXCALA	Xaloztoc	Cine móvil para todos	1,500,000
TLAXCALA	Lázaro Cárdenas	Teatro Comunitario Sanctorum de Lázaro Cardenas	3,250,131
TLAXCALA	Lázaro Cárdenas	Cinemóvil nuestro cine Sanctorum	1,700,000
TLAXCALA	San Pablo del Monte	Cinemóvil uniendo comunidades	1,752,800
VERACRUZ	Sayula	El color de mi tierra	3,000,000



VERACRUZ	Veracruz	Festival internacional "Veracruz puerta gastronómica de America 500 años de tradición ancestral, cultura y vigencia"	1,000,000
YUCATAN	Izamal	CULTURA MAYA EN IZAMAL	5,000,000
YUCATAN	Sucilá	FESTIVAL MEXICO SUENA A BIG BAND	1,600,000
YUCATAN	Dzilam González	FESTIVAL LOS COLORES DE MI DANZA	4,000,000
ZACATECAS	Villanueva	Festival Cultural Antonio Aguilar	600,000
ZACATECAS	Juchipila	Vivir y sentir el arte	3,000,000
Proyectos No Gubernamentales			**235,441,122**
AGUASCALIENTES	AGUASCALIENTES GENTE DE CULTURA Y PAZ		2,000,000
BAJA CALIFORNIA	EL CONSUMO TE CONSUMO		1,600,000
BAJA CALIFORNIA	Arte como medio de intervención social		1,500,000
Chiapas	Documental Selva Lacandona		3,000,000
CHIAPAS	Festival de las culturas chiapanecas		1,500,000
CAMPECHE	FESTIVAL PARA LA DIVERSIDAD CULTURAL		2,000,000
COAHUILA	RECORRIENDO LA CULTURA EN LA FRONTERA NORTE DE MÉXICO		2,500,000
COLIMA	ABRIENDO ESPACIOS 2019. COLIMA ACTIVIDADES DE INTERVENCIÓN CULTURAL PARA POBLACIÓN EN SITUACIÓN DE VULNERABILIDAD		1,500,000
CHIHUAHUA	TERCER MÍNIMO ENCUENTRO CON LA BREVEDAD EL NORTE DEL CUENTO MEXICANO		217,588
CDMX	LA HORA DEL VIENTO		2,500,000
CDMX	Historia del arte diplomado		5,060,000
CDMX	Colores y sabores de la Ciudad de México Arte y Cultura Metropolitana		5,100,000
CDMX	LOS COLORES DE MAGDALENA		5,226,800
CDMX	Festival itinerante de cultura y paz social		3,850,000
CDMX	Culturizarte Alvaro Obregón		5,394,000
CDMX	Tepito de carne y hueso		1,200,000
CDMX	Niñas y niños en el ring por sus derechos		2,100,000
GUANAJUATO	Conservatorio de Música y Arte de Celaya		2,000,000
MEXICO	Cine comunitario y artes escenicas		2,000,000
MEXICO	Museo itinerante Tezontl Ytutul		2,500,000
HIDALGO	FERIA UNIVERSITARIA DEL LIBRO		3,500,000
HIDALGO	FORTALECIMIENTO DE INFRAESTRCTURA MUSICAL, OPERATIVA, MERCADOLÓGICA, Y PROYECCIÓN INTERNACIONAL OSUAEH 2019		2,000,000
HIDALGO	RED DE FESTIVALES CULTURALES DEL VALLE DEL MEZQUITAL		1,250,000
HIDALGO	CARAVANA DE ACTIVIDADES CULTURALES EN MIXQUIHUALA		1,250,000
HIDALGO	MUJERES VIAJANDO A TRAVÉS DE UN LIBRO CONCURSO QUE CUENTAN CON OBRA LITERARIA INEDITA		1,000,000
HIDALGO	LA SIERRA Y EL HUAPANGO		250,000
HIDALGO	FESTIVAL INERNACIONAL DE LA IMAGEN FINI 2019		1,500,000
JALISCO	Festival Internacional de Cine en Guadalajara		7,000,000
JALISCO	Programa cultural de la feria internacional del libro de Guadalajara		7,000,000
JALISCO	Exposición Guillermo del Toro: en casa con monstruos		1,000,000
JALISCO	III Bienal de Novela Mario Vargas Llosa		1,000,000
JALISCO	FESTIVAL MARIACHI MUSICA DE CUERDAS		213,000
MICHOACAN	FESTIVAL CULTURAL INFANTIL		960,000
MICHOACAN	LA PUERTA		4,000,000
MICHOACAN	ESPECTACULO MULTIMEDIA EN LAS PIRAMIDES DE TZIN TZUN TZAN		2,400,000



MICHOACAN	Festival cultural de historia	510,000
MICHOACAN	Festival Cultural convive con la otra vida	600,000
MICHOACAN	Archivo y biblioteca de Flores Magón	500,000
MICHOACAN	17 Festival Internacional de Cine de Morelia	9,500,000
MICHOACAN	Seminario- taller para la formación de promotores y gestores culturales en desarrollo socio cultural comunitario	750,000
MORELOS	CAPACITACION Y EDUCACION CULTURAL PARA MORELOS 2019	600,000
MORELOS	Festival Internacional de Música Antigua Barroquísimo	2,000,000
MORELOS	CONMEMORACION DEL CENTENARIO DE LA MUERTE DE EMILIANO ZAPATA SALAZAR	3,000,000
MORELOS	T A.R I C TALLER DE ARTE Y RECREACIÓN INFANTIL COMUNITARIO	3,000,000
NACIONAL	ELENA PONIATOWSKA	5,000,000
NACIONAL	PROYECTO HIENA	8,000,000
NACIONAL	Equipamiento de Foros Educativos y Comunitarios del MUAC- UNAM	5,000,000
NACIONAL	MEXTROPOLI	3,000,000
NACIONAL	Drama Fest en Movimiento 2019-2020	4,000,000
NACIONAL	DIFUSION DE LA MEMORIA MUSICAL FRANCISCO GABILONDO SOLER	2,000,000
NACIONAL	PROYECTO DE SEGURIDAD DE LA ESMDM	1,250,000
NACIONAL	PROYECTO ACADEMICO ESMDM FORMACION ARTISTICA	4,500,000
NACIONAL	Programa de Encuentros y Seminarios	2,000,000
NACIONAL	Plantel Matilde en la Comunidad de Sac Chich Yucatan	1,000,000
NACIONAL	Programa Editorial	1,000,000
NACIONAL	PATRIMONIO CULTURAL MEMORIA VIVA	2,000,000
NACIONAL	CUARTO FESTIVAL INTERNACIONAL DE LAS CULTURAS INDÍGENAS	2,000,000
NACIONAL	DOCUMENTAL AMBULANTE	7,000,000
NACIONAL	TAMBIEN ES CULTURA	1,500,000
NACIONAL	LA MISMA HORA	1,200,000
NACIONAL	LATIDOS URBANOS	1,135,080
NACIONAL	CULTURA Y ARTE EN MI COMUNIDAD	1,500,000
NACIONAL	MUSEO VIRTUAL INTINERANTE	3,200,000
NACIONAL	LABORATORIO MOVIL PLATAFORMA DE PARTICIPACION CREATIVA PARA JOVENES	1,750,000
NACIONAL	EQUIPAMIENTO DE FOROS COMUNITARIOS Y EDUCATIVOS ARTE CONTEMPORANEO UNAM	3,750,000
NACIONAL	Tonatiuh Guerrero Olvera, Alimentando corazones unicornio	1,452,207
NACIONAL	XLVIII entrega del premio Diosa de Plata al cine Mexicano	700,000
NACIONAL	Dinosaurios en mexico (realidad virtual y transmedia)	1,492,709
NACIONAL	Centro de documentacion digital, investigacion y difusion de la obra Armando Salas Portugal	450,000
NACIONAL	Homenaje de idolos al cine mexicano	2,000,000
NACIONAL	"Caravana de curso de cine infantil y juvenil, en 9 comunidades índigenas de la República Mexicana"	3,000,000
NACIONAL	Equipamiento para estudio de repografía y televisión	3,000,000
NACIONAL	María Liset Cotera García	1,815,000
NACIONAL	FESTIVAL DE LAS ARTES	1,500,000
NACIONAL	PAPALOTLA EN LA MEMORIA	2,500,000
NAYARIT	Asociacion de desarrollo de talentos	1,500,000
NUEVO LEON	Jornadas de cultura	1,500,000
NUEVO LEON	Proyecto cultural 2019 Rafael Lozano HEMMER Y AIWEI	1,250,000
NUEVO LEON	La cultura siempre vive	2,500,000


NUEVO LEON	Feria regional del santo patrono San Juan Bautista	1,500,000
NUEVO LEON	FESTIVAL BELLA VIA, EL ARTE MADONNARO	2,260,000
NUEVO LEON	1er Encuentro de Artes Visuales de Nuevo León	4,000,000
OAXACA	GUELAGUETZA LAS TRADICIONES DESDE LA RAÍZ	9,000,000
OAXACA	IDENTIDAD Y CULTURA EN LOS PUEBLOS DE LOS VALLES CENTRALES DE OAXACA	4,500,000
OAXACA	ESPACIO CULTURAL UNIVERSITARIO PARA EL DESARROLLO ARTISTICO	500,000
OAXACA	Feria internacional del libro de Oaxaca	2,500,000
PUEBLA	CULTURA Y PATRIMONIO DE MI COMUNIDAD	1,500,000
QUERETARO	LABORATORIO DE OPERA INCLUYENTE PARA NIÑAS Y NIÑOS CON Y SIN DISCAPACIDAD Y PERSPECTIVA DE DERECHOS HUMANOS	1,000,000
QUINTANA ROO	PIANOTON 2019	1,929,739
SAN LUIS POTOSI	RED DE FESTIVALES DE ARMADILLO DE LOS INFANTE	1,000,000
SAN LUIS POTOSI	RED DE FESTIVALES EN VILLA HIDALGO	1,375,000
SONORA	ACTIVIDADES CULTURALES EN TU ESCUELA	2,000,000
TABASCO	Conciencia y cultura para el desarrollo A C hagamos conciencia para un mejor mañana	1,000,000
VERACRUZ	Noches bohemias en Tamiahua	1,000,000
YUCATAN	CENTRO DE INICIACIÓN MUSICAL INFANTIL Y JUVENIL DE MERIDA DEL SUR	4,000,000
ZACATECAS	CUENTA LA LEYENDA	1,400,000
ZACATECAS	FESTIVAL CULTURAL EN JEREZ	1,000,000

1_/ Subsidios a las vertientes Apoyo a Instituciones Estatales de Cultura, Apoyo a la Infraestructura Cultural de los Estados, Apoyo a las Culturas Municipales y Comunitarias, Apoyo a las Ciudades Mexicanas Patrimonio Mundial, Apoyo a Comunidades para Restauración de Monumentos y Bienes Artísticos de Propiedad Federal y Apoyo a Festivales Culturales y Artísticos

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN.- Ciudad de México, a 23 de diciembre de 2018.- Dip. **Porfirio Muñoz Ledo**, Presidente.- Dip. **Karla Yuritzi Almazán Burgos**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a 28 de diciembre de 2018.- **Andrés Manuel López Obrador**.- Rúbrica.- La Secretaria de Gobernación, Dra. **Olga María del Carmen Sánchez Cordero Dávila**.- Rúbrica.


LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

TEXTO VIGENTE
Nueva Ley publicada en el Diario Oficial de la Federación el 28 de diciembre de 2018

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ANDRÉS MANUEL LÓPEZ OBRADOR, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

Artículo Único. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2019, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas en millones de pesos que a continuación se enumeran:

CONCEPTO				Ingreso Estimado
TOTAL				**5,838,059.7**
1.	**Impuestos**			**3,311,373.4**
	11.	Impuestos Sobre los Ingresos:		1,752,500.2
		01.	Impuesto sobre la renta.	1,752,500.2
	12.	Impuestos Sobre el Patrimonio.		
	13.	Impuestos Sobre la Producción, el Consumo y las Transacciones:		1,443,843.3
		01.	Impuesto al valor agregado.	995,203.3
		02.	Impuesto especial sobre producción y servicios:	437,900.9
			01. Combustibles automotrices:	269,300.5



		01.	Artículo 2o., fracción I, inciso D).	242,093.5
		02	Artículo 2o.-A.	27,207.0
	02.		Bebidas con contenido alcohólico y cerveza:	57,289.8
		01.	Bebidas alcohólicas.	16,387.6
		02.	Cervezas y bebidas refrescantes.	40,902.2
	03.		Tabacos labrados.	43,078.2
	04.		Juegos con apuestas y sorteos.	2,971.2
	05.		Redes públicas de telecomunicaciones.	6,086.2
	06.		Bebidas energetizantes.	4.6
	07.		Bebidas saborizadas.	27,958.5
	08.		Alimentos no básicos con alta densidad calórica.	24,151.0
	09.		Plaguicidas.	828.3
	10.		Combustibles fósiles.	6,232.6
	03.		Impuesto sobre automóviles nuevos.	10,739.1
14.			Impuestos al Comercio Exterior:	70,292.0
	01.		Impuestos al comercio exterior:	70,292.0
		01.	A la importación.	70,292.0
		02.	A la exportación.	0.0
15.			Impuestos Sobre Nóminas y Asimilables.	
16.			Impuestos Ecológicos.	
17.			Accesorios de impuestos:	40,721.6
	01.		Accesorios de impuestos.	40,721.6
18.			Otros impuestos:	4,501.9
	01.		Impuesto por la actividad de exploración y extracción de hidrocarburos.	4,501.9
	02.		Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan	0.0



		empresas concesionarias de bienes del dominio directo de la Nación.	
	19.	Impuestos no comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	-485.6
2.	**Cuotas y Aportaciones de Seguridad Social**		**343,133.4**
	21.	Aportaciones para Fondos de Vivienda.	0.0
		01. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	22.	Cuotas para la Seguridad Social.	343,133.4
		01. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	343,133.4
	23.	Cuotas de Ahorro para el Retiro.	0.0
		01. Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	24.	Otras Cuotas y Aportaciones para la Seguridad Social:	0.0
		01. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
		02. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
	25.	Accesorios de Cuotas y Aportaciones de Seguridad Social.	0.0
3.	**Contribuciones de Mejoras**		**38.3**
	31.	Contribuciones de Mejoras por Obras Públicas:	38.3
		01. Contribución de mejoras por obras públicas de infraestructura hidráulica.	**38.3**
	39.	Contribuciones de Mejoras no Comprendidas en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	0.0
4.	**Derechos**		**46,273.6**
	41.	Derechos por el Uso, Goce, Aprovechamiento o Explotación de Bienes de Dominio Público:	37,559.5
		01. Secretaría de Hacienda y Crédito Público.	332.6



	02.	Secretaría de la Función Pública.	0.0
	03.	Secretaría de Economía.	2,381.5
	04.	Secretaría de Comunicaciones y Transportes.	8,116.8
	05.	Secretaría de Medio Ambiente y Recursos Naturales.	11,442.7
	06.	Secretaría de Agricultura y Desarrollo Rural.	69.3
	07.	Secretaría del Trabajo y Previsión Social.	0.0
	08.	Secretaría de Educación Pública.	0.0
	09.	Instituto Federal de Telecomunicaciones.	15,216.6
43.	Derechos por Prestación de Servicios:		8,714.1
01.	Servicios que presta el Estado en funciones de derecho público:		8,714.1
	01.	Secretaría de Gobernación.	188.3
	02.	Secretaría de Relaciones Exteriores.	4,850.3
	03.	Secretaría de la Defensa Nacional.	146.2
	04.	Secretaría de Marina.	412.4
	05.	Secretaría de Hacienda y Crédito Público.	414.3
	06.	Secretaría de la Función Pública.	19.8
	07.	Secretaría de Energía.	0.1
	08.	Secretaría de Economía.	38.9
	09.	Secretaría de Agricultura, y Desarrollo Rural.	45.5
	10.	Secretaría de Comunicaciones y Transportes.	1,008.1
	11.	Secretaría de Medio Ambiente y Recursos Naturales.	94.6
		01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
		02. Otros.	94.6
	12.	Secretaría de Educación Pública.	1,297.3



13.	Secretaría de Salud.	35.6
14.	Secretaría del Trabajo y Previsión Social.	7.4
15.	Secretaría de Desarrollo Agrario, Territorial y Urbano.	68.7
16.	Secretaría de Turismo.	0.0
17.	Fiscalía General de la República.	0.2
18.	Instituto Federal de Telecomunicaciones.	29.6
19.	Comisión Nacional de Hidrocarburos.	0.0
20.	Comisión Reguladora de Energía.	0.0
21.	Comisión Federal de Competencia Económica.	0.0
22.	Secretaría de Cultura.	56.8
23.	Secretaría de Seguridad y Protección Ciudadana.	0.0

44.	Otros Derechos.	0.0
45.	Accesorios de Derechos.	0.0
49.	Derechos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	0.0
5.	**Productos**	**6,778.1**
51.	Productos.	6,778.1
01.	Por los servicios que no correspondan a funciones de derecho público.	8.4
02.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:	6,769.7
01.	Explotación de tierras y aguas.	0.0
02.	Arrendamiento de tierras, locales y construcciones.	0.3
03.	Enajenación de bienes:	1,766.7
01.	Muebles.	1,656.4
02.	Inmuebles.	110.3



	04.		Intereses de valores, créditos y bonos.	4,523.4
	05.		Utilidades:	479.2
		01.	De organismos descentralizados y empresas de participación estatal.	0.0
		02.	De la Lotería Nacional para la Asistencia Pública.	0.0
		03.	De Pronósticos para la Asistencia Pública.	478.7
		04.	Otras.	0.5
	06.		Otros.	0.1
59.			Productos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.	0.0
6.			**Aprovechamientos**	**67,228.8**
61.			Aprovechamientos:	67,195.2
	01.		Multas.	2,081.0
	02.		Indemnizaciones.	2,405.2
	03.		Reintegros:	158.2
		01.	Sostenimiento de las escuelas artículo 123.	0.0
		02.	Servicio de vigilancia forestal.	0.1
		03.	Otros.	158.1
	04.		Provenientes de obras públicas de infraestructura hidráulica.	102.4
	05.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
	06.		Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
	07.		Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
	08.		Cooperación de la Ciudad de México por servicios públicos locales prestados por la Federación.	0.0



09.		Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
10.		5 por ciento de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11.		Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	873.3
12.		Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	1,148.3
13.		Regalías provenientes de fondos y explotación minera.	0.0
14.		Aportaciones de contratistas de obras públicas.	7.2
15.		Destinados al Fondo para el Desarrollo Forestal:	0.5
	01.	Aportaciones que efectúen los Gobiernos de la Ciudad de México, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
	02.	De las reservas nacionales forestales.	0.0
	03.	Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
	04.	Otros conceptos.	0.5
16.		Cuotas Compensatorias.	135.3
17.		Hospitales Militares.	0.0
18.		Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
19.		Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
20.		Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
21.		No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios	0.0



celebrados en otros ejercicios.

	22.	Otros:		60,280.3
		01.	Remanente de operación del Banco de México.	0.0
		02.	Utilidades por Recompra de Deuda.	0.0
		03.	Rendimiento mínimo garantizado.	0.0
		04.	Otros.	60,280.3
	23.	Provenientes de servicios en materia energética:		3.5
		01.	Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
		02.	Comisión Nacional de Hidrocarburos.	0.0
		03.	Comisión Reguladora de Energía.	3.5
62.		Aprovechamientos Patrimoniales.		33.6
	01.	Recuperaciones de capital:		33.6
		01.	Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	26.2
		02.	Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	7.4
		03.	Inversiones en obras de agua potable y alcantarillado.	0.0
		04.	Desincorporaciones.	0.0
		05.	Otros.	0.0
63.		Accesorios de Aprovechamientos.		0.0
69.		Aprovechamientos no Comprendidos en la Ley de Ingresos Vigente, Causados en Ejercicios Fiscales Anteriores Pendientes de Liquidación o Pago.		0.0
7.		**Ingresos por Ventas de Bienes, Prestación de Servicios y Otros Ingresos**		**1,002,697.5**
	71.	Ingresos por Venta de Bienes y Prestación de Servicios de Instituciones Públicas de Seguridad Social:		60,179.9
		01.	Instituto Mexicano del Seguro Social.	23,156.6



02.	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	37,023.3
72.	Ingresos por Ventas de Bienes y Prestación de Servicios de Empresas Productivas del Estado:	942,517.6
01.	Petróleos Mexicanos.	524,291.6
02.	Comisión Federal de Electricidad.	418,226.0
73.	Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales y Fideicomisos No Empresariales y No Financieros.	
74.	Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales No Financieras con Participación Estatal Mayoritaria.	
75.	Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras Monetarias con Participación Estatal Mayoritaria.	
76.	Ingresos por Venta de Bienes y Prestación de Servicios de Entidades Paraestatales Empresariales Financieras No Monetarias con Participación Estatal Mayoritaria.	
77.	Ingresos por Venta de Bienes y Prestación de Servicios de Fideicomisos Financieros Públicos con Participación Estatal Mayoritaria.	
78.	Ingresos por Venta de Bienes y Prestación de Servicios de los Poderes Legislativo y Judicial, y de los Órganos Autónomos.	
79.	Otros Ingresos.	
8.	**Participaciones, Aportaciones, Convenios, Incentivos Derivados de la Colaboración Fiscal y Fondos Distintos de Aportaciones**	
81.	Participaciones.	
82.	Aportaciones.	
83.	Convenios.	
84.	Incentivos Derivados de la Colaboración Fiscal.	
85.	Fondos Distintos de Aportaciones.	
9.	**Transferencias, Asignaciones, Subsidios y Subvenciones, y Pensiones y Jubilaciones**	**520,665.2**



91.	Transferencias y Asignaciones.			0.0
93.	Subsidios y Subvenciones.			0.0
95.	Pensiones y jubilaciones.			0.0
97.	Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.			520,665.2
	01.	Ordinarias.		520,665.2
	02.	Extraordinarias.		0.0
0.	**Ingresos Derivados de Financiamientos**			**539,871.4**
	01.	Endeudamiento interno:		521,375.3
		01.	Endeudamiento interno del Gobierno Federal.	485,345.2
		02.	Otros financiamientos:	36,030.1
			01. Diferimiento de pagos.	36,030.1
			02. Otros.	0.0
	02.	Endeudamiento externo:		0.0
		01.	Endeudamiento externo del Gobierno Federal.	0.0
	03.	Financiamiento Interno.		
	04.	Déficit de organismos y empresas de control directo.		-40,972.0
	05.	Déficit de empresas productivas del Estado.		59,468.1

Informativo: Endeudamiento neto del Gobierno Federal (0.01.01+0.02.01)   485,345.2

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2019, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2019, se proyecta una recaudación federal participable por 3 billones 288 mil 590.4 millones de pesos.


Para el ejercicio fiscal de 2019, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.0 por ciento del Producto Interno Bruto.

Se estima que durante el ejercicio fiscal de 2019, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo Segundo Transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho Transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo Segundo Transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo Segundo Transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2019 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2019, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro Público Único, previsto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.



El gasto de inversión a que se refiere el párrafo sexto del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.61.22.04 del presente artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley Federal de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019, por un monto de endeudamiento neto interno hasta por 490 mil millones de pesos. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 5 mil 400 millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2019 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley Federal de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2019.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.



El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el ejercicio fiscal de 2019.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 0 "Ingresos derivados de Financiamientos" de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 4 mil 350 millones de pesos, y un monto de endeudamiento neto externo de hasta 5 mil 422.5 millones de dólares de los Estados Unidos de América; asimismo, se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.



Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 9 mil 750 millones de pesos, y un monto de endeudamiento neto externo de 497.5 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2019 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para la Ciudad de México la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 5 mil 500 millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos de la Ciudad de México para el Ejercicio Fiscal 2019. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública de la Ciudad de México.

El ejercicio del monto de endeudamiento autorizado se sujetará a lo dispuesto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Artículo 4o. En el ejercicio fiscal de 2019, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 297,510.8 millones de pesos, de los cuales 148,393.9 millones de pesos corresponden a inversión directa y 149,116.9 millones de pesos a inversión condicionada.

Artículo 5o. En el ejercicio fiscal de 2019 el Ejecutivo Federal no contratará nuevos proyectos de inversión financiada de la Comisión Federal de Electricidad a los que hacen referencia los artículos 18 de la Ley Federal de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias, según corresponda estarán a lo siguiente:

I. Los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 25 del



mes posterior a aquél a que correspondan los pagos provisionales; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

II. Los pagos mensuales del derecho de extracción de hidrocarburos, previstos en el artículo 44 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 25 del mes posterior a aquel a que corresponda el pago; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

III. Presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II
De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.98 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:


1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1.26 por ciento mensual.

2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.53 por ciento mensual.

3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.82 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2019, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.



Durante el ejercicio fiscal de 2019, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2019, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2019. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2019, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán por la propia Secretaría a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.61.11, 6.62.01.04 y 6.61.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2019, se aplicarán los vigentes al 31 de diciembre de 2018, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0470
Febrero	1.0414
Marzo	1 0375



LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN   *Nueva Ley DOF 28-12-2018*
Secretaría General
Secretaría de Servicios Parlamentarios

Abril	1.0341
Mayo	1.0376
Junio	1.0393
Julio	1.0353
Agosto	1.0298
Septiembre	1.0289
Octubre	1.0236
Noviembre	1.0182
Diciembre	1.0068

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2019 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2018, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2019.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2019, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2019, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2019, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2019, sólo surtirán sus efectos para ese año y,


en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2019, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2019. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2019, se aplicarán los vigentes al 31 de diciembre de 2018, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0470
Febrero	1.0414
Marzo	1.0375
Abril	1.0341
Mayo	1.0376
Junio	1.0393
Julio	1.0353
Agosto	1.0298
Septiembre	1.0289
Octubre	1.0236
Noviembre	1.0182
Diciembre	1.0068

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2019 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2018 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2019.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.


De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes que pasan a propiedad del Fisco Federal conforme a las disposiciones fiscales, que hayan sido transferidos por el Servicio de Administración Tributaria, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la citada entidad transferente, sobre bienes de la misma naturaleza; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en el fondo señalado en el párrafo anterior, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. Un mecanismo como el previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos de los dos párrafos anteriores, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados y a su Coordinadora de Sector, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en los párrafos citados.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el décimo tercer párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establecen los artículos 54, 56 y 61 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2019, los conceptos y montos de los ingresos que hayan percibido por productos, así como de la concentración efectuada a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.



Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2019 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden durante el ejercicio fiscal 2019 se concentrarán en términos del artículo 22 de la Ley de Tesorería de la Federación, salvo en los siguientes casos:

I.   Se concentrarán en la Tesorería de la Federación, a más tardar el día hábil siguiente al de su recepción, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión;

II. Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en la fracción I de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere esta fracción, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos;

III. Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta Pública Federal;

IV. Los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta Pública Federal, y

V.   Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de la concentración en términos de la Ley de Tesorería de la Federación.

Para el ejercicio oportuno de los recursos a que se refiere esta fracción, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y



aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades o a las empresas productivas del Estado que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza. Las entidades o las empresas productivas del Estado podrán celebrar convenios de colaboración con la iniciativa privada.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a los fines que determine la Secretaría de Hacienda y Crédito Público, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.62.01, con excepción del numeral 6.62.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar por la Secretaría de Hacienda y Crédito Público a gasto de inversión, así como a programas que permitan cumplir con los objetivos que se establezcan en el Plan Nacional de Desarrollo.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.


Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se enterarán o concentrarán, según corresponda, en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN   *Nueva Ley DOF 28-12-2018*
Secretaría General
Secretaría de Servicios Parlamentarios



Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Servicio de Administración y Enajenación de Bienes y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando éstos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Servicio de Administración y Enajenación de Bienes, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Fiscalía General de la República, a la Secretaría de Salud y al Fondo de Ayuda, Asistencia y Reparación Integral, con excepción de lo dispuesto en el párrafo décimo primero del artículo 1o. de la presente Ley

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Los ingresos provenientes de la enajenación que realice el Servicio de Administración y Enajenación de Bienes de vehículos declarados abandonados por la Secretaría de Comunicaciones y Transportes con menos de cinco años en depósito de guarda y custodia en locales permisionados por dicha dependencia, se destinarán de conformidad con lo establecido en el artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. De la cantidad restante a los permisionarios federales se les cubrirán los adeudos generados hasta con el treinta por ciento de los remanentes de los ingresos y el resto se enterará a la Tesorería de la Federación.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019, entre las que se comprende de manera enunciativa a las siguientes:

I.   Instituto Mexicano del Seguro Social.

II.   Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Durante el ejercicio fiscal de 2019, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la


presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2019, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, y que para determinar su utilidad puedan deducir el diésel o el biodiésel y sus mezclas que importen o adquieran para su consumo final, siempre que se utilicen exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de dichos combustibles, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2, según corresponda al tipo de combustible, de la Ley del Impuesto Especial sobre Producción y Servicios, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante fiscal de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.


II.   Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

      1.   El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o el biodiésel y sus mezclas, por el número de litros de diésel o de biodiésel y sus mezclas importados o adquiridos.

            En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

      2.   Las personas que utilicen el diésel o el biodiésel y sus mezclas en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el valor en aduana del pedimento de importación o el precio consignado en el comprobante fiscal de adquisición del diésel o del biodiésel y sus mezclas en las estaciones de servicio, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

            El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

III.   Las personas que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2018. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el



equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2018, por cada uno de los socios o asociados, sin exceder de doscientas veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2018. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2019 y enero de 2020.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel o de biodiésel y sus mezclas, en el que asienten mensualmente la totalidad del diésel o del biodiésel y sus mezclas que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel o el biodiésel y sus mezclas que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel o del biodiésel y sus mezclas utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la importación o adquisición del diésel o del biodiésel y sus mezclas cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel o el biodiésel y sus mezclas en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de estos combustibles en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que en su caso correspondan, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación.



Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda según el tipo de combustible, conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o del biodiésel y sus mezclas, por el número de litros importados o adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la importación o adquisición de diésel o de biodiésel y sus mezclas a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el importador o adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante fiscal de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Para los efectos de la presente fracción y la fracción V de este apartado, se entiende por transporte privado de personas o de carga, aquél que realizan los contribuyentes con vehículos de su propiedad o con vehículos que tengan en arrendamiento, incluyendo el arrendamiento financiero, para transportar bienes propios o su personal, o bienes o personal, relacionados con sus actividades económicas, sin que por ello se genere un cobro.



V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se realicen los gastos a que se refiere la presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta causado en el ejercicio que tenga el contribuyente, correspondiente al mismo ejercicio en que se adquieran los combustibles a que se refiere la presente fracción, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria; en caso de no hacerlo, perderá el derecho a realizarlo con posterioridad.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, respecto de los litros o toneladas, según corresponda al tipo de combustible de que se trate, adquiridos en un mes de calendario, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019

CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN   *Nueva Ley DOF 28-12-2018*
Secretaría General
Secretaría de Servicios Parlamentarios



El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a los contribuyentes que tributen en los términos del Título II de la Ley del Impuesto sobre la Renta, consistente en disminuir de la utilidad fiscal determinada de conformidad con el artículo 14, fracción II de dicha Ley, el monto de la participación de los trabajadores en las utilidades de las empresas pagada en el mismo ejercicio, en los términos del artículo 123 de la Constitución Política de los Estados Unidos Mexicanos. El citado monto de la participación de los trabajadores en las utilidades de las empresas, se deberá disminuir, por partes iguales, en los pagos provisionales correspondientes a los meses de mayo a diciembre del ejercicio fiscal. La disminución a que se refiere este artículo se realizará en los pagos provisionales del ejercicio de manera acumulativa.

Conforme a lo establecido en el artículo 28, fracción XXVI de la Ley del Impuesto sobre la Renta, el monto de la participación de los trabajadores en las utilidades que se disminuya en los términos de este artículo en ningún caso será deducible de los ingresos acumulables del contribuyente.

Para los efectos de lo previsto en la presente fracción, se estará a lo siguiente:

a) El estímulo fiscal se aplicará hasta por el monto de la utilidad fiscal determinada para el pago provisional que corresponda.

b) En ningún caso se deberá recalcular el coeficiente de utilidad determinado en los términos del artículo 14, fracción I, de la Ley del Impuesto sobre la Renta con motivo de la aplicación de este estímulo.

IX. Se otorga un estímulo fiscal a los contribuyentes que, en los términos del artículo 27, fracción XX de la Ley del Impuesto sobre la Renta, entreguen en donación bienes básicos para la subsistencia humana en materia de alimentación o salud a instituciones autorizadas para recibir donativos deducibles de conformidad con la Ley del Impuesto sobre la Renta y que estén dedicadas a la atención de requerimientos básicos de subsistencia en materia de alimentación o salud de personas, sectores, comunidades o regiones de escasos recursos, denominados bancos de alimentos o de medicinas, consistente en una deducción adicional por un monto equivalente al 5 por ciento del costo de lo vendido que le hubiera correspondido a dichas mercancías, que efectivamente se donen y sean aprovechables para el consumo humano. Lo anterior, siempre y cuando el margen de utilidad bruta de las mercancías donadas en el ejercicio en el que se efectúe la donación hubiera sido igual o superior al 10 por ciento; cuando fuera menor, el por ciento de la deducción adicional se reducirá al 50 por ciento del margen.

X. Se otorga un estímulo fiscal a los contribuyentes, personas físicas o morales del impuesto sobre la renta, que empleen a personas que padezcan discapacidad motriz, que para superarla requieran usar permanentemente prótesis, muletas o sillas de ruedas; discapacidad auditiva o de lenguaje, en un 80 por ciento o más de la capacidad normal o discapacidad mental, así como cuando se empleen invidentes.


El estímulo fiscal consiste en poder deducir de los ingresos acumulables del contribuyente, para los efectos del impuesto sobre la renta por el ejercicio fiscal correspondiente, un monto adicional equivalente al 25 por ciento del salario efectivamente pagado a las personas antes señaladas. Para estos efectos, se deberá considerar la totalidad del salario que sirva de base para calcular, en el ejercicio que corresponda, las retenciones del impuesto sobre la renta del trabajador de que se trate, en los términos del artículo 96 de la Ley del Impuesto sobre la Renta.

Lo dispuesto en la presente fracción será aplicable siempre que el contribuyente cumpla, respecto de los trabajadores a que se refiere la presente fracción, con las obligaciones contenidas en el artículo 15 de la Ley del Seguro Social y las de retención y entero a que se refiere el Título IV, Capítulo I de la Ley del Impuesto sobre la Renta y obtenga, respecto de los trabajadores a que se refiere este artículo, el certificado de discapacidad del trabajador expedido por el Instituto Mexicano del Seguro Social.

Los contribuyentes que apliquen el estímulo fiscal previsto en esta fracción por la contratación de personas con discapacidad, no podrán aplicar en el mismo ejercicio fiscal, respecto de las personas por las que se aplique este beneficio, el estímulo fiscal a que se refiere el artículo 186 de la Ley del Impuesto sobre la Renta.

XI.   Los contribuyentes del impuesto sobre la renta que sean beneficiados con el crédito fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta, por las aportaciones efectuadas a proyectos de inversión en la producción cinematográfica nacional o en la distribución de películas cinematográficas nacionales, podrán aplicar el monto del crédito fiscal que les autorice el Comité Interinstitucional a que se refiere el citado artículo, contra los pagos provisionales del impuesto sobre la renta.

XII.   Las personas morales obligadas a efectuar la retención del impuesto sobre la renta y del impuesto al valor agregado en los términos de los artículos 106, último párrafo y 116, último párrafo, de la Ley del Impuesto sobre la Renta, y 1o.-A, fracción II, inciso a) y 32, fracción V, de la Ley del Impuesto al Valor Agregado, podrán optar por no proporcionar la constancia de retención a que se refieren dichos preceptos, siempre que la persona física que preste los servicios profesionales o haya otorgado el uso o goce temporal de bienes, le expida un Comprobante Fiscal Digital por Internet que cumpla con los requisitos a que se refieren los artículos 29 y 29-A del Código Fiscal de la Federación y en el comprobante se señale expresamente el monto del impuesto retenido.

Las personas físicas que expidan el comprobante fiscal digital a que se refiere el párrafo anterior, podrán considerarlo como constancia de retención de los impuestos sobre la renta y al valor agregado, y efectuar el acreditamiento de los mismos en los términos de las disposiciones fiscales

Lo previsto en esta fracción en ningún caso libera a las personas morales de efectuar, en tiempo y forma, la retención y entero del impuesto de que se trate y la presentación de las declaraciones informativas correspondientes, en los términos de las disposiciones fiscales respecto de las personas a las que les hubieran efectuado dichas retenciones.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.



Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

Los estímulos fiscales previstos en las fracciones VIII, IX, X y XI del presente apartado no se considerarán ingresos acumulables para efectos del impuesto sobre la renta.

B. En materia de exenciones:

Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.


LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2019
CÁMARA DE DIPUTADOS DEL H. CONGRESO DE LA UNIÓN
Secretaría General
Secretaría de Servicios Parlamentarios

Nueva Ley DOF 28-12-2018

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el período que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica, y a la Ley Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, fracción I, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2019 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.


Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2019 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 1.04 por ciento. La metodología para calcular dicha tasa es la siguiente:

I. Se determinó la tasa de rendimiento promedio ponderado de los valores públicos por el periodo comprendido de febrero a julio de 2018, conforme a lo siguiente:

   a) Se tomaron las tasas promedio mensuales por instrumento, de los valores públicos publicados por el Banco de México.

   b) Se determinó el factor de ponderación mensual por instrumento, dividiendo las subastas mensuales de cada instrumento entre el total de las subastas de todos los instrumentos públicos efectuadas al mes.

   c) Para calcular la tasa ponderada mensual por instrumento, se multiplicó la tasa promedio mensual de cada instrumento por su respectivo factor de ponderación mensual, determinado conforme al inciso anterior.

   d) Para determinar la tasa ponderada mensual de valores públicos se sumó la tasa ponderada mensual por cada instrumento.

   e) La tasa de rendimiento promedio ponderado de valores públicos correspondiente al periodo febrero a julio de 2018 se determinó con el promedio simple de las tasas ponderadas mensuales determinadas conforme al inciso anterior del mencionado periodo.

II. Se tomaron las tasas promedio ponderadas mensuales de valores privados publicadas por el Banco de México y se determinó el promedio simple de dichos valores correspondiente al periodo de febrero a julio de 2018.

III. Se determinó un factor ponderado de los instrumentos públicos y privados en función al saldo promedio en circulación de los valores públicos y privados correspondientes al periodo de febrero a julio de 2018 publicados por el Banco de México.

IV. Para obtener la tasa ponderada de instrumentos públicos y privados, se multiplicaron las tasas promedio ponderadas de valores públicos y privados, determinados conforme a las fracciones I y II, por su respectivo factor de ponderación, determinado conforme a la fracción anterior, y posteriormente se sumaron dichos valores ponderados.

V. Al valor obtenido conforme a la fracción IV se disminuyó el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de febrero a julio de 2018 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

VI. La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción V de este artículo por la tasa correspondiente al último tramo de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.


Artículo 22. La Comisión Nacional Bancaria y de Valores sancionará a las entidades financieras por el incumplimiento de los plazos para la atención de los requerimientos de información, documentación, aseguramiento, desbloqueo de cuentas, transferencia o situación de fondos formulados por las autoridades competentes, con una multa administrativa del equivalente en moneda nacional de 1 hasta 15,000 veces el valor diario de la Unidad de Medida y Actualización, con base en los criterios que se establezcan para tal efecto, los cuales podrán considerar, entre otros, los días de atraso en la atención de los requerimientos, la gravedad de los delitos a los que, en su caso, se refieran los requerimientos que se hubieran incumplido, o la probable afectación de los intereses patrimoniales de los clientes o usuarios de los servicios financieros.

Las infracciones a las disposiciones de carácter general en materia de prevención de operaciones con recursos de procedencia ilícita y, en su caso, financiamiento al terrorismo, cometidas por las entidades financieras, centros cambiarios, transmisores de dinero, sociedades financieras de objeto múltiple no reguladas y asesores en inversiones, serán sancionadas por la Comisión Nacional Bancaria y de Valores con multa del 10 por ciento al 100 por ciento del monto del reporte de la operación inusual que no se hubiera enviado, del 10 por ciento al 100 por ciento del monto del acto, operación o servicio que se realice con un cliente o usuario de la que se haya informado que se encuentra en la lista de personas bloqueadas conforme a las disposiciones señaladas anteriormente, o bien con multa equivalente en moneda nacional de 10 hasta 100,000 veces el valor diario de la Unidad de Medida y Actualización, en el caso de cualquier otro incumplimiento a las referidas disposiciones.

Artículo 23. Los contribuyentes personas físicas que opten por tributar en el Régimen de Incorporación Fiscal, previsto en la Sección II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta y cumplan con las obligaciones que se establecen en dicho régimen durante el periodo que permanezcan en el mismo, por las actividades que realicen con el público en general, podrán optar por pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios que, en su caso, corresponda a las actividades mencionadas, mediante la aplicación del esquema de estímulos siguiente:

I. Calcularán y pagarán los impuestos citados en la forma siguiente:

a) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto al valor agregado en el bimestre de que se trate, considerando el giro o actividad a la que se dedique el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IVA a pagar

	Sector económico	Porcentaje IVA (%)
1	Minería	8.0
2	Manufacturas y/o construcción	6.0
3	Comercio (incluye arrendamiento de bienes muebles)	2.0
4	Prestación de servicios (incluye restaurantes, fondas, bares y demás negocios similares en que se proporcionen servicios de alimentos y bebidas)	8.0
5	Negocios dedicados únicamente a la venta de alimentos y/o medicinas	0.0

Cuando las actividades de los contribuyentes correspondan a dos o más de los sectores económicos mencionados en los numerales 1 a 4 aplicarán el porcentaje que corresponda al sector preponderante. Se entiende por sector preponderante aquél de donde provenga la mayor parte de los ingresos del contribuyente.



b) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto especial sobre producción y servicios en el bimestre de que se trate, considerando el tipo de bienes enajenados por el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IEPS a pagar

Descripción	Porcentaje IEPS (%)
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea comercializador)	1.0
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea fabricante)	3.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea comercializador)	10.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea fabricante)	21.0
Bebidas saborizadas (cuando el contribuyente sea fabricante)	4.0
Cerveza (cuando el contribuyente sea fabricante)	10.0
Plaguicidas (cuando el contribuyente sea fabricante o comercializador)	1.0
Puros y otros tabacos hechos enteramente a mano (cuando el contribuyente sea fabricante)	23.0
Tabacos en general (cuando el contribuyente sea fabricante)	120.0

Los contribuyentes que ejerzan la opción a que se refiere el presente artículo, cuando hayan pagado el impuesto especial sobre producción y servicios en la importación de tabacos labrados y bebidas saborizadas a que se refiere el artículo 2o., fracción I, incisos C) y G) de la Ley del Impuesto Especial sobre Producción y Servicios, considerarán dicho pago como definitivo, por lo que ya no pagarán el impuesto que trasladen en la enajenación de los bienes importados, siempre que dicha enajenación se efectúe con el público en general.

c) El resultado obtenido conforme a los incisos a) y b) de esta fracción será el monto del impuesto al valor agregado o del impuesto especial sobre producción y servicios, en su caso, a pagar por las actividades realizadas con el público en general, sin que proceda acreditamiento alguno por concepto de impuestos trasladados al contribuyente.

d) El pago bimestral del impuesto al valor agregado y del impuesto especial sobre producción y servicios deberá realizarse por los períodos y en los plazos establecidos en los artículos 5o.-E de la Ley del Impuesto al Valor Agregado y 5o.-D de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos de la presente fracción se entiende por actividades realizadas con el público en general, aquéllas por las que se emitan comprobantes que únicamente contengan los requisitos que se establezcan mediante reglas de carácter general que emita el Servicio de Administración Tributaria. El traslado del impuesto al valor agregado y del impuesto especial sobre producción y servicios en ningún caso deberá realizarse en forma expresa y por separado.



Tratándose de las actividades por las que los contribuyentes expidan comprobantes que reúnan los requisitos fiscales para que proceda su deducción o acreditamiento, en donde se traslade en forma expresa y por separado el impuesto al valor agregado o el impuesto especial sobre producción y servicios, dichos impuestos deberán pagarse en los términos establecidos en la Ley del Impuesto al Valor Agregado y en la Ley del Impuesto Especial sobre Producción y Servicios y demás disposiciones aplicables, conjuntamente con el impuesto al valor agregado y el impuesto especial sobre producción y servicios determinado conforme al inciso c) de esta fracción.

Para los efectos del párrafo anterior, el acreditamiento del impuesto al valor agregado o del impuesto especial sobre producción y servicios será aplicable, cuando proceda, en la proporción que represente el valor de las actividades por las que se expidieron comprobantes fiscales en las que se haya efectuado el traslado expreso y por separado, en el valor total de las actividades del bimestre que corresponda.

Los contribuyentes que ejerzan la opción a que se refiere esta fracción podrán abandonarla en cualquier momento, en cuyo caso deberán calcular y pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios en los términos establecidos en la Ley del Impuesto al Valor Agregado o en la Ley del Impuesto Especial sobre Producción y Servicios, según se trate, a partir del bimestre en que abandonen la opción. En este caso, los contribuyentes no podrán volver a ejercer la opción prevista en el presente artículo.

II.   Los contribuyentes a que se refiere el presente artículo, por las actividades realizadas con el público en general en las que determinen el impuesto al valor agregado y el impuesto especial sobre producción y servicios con el esquema de porcentajes a que se refiere la fracción I del presente artículo, podrán aplicar un estímulo fiscal en la forma siguiente:

a)   A los impuestos al valor agregado y especial sobre producción y servicios determinados mediante la aplicación de los porcentajes, se le aplicarán los porcentajes de reducción que se citan a continuación, según corresponda al número de años que tenga el contribuyente tributando en el Régimen de Incorporación Fiscal:

TABLA

Años	Porcentaje de reducción (%)
1	100
2	90
3	80
4	70
5	60
6	50
7	40
8	30
9	20
10	10

Para los efectos de la aplicación de la tabla el número de años de tributación del contribuyente se determinará de conformidad con lo que al respecto se considere para los efectos del impuesto sobre la renta.


Tratándose de contribuyentes que tributen en el Régimen de Incorporación Fiscal, cuyos ingresos propios de su actividad empresarial obtenidos en el ejercicio inmediato anterior no hubieran excedido de la cantidad de trescientos mil pesos, durante cada uno de los años en que tributen en el Régimen de Incorporación Fiscal y no excedan el monto de ingresos mencionados, el porcentaje de reducción aplicable será de 100 por ciento.

Los contribuyentes que inicien actividades y que opten por tributar conforme al Régimen de Incorporación Fiscal previsto en la Ley del Impuesto sobre la Renta, podrán aplicar lo dispuesto en el párrafo anterior cuando estimen que sus ingresos del ejercicio no excederán al monto establecido en dicho párrafo. Cuando en el ejercicio inicial realicen operaciones por un período menor a doce meses, para determinar el monto citado, dividirán los ingresos obtenidos entre el número de días que comprenda el período y el resultado se multiplicará por 365 días. Si la cantidad obtenida excede del importe del monto referido, en el ejercicio siguiente no se podrá tomar el beneficio del párrafo anterior.

b) La cantidad obtenida mediante la aplicación de los porcentajes de reducción a que se refiere el inciso anterior será acreditable únicamente contra el impuesto al valor agregado o el impuesto especial sobre producción y servicios, según se trate, determinado conforme a la aplicación de los porcentajes a que se refiere la fracción I de este artículo.

III. El estímulo fiscal a que se refiere el presente artículo no se considerará como ingreso acumulable para los efectos del impuesto sobre la renta.

IV. Se releva a los contribuyentes a que se refiere este artículo de la obligación de presentar el aviso a que se refiere el artículo 25, primer párrafo, del Código Fiscal de la Federación.

Artículo 24. Para los efectos de lo dispuesto en los artículos 2o., fracción I, incisos D) y H), y 2o.-A, de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de las definiciones establecidas en dicha Ley, se entenderá por:

I. Combustibles automotrices: gasolinas, diésel, combustibles no fósiles o la mezcla de cualquiera de los combustibles mencionados.

II. Gasolina, combustible líquido que se puede obtener del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla de hidrocarburos líquidos volátiles, principalmente parafinas ramificadas, aromáticos, naftenos y olefinas, pudiendo contener otros compuestos provenientes de otras fuentes, que se clasifica en función del número de octano.

III. Diésel, combustible líquido que puede obtenerse del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla compleja de hidrocarburos, principalmente parafinas no ramificadas, pudiendo contener otros compuestos provenientes de otras fuentes, con independencia del uso al que se destine.

IV. Combustibles no fósiles, combustibles o componentes de combustibles que no se obtienen o derivan de un proceso de destilación de petróleo crudo o del procesamiento de gas natural.

V. Etanol para uso automotriz, alcohol tipo etanol anhidro con contenido de agua menor o igual a 1 por ciento y que cumpla con las especificaciones de calidad y características como biocombustible puro, que emita la autoridad competente.


Cuando los bienes a que se refiere este artículo estén mezclados, el impuesto se calculará conforme a la cantidad que de cada combustible tenga la mezcla. Tratándose de la importación o enajenación de mezclas, los contribuyentes deberán consignar la cantidad de cada uno de los combustibles que se contengan en la mezcla en el pedimento de importación o en el comprobante fiscal, según corresponda.

Artículo 25. Para los efectos del Código Fiscal de la Federación, del impuesto por la actividad de exploración y extracción de hidrocarburos, del impuesto sobre la renta, del impuesto al valor agregado, así como lo referente a derechos, se estará a lo siguiente:

I. En sustitución de lo dispuesto en el artículo 31-A del Código Fiscal de la Federación, los contribuyentes con base en su contabilidad, deberán presentar la información de las siguientes operaciones:

   a) Las operaciones financieras a que se refieren los artículos 20 y 21 de la Ley del Impuesto sobre la Renta.

   b) Las operaciones con partes relacionadas.

   c) Las relativas a la participación en el capital de sociedades y a cambios en la residencia fiscal.

   d) Las relativas a reorganizaciones y reestructuras corporativas.

   e) Las relativas a enajenaciones y aportaciones, de bienes y activos financieros; operaciones con países con sistema de tributación territorial; operaciones de financiamiento y sus intereses; pérdidas fiscales; reembolsos de capital y pago de dividendos.

   La información a que se refiere esta fracción deberá presentarse trimestralmente a través de los medios y formatos que señale el Servicio de Administración Tributaria mediante reglas de carácter general, dentro de los sesenta días siguientes a aquél en que concluya el trimestre de que se trate.

   Cuando los contribuyentes presenten la información de forma incompleta o con errores, tendrán un plazo de treinta días contado a partir de la notificación de la autoridad, para complementar o corregir la información presentada.

   Se considerará incumplida la obligación fiscal señalada en la presente fracción, cuando los contribuyentes, una vez transcurrido el plazo señalado en el párrafo que antecede, no hayan presentado la información conducente o ésta se presente con errores.

II. Para efectos de lo dispuesto en el artículo 56 de la Ley de Ingresos sobre Hidrocarburos, cuando en la declaración de los pagos mensuales del impuesto por la actividad de exploración y extracción de hidrocarburos resulte saldo a favor del contribuyente, se podrá compensar contra los pagos posteriores del propio impuesto a cargo del contribuyente. Dicha compensación deberá realizarse conforme a lo previsto en el artículo 17-A del Código Fiscal de la Federación, considerándose el periodo comprendido desde el mes en el que se obtenga la cantidad a favor, hasta el mes en el que se realice la compensación.

III. Las personas físicas que tengan su casa habitación en las zonas afectadas por los sismos ocurridos en México los días 7 y 19 de septiembre de 2017, que tributen en los términos del Título IV de la Ley del Impuesto sobre la Renta, no considerarán como ingresos acumulables para efectos de dicha Ley, los ingresos por apoyos económicos o monetarios que reciban de personas morales o fideicomisos autorizados para recibir donativos deducibles del impuesto


sobre la renta, siempre que dichos apoyos económicos o monetarios se destinen para la reconstrucción o reparación de su casa habitación.

Para los efectos del párrafo anterior, se consideran zonas afectadas los municipios de los Estados afectados por los sismos ocurridos los días 7 y 19 de septiembre de 2017, que se listen en las declaratorias de desastre natural correspondientes, publicadas en el Diario Oficial de la Federación.

IV. Para los efectos de los artículos 82, fracción IV de la Ley del Impuesto sobre la Renta y 138 de su Reglamento, se considera que las organizaciones civiles y fideicomisos autorizados para recibir donativos deducibles en los términos de dicha Ley, cumplen con el objeto social autorizado para estos efectos, cuando otorguen donativos a organizaciones civiles o fideicomisos que no cuenten con autorización para recibir donativos de conformidad con la Ley del Impuesto sobre la Renta y cuyo objeto exclusivo sea realizar labores de rescate y reconstrucción en casos de desastres naturales, siempre que se cumpla con los siguientes requisitos:

a) Tratándose de las organizaciones civiles y fideicomisos autorizados para recibir donativos, se deberá cumplir con lo siguiente:

1. Contar con autorización vigente para recibir donativos al menos durante los 5 años previos al momento en que se realice la donación, y que durante ese periodo la autorización correspondiente no haya sido revocada o no renovada.

2. Haber obtenido ingresos en el ejercicio inmediato anterior cuando menos de 5 millones de pesos.

3. Auditar sus estados financieros.

4. Presentar un informe respecto de los donativos que se otorguen a organizaciones o fideicomisos que no tengan el carácter de donatarias autorizadas que se dediquen a realizar labores de rescate y reconstrucción ocasionados por desastres naturales.

5. No otorgar donativos a partidos políticos, sindicatos, instituciones religiosas o de gobierno.

6. Presentar un listado con el nombre, denominación o razón social y registro federal de contribuyentes de las organizaciones civiles o fideicomisos que no cuenten con la autorización para recibir donativos a las cuales se les otorgó el donativo.

b) Tratándose de las organizaciones civiles y fideicomisos que no cuenten con autorización para recibir donativos, a que se refiere el primer párrafo de esta fracción, deberán cumplir con lo siguiente:

1. Estar inscritas en el Registro Federal de Contribuyentes.

2. Comprobar que han efectuado operaciones de atención de desastres, emergencias o contingencias por lo menos durante 3 años anteriores a la fecha de recepción del donativo.

3. No haber sido donataria autorizada a la que se le haya revocado o no renovado la autorización.


4. Ubicarse en alguno de los municipios o en las demarcaciones territoriales de la Ciudad de México, de las zonas afectadas por el desastre natural de que se trate.

5. Presentar un informe ante el Servicio de Administración Tributaria, en el que se detalle el uso y destino de los bienes o recursos recibidos, incluyendo una relación de los folios de los Comprobantes Fiscales Digitales por Internet y la documentación con la que compruebe la realización de las operaciones que amparan dichos comprobantes.

6. Devolver los remanentes de los recursos recibidos no utilizados para el fin que fueron otorgados a la donataria autorizada.

7. Hacer pública la información de los donativos recibidos en su página de Internet o, en caso de no contar con una, en la página de la donataria autorizada.

El Servicio de Administración Tributaria podrá expedir reglas de carácter general necesarias para la debida y correcta aplicación de esta fracción.

V. El estímulo fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta no podrá aplicarse en forma conjunta con otros tratamientos fiscales que otorguen beneficios o estímulos fiscales.

VI. Para los efectos de lo dispuesto en los artículos 23, primer párrafo, del Código Fiscal de la Federación y 6o., primer y segundo párrafos, de la Ley del Impuesto al Valor Agregado, en sustitución de las disposiciones aplicables en materia de compensación de cantidades a favor establecidas en dichos párrafos de los ordenamientos citados, se estará a lo siguiente:

a) Los contribuyentes obligados a pagar mediante declaración únicamente podrán optar por compensar las cantidades que tengan a su favor contra las que estén obligadas a pagar por adeudo propio, siempre que ambas deriven de un mismo impuesto, incluyendo sus accesorios. Al efecto, bastará que efectúen la compensación de dichas cantidades actualizadas conforme a lo previsto en el artículo 17-A del Código Fiscal de la Federación, desde el mes en que se realizó el pago de lo indebido o se presentó la declaración que contenga el saldo a favor, hasta aquél en que la compensación se realice. Los contribuyentes que presenten el aviso de compensación, deben acompañar los documentos que establezca el Servicio de Administración Tributaria mediante reglas de carácter general. En dichas reglas también se establecerán los plazos para la presentación del aviso mencionado.

Lo dispuesto en el presente inciso no será aplicable tratándose de los impuestos que se causen con motivo de la importación ni a aquéllos que tengan un fin específico.

b) Tratándose del impuesto al valor agregado, cuando en la declaración de pago resulte saldo a favor, el contribuyente únicamente podrá acreditarlo contra el impuesto a su cargo que le corresponda en los meses siguientes hasta agotarlo o solicitar su devolución. Cuando se solicite la devolución deberá ser sobre el total del saldo a favor. Los saldos cuya devolución se solicite no podrán acreditarse en declaraciones posteriores.

VII. Por lo que se refiere a los derechos por los servicios de inspección y vigilancia que presta la Comisión Nacional Bancaria y de Valores, se estará a lo siguiente:

a) Las entidades financieras sujetas a la supervisión de la Comisión Nacional Bancaria y de Valores a que se refiere el artículo 29-D de la Ley Federal de Derechos vigente para el



ejercicio fiscal de 2019, con excepción de las instituciones de banca múltiple, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere el citado artículo 29-D, podrán pagar la cuota que de conformidad con las disposiciones vigentes en el ejercicio fiscal de 2018 hubieren optado por pagar para el referido ejercicio fiscal, más el 5 por ciento de dicha cuota. En ningún caso los derechos a pagar para el ejercicio fiscal de 2019 por concepto de inspección y vigilancia, podrán ser inferiores a la cuota mínima establecida para cada sector para el ejercicio fiscal de 2019, conforme a lo previsto en el propio artículo 29-D.

Las entidades financieras a que se refiere el artículo 29-D, fracciones I, III, V, VI, VIII, IX, XI, XIII, XV, XVIII y XIX de la Ley Federal de Derechos que se hayan constituido en el ejercicio fiscal de 2018, podrán optar por pagar la cuota mínima correspondiente para el ejercicio fiscal de 2019 conforme a las citadas fracciones del artículo 29-D, en lugar de pagar el derecho por concepto de inspección y vigilancia en términos de lo dispuesto en tales fracciones de la referida Ley.

Tratándose de las casas de bolsa, para determinar la cuota mínima correspondiente al ejercicio fiscal de 2019 para los efectos de la opción a que se refiere el presente inciso, se considerará como capital mínimo requerido para funcionar como casa de bolsa el equivalente en moneda nacional a tres millones de unidades de inversión.

b) Las instituciones de banca múltiple a que se refiere el artículo 29-D, fracción IV de la Ley Federal de Derechos, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere dicha fracción, podrán optar por pagar la cuota que de conformidad con las disposiciones vigentes en el ejercicio fiscal de 2018 hubieren optado por pagar para dicho ejercicio fiscal, más el 10 por ciento del resultado de la suma de los incisos a) y b) de la propia fracción IV del citado artículo 29-D. En ningún caso los derechos a pagar podrán ser inferiores a la cuota mínima establecida para dicho sector para el ejercicio fiscal de 2019, conforme a lo previsto en la mencionada fracción IV del artículo 29-D.

Las entidades financieras a que se refiere el párrafo anterior que se hayan constituido en el ejercicio fiscal de 2018, podrán optar por pagar la cuota mínima para el ejercicio fiscal de 2019 conforme a la citada fracción del referido artículo 29-D en lugar de pagar el derecho por concepto de inspección y vigilancia en términos de lo dispuesto en dicha fracción.

c) Las bolsas de valores a que se refiere el artículo 29-E, fracción III de la Ley Federal de Derechos vigente para el ejercicio fiscal de 2019, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere el citado artículo 29-E, fracción III, podrán optar por pagar la cantidad equivalente en moneda nacional que resulte de multiplicar 1 por ciento por su capital contable. En caso de ejercer la opción a que se refiere el presente inciso, las bolsas de valores deberán estarse a lo dispuesto por el artículo 29-K, fracción II de la Ley Federal de Derechos.

Cuando los contribuyentes ejerzan la opción de pagar los derechos por concepto de inspección y vigilancia en los términos previstos en los incisos a), b) y c) de esta fracción y realicen el pago anual durante el primer trimestre del ejercicio fiscal de 2019, no les será aplicable el descuento del 5 por ciento establecido en la fracción I del artículo 29-K de la Ley Federal de Derechos.

VIII. Para efectos de lo dispuesto en el artículo 18-A, primer párrafo de la Ley Federal de Derechos, en sustitución de dicha disposición, los ingresos que se obtengan por la recaudación del derecho establecido en la fracción I del artículo 8o. de la Ley Federal de Derechos, por lo que se refiere a los Visitantes sin permiso para realizar actividades remuneradas que ingresen al país con fines turísticos, se destinarán en un 20 por ciento al Instituto Nacional de Migración


para mejorar los servicios que en materia migratoria proporciona, y en un 80 por ciento para los estudios, proyectos y la inversión en infraestructura que determine el Gobierno Federal con el objeto de iniciar o mejorar los destinos turísticos del país.

Por otra parte, se deja sin efectos lo dispuesto en el artículo 18-A, tercer párrafo de la Ley Federal de Derechos.

IX.   En sustitución de lo dispuesto en el segundo párrafo del artículo 275 de la Ley Federal de Derechos, para los efectos del artículo 2o. de la Ley de Coordinación Fiscal, no se incluirá en la recaudación federal participable, la recaudación total que se obtenga de los derechos a que se refieren los artículos 268, 269 y 270 de la Ley Federal de Derechos, y se destinará en un 80 por ciento al Fondo para el Desarrollo de Zonas de Producción Minera, en un 10 por ciento a la Secretaría de Economía, y en un 10 por ciento al Gobierno Federal que se destinarán a lo señalado en el párrafo quinto del artículo 275 de la Ley Federal de Derechos.

La Secretaría de Economía deberá llevar a cabo las gestiones necesarias a fin de constituir en una institución de banca de desarrollo, en términos de lo dispuesto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, un vehículo financiero para administrar el Fondo para el Desarrollo de Zonas de Producción Minera a más tardar en el plazo de 90 días naturales a la entrada en vigor de la presente Ley.

En sustitución de lo dispuesto en los párrafos tercero y cuarto del artículo 275 de la Ley Federal de Derechos, los recursos del Fondo para el Desarrollo de Zonas de Producción Minera serán destinados por la Secretaría de Economía, de manera directa o coordinada con las Dependencias y Entidades de la Administración Pública Federal y con las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, así como sus dependencias y entidades, conforme a los lineamientos que para tales efectos emita y los convenios que, en su caso, suscriban y en cumplimiento de las disposiciones aplicables en materia de obras y adquisiciones, a los fines previstos en el artículo 271 de la Ley Federal de Derechos, así como a proyectos de infraestructura y equipamiento educativo, de salud, de previsión social, prevención del delito, protección civil, movilidad rural, reforestación y centros comunitarios que permitan apoyar la integración de las comunidades, incluyendo a las comunidades indígenas. Asimismo, podrán destinarse dichos recursos a la creación de capacidades de la población en las zonas de producción minera, mismas que serán determinadas conforme a los lineamientos que emita para tal efecto la Secretaría de Economía; así como para proyectos de capacitación para el empleo y emprendimiento.

Las secretarías de Desarrollo Agrario, Territorial y Urbano, y de Economía, deberán llevar a cabo las gestiones necesarias a fin de que ésta última asuma las atribuciones conferidas en virtud de lo previsto en la presente fracción, para lo cual, una vez constituido el vehículo señalado en el párrafo segundo anterior, la Secretaría de Desarrollo Agrario, Territorial y Urbano deberá dar por terminado el Mandato que hubiere celebrado previa transferencia de los activos, pasivos, derechos y obligaciones que correspondan.

Capítulo III
De las Medidas Administrativas en Materia Energética

Artículo 26. En adición a las obligaciones establecidas en el artículo 84 de la Ley de Hidrocarburos, los titulares de permisos de distribución y expendio al público de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, tendrán las siguientes obligaciones:

I.   Reportar a la Comisión Reguladora de Energía:



a) Los precios de venta al público de los productos mencionados, así como los precios de venta de los distribuidores de gas licuado de petróleo y de propano, cada vez que se modifiquen, sin que exceda de sesenta minutos antes de la aplicación de dichos precios.

b) Diariamente la información sobre volúmenes comprados y vendidos.

c) Anualmente, a más tardar el 31 de enero de cada año, un informe de su estructura corporativa y de capital que contenga la descripción de la estructura del capital social, identificando la participación de cada socio o accionista, directo e indirecto, y de las personas o grupo de personas que tienen el control de la sociedad; los derechos inherentes a la participación en la estructura de capital; así como la descripción de la participación en otras sociedades, que contenga su objeto social, las actividades que estas terceras realizan y las concesiones y permisos otorgados por el Gobierno Federal de los que sean titulares y que guarden relación con la actividad de los permisionarios. En el caso de que no haya cambios respecto del último informe presentado, en sustitución del mismo, se deberá presentar un aviso manifestando tal situación.

Para efectos del párrafo anterior, se entiende por control de la sociedad y por grupo de personas, lo dispuesto en el artículo 2, fracciones III y IX, respectivamente, de la Ley del Mercado de Valores.

La información a que se refiere esta fracción se presentará bajo protesta de decir verdad, en los formatos y medios que para tales efectos establezca la Comisión Reguladora de Energía. Los permisionarios que incumplan con la entrega de la información antes señalada o la presenten incompleta o con errores serán acreedores a las sanciones aplicables, de acuerdo con la Ley de Hidrocarburos.

II. Tratándose de permisionarios de expendio al público en estaciones de servicio, deberán dar a conocer al público, en cada estación de servicio, el precio por litro o kilogramo de venta, según corresponda, vigente de cada combustible en un lugar prominente, asegurando la máxima visibilidad de la información, de conformidad con los lineamientos que para tal efecto establezca la Comisión Reguladora de Energía.

Artículo 27. En adición a las facultades establecidas en los artículos 22 y 41 de la Ley de los Órganos Reguladores Coordinados en Materia Energética, la Comisión Reguladora de Energía tendrá las siguientes atribuciones:

I. Administrar un sistema de información de precios de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, para lo cual podrá solicitar el apoyo de la Secretaría de Energía, de la Procuraduría Federal del Consumidor, del Instituto Nacional de Estadística y Geografía y del Servicio de Administración Tributaria y difundirá por medios electrónicos, una versión pública de dicho sistema.

II. Podrá poner a disposición del público, por medios electrónicos, información agregada por zona, de precios al mayoreo que obtenga la Comisión Reguladora de Energía.

III. En las actividades de expendio al público de gasolinas, diésel y gas licuado de petróleo, la Comisión Reguladora de Energía podrá establecer la regulación de precios cuando la Comisión Federal de Competencia Económica determine que no existen condiciones de competencia efectiva.


La Comisión Reguladora de Energía podrá establecer, como medida precautoria, la regulación provisional de los precios en las actividades que se mencionan en el párrafo anterior mientras la Comisión Federal de Competencia Económica desahoga el procedimiento de declaratoria correspondiente, cuya vigencia no podrá exceder de la fecha en que se emita la resolución que ponga fin a dicho procedimiento.

IV. Requerir a los titulares de permisos de comercialización, distribución y expendio al público de los productos a que se refieren la fracción III de este artículo y el artículo 28 de esta Ley, la información que sea necesaria para llevar a cabo el ejercicio de las facultades a que se refieren la fracción III de este artículo y el artículo 28 de esta Ley, según corresponda. El personal oficial que intervenga en el ejercicio de dichas facultades estará obligado a guardar absoluta reserva sobre la información recibida.

Artículo 28. En relación a las actividades que conlleven a la venta al público de gas licuado de petróleo y propano, la Comisión Reguladora de Energía podrá establecer la regulación de precios máximos sobre dichos productos, previa resolución de la Comisión Federal de Competencia Económica que determine que no existen condiciones de competencia efectiva en dichas actividades, conforme a la legislación y normatividad aplicable. Para ello, la Comisión Reguladora de Energía, dentro de los 30 días naturales siguientes a la resolución por parte de la Comisión Federal de Competencia Económica, y previa audiencia con representantes del sector, establecerá la regulación de precios máximos, la cual se mantendrá únicamente mientras subsistan las condiciones que la motivaron. Los interesados o la Comisión Reguladora de Energía podrán solicitar a la Comisión Federal de Competencia Económica que determine si subsisten las condiciones que motivaron la resolución.

Capítulo IV
De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 29. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2019.

Artículo 30. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 31. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores lo siguiente:



A. El Presupuesto de Gastos Fiscales, a más tardar el 30 de junio de 2019, que comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2020 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

B. Un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, a más tardar el 30 de septiembre de 2019, en el que se deberá señalar, para cada una la siguiente información:

I. Ingresos por donativos recibidos en efectivo de nacionales.

II. Ingresos por donativos recibidos en efectivo de extranjeros.

III. Ingresos por donativos recibidos en especie de nacionales.

IV. Ingresos por donativos recibidos en especie de extranjeros.

V. Ingresos obtenidos por arrendamiento de bienes.

VI. Ingresos obtenidos por dividendos.

VII. Ingresos obtenidos por regalías.

VIII. Ingresos obtenidos por intereses devengados a favor y ganancia cambiaria.

IX. Otros ingresos.

X. Erogaciones efectuadas por sueldos, salarios y gastos relacionados.

XI. Erogaciones efectuadas por aportaciones al Sistema de Ahorro para el Retiro, al Instituto del Fondo Nacional de la Vivienda para los Trabajadores, y jubilaciones por vejez.

XII. Erogaciones efectuadas por cuotas al Instituto Mexicano del Seguro Social.

XIII. Gastos administrativos.

XIV. Gastos operativos.


XV. Monto total de percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos.

El reporte deberá incluir las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento.

C. Para la generación del reporte a que se refiere el Apartado B de este artículo, la información se obtendrá de aquélla que las donatarias autorizadas estén obligadas a presentar en la declaración de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2018, a la que se refiere el tercer párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información sobre los gastos administrativos y operativos, así como de las percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos a que se refiere el Apartado B de este artículo, se obtendrá de los datos reportados a más tardar el 30 de agosto de 2019, en la página de Internet del Servicio de Administración Tributaria en la Sección de Transparencia de Donatarias Autorizadas correspondiente al ejercicio fiscal de 2018, a que se refiere el artículo 82, fracción VI de la Ley del Impuesto sobre la Renta. Se entenderá por gastos administrativos y operativos lo siguiente:

I. Gastos administrativos: los relacionados con las remuneraciones al personal, arrendamiento de bienes muebles e inmuebles, teléfono, electricidad, papelería, mantenimiento y conservación, los impuestos y derechos federales o locales, así como las demás contribuciones y aportaciones que en términos de las disposiciones legales respectivas deba cubrir la donataria siempre que se efectúen en relación directa con las oficinas o actividades administrativas, entre otros. No quedan comprendidos aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

II. Gastos operativos: aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

La información a que se refieren los Apartados B y C de este artículo, no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 32. En el ejercicio fiscal de 2019, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2020, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.


Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2020 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios

Primero. La presente Ley entrará en vigor el 1 de enero de 2019.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2018.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. Durante el ejercicio fiscal de 2019 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Quinto. Durante el ejercicio fiscal 2019 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

Sexto. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.



Séptimo. Las entidades federativas y municipios que cuenten con disponibilidades de recursos federales destinados a un fin específico previsto en ley, en reglas de operación, convenios o instrumentos jurídicos, correspondientes a ejercicios fiscales anteriores al 2017, que no hayan sido devengados conforme a los calendarios respectivos, deberán enterarlos a la Tesorería de la Federación, incluyendo los rendimientos financieros que hubieran generado. Los recursos correspondientes a los aprovechamientos que se obtengan, se destinarán por la Secretaría de Hacienda y Crédito Público al fortalecimiento financiero en las entidades federativas y/o para la atención de desastres naturales.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las entidades federativas y municipios en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades hayan estado depositadas en cuentas bancarias de la entidad federativa y/o municipio.

Octavo. La Secretaría de Hacienda y Crédito Público para el ejercicio fiscal de 2019, deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión en términos del artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal 2019, así como de la subcuenta que se haya constituido como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

Noveno. En el ejercicio fiscal de 2019, la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración Tributaria deberá publicar estudios sobre la evasión fiscal en México. En la elaboración de dichos estudios deberán participar instituciones académicas de prestigio en el país, instituciones académicas extranjeras, centros de investigación, organismos o instituciones nacionales o internacionales que se dediquen a la investigación o que sean especialistas en la materia. Sus resultados deberán darse a conocer a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión, a más tardar 35 días después de terminado el ejercicio fiscal de 2019.

Décimo. Las dependencias y entidades que coordinen la operación de fideicomisos públicos sin estructura orgánica, mandatos y análogos, salvo los que determine la Secretaría de Hacienda y Crédito Público, concentrarán en la Tesorería de la Federación a más tardar el 28 de febrero de 2019, los recursos públicos disponibles no comprometidos al 31 de diciembre de 2018 en dichos vehículos, salvaguardando en todo momento los derechos de terceros, a efecto de que sean destinados a gasto de inversión así como a programas de inversión que permitan cumplir con los objetivos que se establezcan en el Plan Nacional de Desarrollo y a programas y proyectos que cuenten con registro en la cartera de inversión en la Secretaría de Hacienda y Crédito Público. Lo anterior no será aplicable a dichos instrumentos jurídicos que por disposición expresa de ley los recursos públicos deban permanecer en el patrimonio o afectos a los mismos, así como a aquellos en materia de pensiones y seguridad social, desastres naturales, infraestructura, estabilización de ingresos incluyendo al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, y aquellos que sirvan como mecanismo de garantía o fuente de pago de obligaciones a cargo del Gobierno Federal o sus entidades paraestatales. Dicha dependencia deberá señalar en los informes trimestrales sobre la situación económica y las finanzas públicas, sobre el monto y el destino que dé a los recursos utilizados conforme a lo previsto en este párrafo.

Décimo Primero. Durante el ejercicio fiscal de 2019, se continuará aplicando el Transitorio Segundo, fracciones I y VI del "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 7 de diciembre de 2016.

Décimo Segundo. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, durante el ejercicio fiscal 2019 y en ejercicio de las facultades que le confiere el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado requerirá a la Secretaría de



Hacienda y Crédito Público los pagos correspondientes a los adeudos vencidos que tengan las dependencias o entidades de los municipios o de las entidades federativas, con cargo a las participaciones y transferencias federales de las entidades federativas y los municipios que correspondan.

El Instituto, conforme a los modelos autorizados por su órgano de gobierno, podrá suscribir con las entidades federativas y, en su caso, los municipios, dependencias y entidades de los gobiernos locales que correspondan, los convenios para la regularización de los adeudos que tengan con dicho Instituto por concepto de cuotas, aportaciones y descuentos. El plazo máximo para cubrir los pagos derivados de dicha regularización será de 10 años. Asimismo, en el marco de la celebración de los referidos convenios, se podrán otorgar descuentos en los accesorios generados a las contribuciones adeudadas. Para tal efecto, deberán adecuar los convenios que tengan celebrados para la incorporación de sus trabajadores y familiares derechohabientes al régimen obligatorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, para incluir en el mismo lo dispuesto en el párrafo cuarto del artículo 204 de dicha ley.

Décimo Tercero. Se deroga la fracción XI del artículo 232 de la Ley Federal de Derechos, a partir de la entrada en vigor de las disposiciones a que se refieren los artículos 12, fracción XXXIV y 72 de la Ley de la Industria Eléctrica, que emita la Comisión Reguladora de Energía.

En tanto no entren en vigor las disposiciones señaladas, continuará aplicándose el artículo 232, fracción XI de la Ley Federal de Derechos, respecto a la infraestructura del Sistema Eléctrico Nacional sobre la cual la Comisión Reguladora de Energía no haya emitido las disposiciones respectivas en términos de la Ley de la Industria Eléctrica.

Décimo Cuarto. Para efectos de dar debido cumplimiento a las obligaciones previstas en los artículos 17 y 18 de la Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita, los sujetos obligados que no se encuentren al corriente en el cumplimiento de dichas obligaciones por el periodo del 1 de julio de 2013 al 31 de diciembre de 2018, podrán implementar programas de auto regularización, previa autorización del Servicio de Administración Tributaria, siempre que se encuentren al corriente en el cumplimiento de sus obligaciones de 2019.

No procederá la imposición de sanciones respecto del periodo de incumplimiento que ampare el programa de auto regularización. El Servicio de Administración Tributaria podrá condonar las multas que se hayan fijado en términos de la Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita durante el periodo de incumplimiento que ampare el programa de auto regularización. La vigencia del programa de auto regularización interrumpe el plazo de prescripción para la imposición de las sanciones correspondientes.

En términos del artículo 6, fracción VII de la Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita, el Servicio de Administración Tributaria deberá emitir y publicar en el Diario Oficial de la Federación las reglas de carácter general que regulen la aplicación de los programas de auto regularización, en un plazo máximo de 60 días contados a partir de la entrada en vigor de la presente Ley.

Décimo Quinto.- El presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019 aprobado deberá prever una asignación de la recaudación estimada para la Federación por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, de acuerdo con lo previsto en el artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019, una vez descontadas las participaciones que correspondan a las entidades federativas, para destinarse a programas de promoción, prevención, detección, tratamiento, control y combate a la desnutrición, sobrepeso, obesidad y enfermedades crónico degenerativas relativas, así como para apoyar el incremento en la cobertura de los servicios de agua potable en localidades rurales, y proveer bebederos



con suministro continuo de agua potable en inmuebles escolares públicos con mayor rezago educativo, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Ciudad de México, a 20 de diciembre de 2018.- Dip. **Porfirio Muñoz Ledo**, Presidente.- Sen. **Martí Batres Guadarrama**, Presidente.- Dip. **Lilia Villafuerte Zavala**, Secretaria.- Sen. **Antares Vázquez Alatorre**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a veintiséis de diciembre de dos mil dieciocho.- **Andrés Manuel López Obrador**.- Rúbrica.- La Secretaria de Gobernación, Dra. **Olga María del Carmen Sánchez Cordero Dávila**.- Rúbrica.